Form 10-K, Exhibit 13
period 1994-01-29
EDISON BROTHERS STORES INC
filed 1994-04-28
CIK 31575

To Our Shareholders:

  In a difficult period for specialty apparel and footwear retailing, the company's sales declined in 1993 and operating earnings declined sharply from the record levels of 1992. Total sales were $1.46 billion, down 3.0 percent compared with 1992 sales. Total net income for 1993 was $22.1 million, down 68.9 percent compared with 1992 net operating income (excluding a one-time charge in 1992, related to retiree medical benefits). Please see The Year in Brief on the facing page and the financial statements for complete details.

  Consumers spent conservatively on fashion goods, choosing instead to invest in the relative permanence of home furnishings, electronics, and automobiles. Cautious consumer attitudes toward apparel and footwear were compounded by a lack of appealing new fashion trends. Within Edison Brothers, sales were healthiest in those chains that emphasize more traditional fashions with greater wardrobe staying power.

  Our close monitoring of our market allowed us to anticipate the sales slowdown; by year-end we had reduced average per-store inventories by 16 percent. We avoided the heavy losses suffered by some of our competitors who were burdened with large quantities of distressed merchandise.

  Nevertheless, we were faced with the need to promote heavily during the fall and holiday seasons in order to attract bargain seekers and to move stock in preparation for fresher spring goods. Consequently, margins suffered more than sales.

  In addition to reducing inventory, in this challenging period we've worked to minimize risk and maximize profit potential through a series of other prudent controls. We've held corporate overhead dollars steady for five years, a period in which sales grew 36 percent and our number of stores increased 23 percent. During that time we saw an increase of 47 percent in sales productivity per home office employee. In 1993 we eliminated millions of dollars in expenses we determined to be of marginal benefit. We continue to close or convert stores that don't make a positive contribution.

  Current expansion is focused on the areas of our business we believe to be the most promising over the next several years. J. Riggings, our most mainstream young men's fashion chain, continues to grow and continues to lead the company in profitability. Repp, Ltd. grew from 57 to 147 big-and-tall stores in 1993 and added a catalog operation at year-end. Exhilarama and Dave & Buster's our large-space entertainment concepts, are moving into additional major markets. The latest Exhilarama is in Memorial City in Houston, and the newest Dave & Buster's is on Pier 19 in Philadelphia.

  Our experiment with international retailing has been successful. Sales are strong in the several menswear stores we've opened in Mexico, and we're looking at other retailing possibilities outside the U.S.

  We're taking control of more and more of our overseas sourcing. In 1993 we acquired buying offices in Korea, the Philippines, and Honduras. We now buy 50 percent of our apparel imports through our network of nine such international buying offices in Asia and Central America.

  During 1993 we added 207 stores (including 96 through acquisition) and closed 128, ending the year with 2,866 units in operation. We expect to open about 90 stores in 1994, not including any further acquisitions.

  We are planning inventories conservatively for 1994. While we expect sales to improve somewhat, we are maintaining our cautious posture and continuing to seek additional ways to increase profits.



                                                   /s/ Andrew E. Newman,
                                                       Chairman of the board

                                                   /s/ Martin Sneider,
                                                       President

                                                       St. Louis, Missouri
                                                       March 24, 1994

                             CONSOLIDATED STATEMENTS OF INCOME
                        (Dollars in millions, except per share data)

                                             1993        1992        1991
                                          (52 Weeks)  (52 Weeks)  (52 Weeks)
   Net Sales                                 $1,462.9    $1,508.8    $1,385.3


   Cost of goods sold, occupancy
     and buying expenses                        990.8       967.1       894.3
   Store operating and
     administrative expenses                    350.3       347.0       316.2
   Depreciation and amortization                 67.1        63.0        59.5
   Interest expense, net                         19.7        18.7        18.8
                                              1,427.9     1,395.8     1,288.8

   Income before Income Taxes                    35.0       113.0        96.5
   Income tax provision                          12.9        41.9        35.7

   Income before the Effect of a
     Change in Accounting Method                 22.1        71.1        60.8
   Cumulative effect of the change
     in postretirement benefits accounting
     method                                                 (23.1)
   Net Income                                $   22.1    $   48.0    $   60.8

   Per Common Share:
     Income before the Effect of
       a Change in Accounting Method         $   1.01    $   3.27    $   2.83
     Cumulative Effect of the
       Change in Postretirement
       Benefits Accounting Method                           (1.06)

     Net Income                              $   1.01    $   2.21    $   2.83

  See accompanying notes.


                                CONSOLIDATED BALANCE SHEETS
                                   (Dollars in millions)
     ASSETS

                                                         1993        1992
                                                     Year-end    Year-end
      Current Assets:
        Cash and short-term investments                $ 32.6      $ 23.4
        Merchandise inventories                         295.0       341.6
        Deferred income taxes                            17.4        13.3
        Prepaid expenses                                  9.4        10.1
        Other current assets                             12.5         6.9
          Total Current Assets                          366.9       395.3

      Property and Equipment, net                       353.8       333.8
      Intangible Assets, net                            102.4        79.4
      Prepaid Pension Expense                            36.2        34.1
      Other Assets                                       13.8         7.6
                                                       $873.1      $850.2

      LIABILITIES AND COMMON STOCKHOLDERS' EQUITY

      Current Liabilities:
        Accounts payable, trade                        $ 72.2        80.6
        Notes payable and commercial paper               44.8        17.8
        Current portion of long-term debt                35.1          .1
        Payroll and vacations                            16.8        15.0
        Income taxes                                                 10.6
        Other taxes                                      11.6         8.8
        Other current liabilities                        40.9        30.3
          Total Current Liabilities                     221.4       163.2

      Long-Term Debt                                    159.2       194.4
      Postretirement Benefits                            38.8        37.9
      Other Liabilities                                  31.9        29.1
      Deferred Income Taxes                              10.0         7.3

      Common Stockholders' Equity:
        Common stock, par value $1                       22.0        22.0
        Capital in excess of par value                   75.6        76.6
        Retained earnings                               314.2       319.7
          Total Common Stockholders' Equity
                                                        411.8       418.3
                                                       $873.1      $850.2

     See accompanying notes.

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (Dollars in millions)
                                               1993        1992        1991
                                           (52 Weeks)  (52 Weeks)  (52 Weeks)
 Cash Flows from Operating Activities:
     Net Income                              $ 22.1     $  48.0      $  60.8
     Adjustments to reconcile net income
      to net cash provided by operating
      activities:
       Depreciation and amortization           67.1        63.0         59.5
       Provision for deferred income
           taxes                                3.5       (20.0)         (.1)
       Change in assets and liabilities
         net of effects from
         acquisitions and dispositions:
            Merchandise inventories            55.5       (61.5)       (47.8)
            Other assets                      (18.6)       (2.2)          .6
            Accounts payable, accrued
              expenses and other
              liabilities                      (2.2)       59.6           .1
       Other                                    3.6         8.9          4.9
                                              131.0        95.8         68.2

 Cash Flows from Investing Activities:
   Payment for companies and assets
    purchased, net of cash acquired           (39.2)      (13.4)        (1.7)
   Capital expenditures                       (78.4)      (92.9)       (76.7)
   Net proceeds from disposal of
          subsidiary                                        7.3
   Other                                       (2.5)       (1.8)         (.3)
                                             (120.1)     (100.8)       (78.7)
 Cash Flows from Financing Activities:
   Principal payments of long-term debt       (75.2)      (45.1)       (43.6)
   Short-term debt (payments)
       borrowings                             (48.0)       63.0         29.8
   Dividends on common stock                  (27.3)      (25.0)       (22.8)
   Common stock purchased                      (5.5)
   Proceeds from long-term debt
       issuance                               150.0                     20.0
   Other                                        4.3         9.8          3.8
                                               (1.7)        2.7        (12.8)

 Cash Provided (Used)                           9.2        (2.3)       (23.3)
 Beginning cash and short-term investments     23.4        25.7         49.0
 Ending cash and short-term investments      $ 32.6     $  23.4      $  25.7

 Cash payments for:
   Interest expense                          $ 19.0     $  19.4      $  17.8
   Income taxes                              $ 21.7     $  38.9      $  31.2


See accompanying notes.



                CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                        (Dollars in millions, except per share data)

                                                       Capital in
                                           Common      excess of    Retained
                                           stock       par value    earnings
   Balance at Beginning of 1991            $21.4         $63.0       $258.9

     Net income                                                        60.8
     Stock options exercised and employee
      benefit plans                           .2           4.1          (.2)
     Dividends on common stock - $1.06
      per share                                                       (22.8)
   Balance at End of 1991                   21.6          67.1        296.7

     Net income                                                        48.0
     Stock options exercised and employee
      benefit plans                           .4           9.5
     Dividends on common stock - $1.15
      per share                                                       (25.0)
   Balance at End of 1992                   22.0          76.6        319.7

     Net income                                                        22.1
     Stock options exercised and employee
      benefit plans                           .2           4.3          (.3)
     Common stock purchased - 195,600
      shares                                 (.2)         (5.3)

     Dividends on common stock - $1.24
      per share                                                       (27.3)

   Balance at End of 1993                  $22.0         $75.6       $314.2


  See accompanying notes.


                           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (Dollars in millions, except per share data)



Note 1:  Summary of Significant Accounting Policies

Consolidation - The financial statements include the accounts of all subsidiaries; intercompany accounts and transactions have been eliminated.

Short-term investments are stated at the lower of cost or market, consist of highly liquid debt instruments with maturities of three months or less, and are considered to be cash equivalents for consolidated statements of cash flows.

Inventories - A portion of the inventories (72%) is determined using the retail method and is based on the lower of cost or market. The other portion (28%) is stated at the lower of cost, principally average cost, or market, based principally on anticipated realizable values.

Depreciation and amortization of property and equipment and intangible assets are computed principally on the straight-line basis. Lease rights acquired are amortized on a straight-line basis over remaining lease terms and anticipated renewals.

Income Taxes - The liability method is used to compute deferred income taxes resulting from temporary differences in the recognition of income and expense items for tax and financial reporting purposes. Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," adopted in 1992, had no material effect on the company's accounting for income taxes.

Interest Expense - 1993, 1992, and 1991 interest expense has been reduced by interest income of $.7, $1.2, and $1.2, respectively.

Store opening and closing costs - Store preopening costs are charged against income as incurred. Closing costs are accrued when the decision is made to close a store.

Earnings Per Share - Earnings per common share is based on the weighted average number of shares outstanding (21,998,000 in 1993; 21,744,000 in 1992; and 21,489,000 in 1991). Shares issuable under the stock option and stock bonus plans did not have a significant dilutive effect on earnings per share.

Reclassifications - Certain prior-year items have been reclassified to conform to the current year presentation.

Fiscal Year - The company's fiscal year ends on the Saturday closest to January 31. References to 1993, 1992, and 1991 are to the 52 weeks ended January 29, 1994, January 30, 1993, and February 1, 1992, respectively.

Note 2: Leases

Most operations are conducted in leased premises. Some of the leases include options for renewal or extension on various terms. For 1993, 1992, and 1991, respectively, minimum rentals for operating leases were $129.9, $125.7, and $117.5; additional percentage rentals based on sales were $5.3, $9.2, and $9.3. Most leases also require the payment of common area expenses and real estate taxes.

At year-end 1993 future minimum lease payments required under operating leases are $128.8, 1994; $120.8, 1995; $110.4, 1996; $99.0, 1997; $87.3,
1998 and $776.1, total.

In accordance with Financial Accounting Standards Board Technical Bulletin 85-3, the company accrues non-cash rent expense for leases with scheduled increases in minimum lease payments such that minimum rent expense is recognized on a straight-line basis over the lease term. Minimum rent expense accrued in excess of cash rent payments was $3.8, $4.5 and $4.3, in 1993, 1992, and 1991, respectively.

Note 3: Acquisitions

During 1993 the company made several acquisitions for an aggregate of $40.2. The acquisitions were accounted for by the purchase method, and operating results of the acquired entities have been included in the consolidated financial statements since their respective acquisition dates.

Note 4:  Business Segments
                                Net Sales               Operating Profit (Loss)
                         1993       1992      1991       1993     1992     1991

   Apparel             $  981.6   $  982.1  $  888.4   $ 37.2   $ 91.4   $ 90.8
   Footwear               394.3      450.8     436.7     22.5     47.9     28.5
                        1,375.9    1,432.9   1,325.1     59.7    139.3    119.3
   Corporate and
     other                 87.0       75.9      60.2     (4.3)    (6.4)    (2.8)
   Interest expense                                     (20.4)   (19.9)   (20.0)
                       $1,462.9   $1,508.8  $1,385.3   $ 35.0   $113.0   $ 96.5

                                              Depreciation          Capital
                    Identifiable assets     and amortization      expenditures
                   1993    1992    1991   1993    1992   1991  1993   1992 1991
   Apparel        $492.3  $499.4  $424.4  $39.1  $38.0  $35.6  $34.5 $45.8 $43.2
   Footwear        145.5   153.0   144.8    9.8    9.2    9.3   14.2  18.8  11.5
                   637.8   652.4   569.2   48.9   47.2   44.9   48.7  64.6  54.7
   Corporate and
     other         235.3   197.8   190.4   18.2   15.8   14.6   29.7  28.3  22.0
                  $873.1  $850.2  $759.6  $67.1  $63.0  $59.5  $78.4 $92.9 $76.7

   Note 5: Common Stock
                                       1993 year-end   1992 year-end
   Shares:
      Issued (100,000,000
       authorized)                       27,554,116      27,553,160
      Less held in treasury               5,571,429       5,567,069
      Outstanding                        21,982,687      21,986,091
      Stockholders of record                  4,200           4,200

The 1982, 1986, and 1992 stock option plans authorize the sale of 1.5, 1.5, and 1.0 million common shares to executives, including store managers. No options have been granted under the 1982 and 1986 plans subsequent to adoption of the 1986 and 1992 plans, respectively. Options are exercisable over various option terms not exceeding 10 years following the grant. The 1975 Stock Bonus Plan, as amended in 1980, authorized the issuance of 3.0 million shares of common stock to executives, including store managers. At year-end 1992, there were no shares issuable and, cumulatively, 703,368 shares had been issued. The plan by its terms prohibits any further grants after December 31, 1990, and, in fact, no grants of stock units have been made since 1986. Activity under these plans was as follows:

                            1993                 1992                1991
                               Option                 Option              Option
                               Price                  Price               Price
                    Number of  per       Number of    per     Number of   per
                    Options    Share     Options      Share   Options     Share
  Outstanding at
     beginning of              $ 9.56-                $9.51-              $9.51-
     year            801,500    37.25    1,057,957    27.15   1,309,829   27.15

   Granted                                 154,300    37.25
                                 9.56-                 9.51-               9.51-
   Exercised        (185,771)   27.15     (383,676)   27.15    (202,308)  27.15

                                 9.56-                 9.51-               9.51-
   Canceled          (45,208)   37.25      (27,081)   27.15     (49,564)  27.15

   Outstanding at               11.38-                 9.56-               9.51-
     end of year     570,521    37.25      801,500    37.25   1,057,957   27.15

   Shares
     exercisable
     at end of
     year            214,151               226,802              345,949

  Shares issued
     for:
     Options
       exercised     185,771               383,676              202,308

     Bonus units
       exercised                               219                  344

Each share of outstanding common stock includes a right which entitles the holder to purchase one common stock share for $93. Rights attach to all new shares of common stock issued and become exercisable only under certain conditions involving actual or potential acquisitions of the company's common stock. Depending on the circumstances, all holders except the acquiring person may be entitled to purchase at the exercise price additional shares of common stock of the company and/or of the acquiring person having a market value equal to two times the exercise price. The rights remain in existence until January 26, 1998, unless they are redeemed (at five cents per right) or terminated.

At January 29, 1994, 1,494,936 shares of common stock were reserved for issuance under the stock option and the stock bonus plans.

Note 6:  Pension Plan

The pension plan covers employees who have met age and service eligibility requirements. Benefits are based on each employee's highest average compensation for any 5 consecutive full calendar years out of the last 15 years of credited service preceding separation. The company funds at least the minimum amount required by funding standards.

In determining the actuarial present value of projected future benefits for 1993 and 1992 the weighted-average discount rate is 7.50% and 8.25% respectively, and the rate of increase in future compensation levels is 5.2% and 5.7%. For 1993, 1992, and 1991, the assumed rate of return on assets is 9.5%.

     The plan's funded status is as follows:
                                                          1993      1992
                                                          Year-end  Year-end
  Actuarial present value of accumulated plan
      benefits, including vested benefits of $33.1 and
      $28.2                                               $38.3    $32.8
    Net assets available for benefits, primarily fixed
      income and equity securities at market value        $88.1    $78.2
  Actuarial present value of projected future
       benefits                                           (50.4)   (43.9)
    Plan assets greater than projected future benefits    $37.7    $34.3
         Net assets as a percentage of:
      Present value of accumulated plan benefits            230%     238%

      Present value of projected future benefits            174%     178%

The accounting for plan assets greater than projected future benefits is as follows:
                                                              1993      1992
                                                            Year-end  Year-end

         Plan assets not recognized in the company's
           balance sheet, principally resulting from
           market value gains:
            1984 and prior                                   $1.2       $ 1.6
            Since 1984                                        5.2         6.6
         Pension prepayment recognized in the company's
            balance sheet                                    34.6        29.5
         Unrecognized prior service cost                     (7.3)       (5.2)
         Additional minimum liability                         4.0         1.8
         Plan assets greater than projected future
           benefits                                         $37.7       $34.3

Net pension income for 1993, 1992, and 1991, respectively, of $1.1, $1.1, and $1.2 consisted of actual return on assets, $11.0, $5.5, and $11.7; plus partial recognition of prior-period net gains (losses), $(.1), $(.1), and $0; less net gains (losses) deferred to future periods, $3.9, $(1.0), and $6.0; less cost of current-year employee service, $2.1, $1.9, and $1.7; less interest cost on projected future benefits, $3.8, $3.4, and $2.8.

     Note 7:  Property and Equipment
                                                               1993      1992
                                                             Year-end   Year-end
         Land                                                 $ 11.1   $ 11.2
         Buildings                                              71.0     70.8
         Leasehold improvements                                299.4    268.0
         Fixtures and equipment                                221.4    197.0
         Property held under capital leases, principally
           buildings                                             9.6      9.6
         Total cost                                            612.5    556.6
         Accumulated depreciation and amortization            (258.7)  (222.8)
                                                              $353.8   $333.8

Depreciation and amortization expense for 1993, 1992, and 1991 was $54.6, $49.8, and $45.5, respectively.

Note 8:  Intangible Assets
                                                            1993       1992
                                                          year-end     year-end
      Leasehold rights                                    $ 54.0     $54.8
      Goodwill                                              62.9      43.0
      Other                                                 28.3      17.9
      Total cost                                           145.2     115.7
      Accumulated amortization                             (42.8)    (36.3)
                                                          $102.4     $79.4

Intangibles are amortized over useful lives ranging from 2 to 30 years. Amortization expense for 1993, 1992, and 1991 was $12.5, $13.2, and $14.0,
respectively.

Note 9:   Financing Arrangements
                                     Interest                 1993      1992
                                     Rate    Maturities   Year-end  Year-end

                                      7.09-
        Unsecured senior notes        9.19%    1994-2008     $185.0  $110.0
        Capital lease obligations                               8.5     8.6
        Notes payable and
          commercial paper to be
          refinanced                                                   75.0
        Other obligations                                        .8      .9
        Total long-term debt                                  194.3   194.5
        Less current maturities                                35.1      .1
        Long-term debt                                       $159.2  $194.4

Future maturities of long-term debt are $35.2, 1994; $.3, 1995; $9.2 1996; $17.8, 1997; and $21.9, 1998. Future interest payments on capital lease obligations were $4.9 at year-end 1993. The company's financing agreements contain certain restrictions, including limitations on dividend payments and the company's acquisition of its capital stock. At year-end 1993, retained earnings of $114.4 were free of the most restrictive of these limitations.

At year-end 1993, the company had unused credit arrangements offering short-term financing totaling $150.0 with various expiration dates. In addition, the company has a $125.0 credit agreement of which $50.0 expires in December 1994 and $75.0 expires in June 1996. This credit agreement supports potential commercial paper borrowing arrangements of $125.0.

In early 1993 the company completed a private placement with institutional lenders of senior notes having maturities ranging from 7 to 15 years. The proceeds from this offering were used primarily to refinance existing debt. Accordingly, $75.0 of unsecured senior notes maturing in 1993 and $75.0 of notes payable and commercial paper were reported as long-term debt in the 1992 consolidated balance sheet.

Based on borrowing rates currently available to the company, the estimated fair value of long-term debt, including current maturities, at year-end 1993 is $201.6.

Note 10:  Income Taxes

The provision for income taxes consists of:
                                             1993     1992      1991
           Current Expense
             Federal                         $ 8.5    $41.5     $31.2
             State and local                    .9      6.2       4.6
           Deferred Expense - Operations       3.5     (5.8)      (.1)
           Total provision - Operations       12.9     41.9      35.7
           Cumulative effect of accounting
            change                                    (14.2)
           Total provision                   $12.9    $27.7     $35.7

Significant components of the deferred tax liabilities and assets in the consolidated balance sheet are as follows:
                                              1993     1992       1991
           Accelerated depreciation          $16.5    $15.9     $ 17.3
           Pension income                     14.3     11.1       11.0
           Other                              14.4     14.8       17.7

             Total deferred tax liabilities   45.2     41.8       46.0
           Restructuring reserves               .5       .8        1.4
           Rent expense accruals               9.0      6.9        5.4
           Postretirement benefits            15.2     14.3
           Acquisition - related reserves      6.7
           Other                              21.2     25.8       24.1

             Total deferred tax assets        52.6     47.8       30.9

           Net deferred tax asset
             (liability)                     $ 7.4    $ 6.0     $(15.1)

     Reconciliation of federal statutory rates to effective income tax rates:
                                             1993     1992      1991
           Federal corporate statutory rate  35.0%    34.0%     34.0%
           State and local income taxes,
             net of federal income tax
             benefit                          2.7      2.8       2.5
           Miscellaneous items, net          (1.0)     (.1)       .5
           Actual tax expense                36.7%    36.7%     37.0%

Note 11:  Employee Benefits

The company at its discretion provides medical, dental, and life insurance coverage for its employees and retirees. Medical and life insurance expenses were $12.1 in 1993, $14.3 in 1992 (excluding the cumulative effect of the accounting change for postretirement benefits) and $10.9 in 1991. Dental expenses were $.8 in 1993, $.7 in 1992 and $.6 in 1991.

The company provides an employee savings plan that permits employees to make contributions in accordance with Internal Revenue Code Section 401(k). Employees who meet age and service requirements are eligible to participate by contributing up to 15% of their pretax compensation. The company matches a portion of the employee's contribution under a predetermined formula based on the company's return on equity. Company contributions to the plan may be remitted to the Trustee in the form of company common stock or cash which is then used to acquire company common stock on the open market. The company's expense related to the plan was $.2 for 1993, $.5 for 1992, and $.4 for 1991.

Payroll taxes paid by the company primarily for social security and unemployment compensation totaled $22.9 in 1993, $20.9 in 1992, and $19.5 in 1991.

Note 12:  Postretirement Benefits

The company provides a defined dollar benefit health and life plan to its retirees and their eligible spouses. To qualify, an employee must retire at age 55 or later with at least 15 years of credited service under the pension plan. The health care portion of the plan is contributory with retiree contributions subject to adjustment annually. The life insurance portion of the plan is noncontributory. The company funds, as needed, plan costs incurred over and above retiree contributions. The company reserves the right to modify or terminate these benefits. In 1992, the company adopted Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions", a change from the cash basis of accounting used in prior years.

     The plan's funded status is as follows:
                                                  1993             1992
                                                Year-end         Year-end
           Accumulated postretirement benefit
             obligation:
             Retirees                            $33.7           $ 31.6
             Fully eligible active plan
              participants                         3.3              3.1
             Other active plan participants        4.3              3.3
             Unrecognized net loss                (2.5)             (.1)
           Accrued postretirement benefit cost   $38.8           $ 37.9

     Net periodic postretirement benefit cost consists of:
                                                  1993             1992
           Service cost                         $   .2           $   .2
           Interest cost                           3.0              3.0
           Net periodic postretirement benefit
            cost                                $  3.2           $  3.2

An increase in the cost of covered health care benefits of 13% for pre-age-65 participants and 12% for post-age-65 participants was assumed for fiscal year 1994. This rate is assumed to decrease gradually to 6% by the year 2000 and remain at that level thereafter. A 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $2.5 million at year-end 1993 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 by $.2 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 8.25% at year-end 1993 and 1992, respectively.

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS


Stockholders and Board of Directors
Edison Brothers Stores, Inc.

We have audited the accompanying consolidated balance sheets of Edison Brothers Stores, Inc. and subsidiaries as of January 29, 1994 and January 30, 1993, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended January 29, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over-all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Edison Brothers Stores, Inc. and subsidiaries at January 29, 1994 and January 30, 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 29, 1994, in conformity with generally accepted accounting principles.

As described in Notes 1 and 12 to the consolidated financial statements, in 1992 the company changed its method of accounting for income taxes and postretirement benefits.


                       /s/     Ernst & Young


St. Louis, Missouri
March 9, 1994

MANAGEMENT'S DISCUSSION AND ANALYSIS
(Dollars in millions, except per share data)

BUSINESS

Edison Brothers Stores, Inc. (the company) owns and operates chains of specialty retailing stores located in all fifty states, Puerto Rico, the Virgin Islands and Mexico. The company conducts its principal operations through subsidiaries in two segments: apparel and footwear. Stores within the apparel and footwear segments are almost exclusively mall-based and generally range in size from 1,300 to 3,000 square feet. Merchandise is acquired from many vendors, and the company is not dependent on any one supplier. Four main distribution centers serve as receiving points for merchandise and coordinate the distribution of shipments to the stores via common or contract carrier. The company also operates an entertainment division composed of predominantly mall-based entertainment centers and free-standing restaurant/entertainment complexes.
   At year-end 1993 the apparel segment operated 1,978 stores in eight chains. Six chains, JW/Jeans West, Oaktree, J. Riggings, Coda, Repp Ltd., and Zeidler & Zeidler/Webster (Zeidler & Zeidler), focus on menswear. Each menswear chain targets a specific age group of men with a different product mix. The women's wear chains, 5-7-9 Shops and Spirale, primarily market casual wear and accessories to young adults, teens, and pre-teens.
   The footwear segment operated 751 stores in four chains at the end of 1993. The principal footwear chains are Bakers/Leeds, and its off shoot Precis, which offer popular-priced women's fashion shoes, and Wild Pair and Sacha London, which focus on advanced shoe fashion for young men and women.


FINANCIAL CONDITION

   Cash levels at the end of 1993 were somewhat higher than at the end of 1992 as the company decided to retain, in Mexico, a portion of funds generated by Mexican operations to fund operations and as a hedge against fluctuations in currency exchange rates. Merchandise inventories were reduced by 13.6% compared with 1992 levels in anticipation of a weak retail environment during the fall 1993 season. The increase in property and equipment resulted primarily from the $78.4 of capital expenditures on new and existing locations. The 1993 acquisitions had only a modest effect on fixed assets but did account for the rise in intangible assets.
   The increase in reported levels of notes payable and commercial paper and the current portion of long-term debt is principally a function of financing actions taken by the company subsequent to the end of 1992. In March 1993 the company arranged a long-term borrowing of $150.0. The proceeds were used to refinance existing debt. Accordingly, at year-end 1992, $75.0 of notes payable and commercial paper and $75.0 of current maturities of long-term debt were reported as long-term debt. At the end of 1993, the company had not determined whether it will be necessary to refinance pending debt maturities.

CAPITAL RESOURCES AND LIQUIDITY

   In 1993 the company increased cash flow from operations by 36.7%. The improvement was the result of reducing inventories and was partially offset by the decrease in income. At the end of 1993, working capital was $145.5 as compared to $232.1 and $137.0 at the end of 1992 and 1991, respectively.
   The 1993 decrease reflects the inventory reduction and short-term debt increase. The 1992 increase resulted from increased inventory and lower short-term debt owing to the refinancing actions discussed earlier.
   During 1994 the company plans to make capital improvements at levels somewhat lower than those of 1993. The company will continue to seek opportunities to expand through acquisitions when appropriate. Other expected demands on company funds include normal seasonal inventory requirements.
   The company has used, and if needed will use, short-term financing to provide additional working capital when appropriate. The company has available a $125.0 credit facility and, at the end of 1993, other unused credit arrangements of $150.0. Management believes that funds from operations and the short-term facilities provide adequate working capital.

     OPERATING RESULTS

   Net sales for 1993 decreased by $45.9 or 3.0% from 1992 levels. Comparable store sales, that is, sales reported by stores open during both years, declined in all segments. This decrease was offset to a great extent by the contribution of acquired locations in the Repp Ltd. chain and new outlets in J. Riggings, Zeidler & Zeidler, and entertainment. The company anticipated the weak retail market for fashion merchandise during the fall season of 1993 and promoted heavily to attract the available customers and to move stock in preparation for the spring of 1994. In 1992, net sales increased by $123.5 or 8.9% over sales in 1991. Comparable stores accounted for over 40% of the increase. Bakers/Leeds reported significant comparable-store sales gains. J. Riggings and Jeans West led the apparel segment, which reported a 10.5% increase in sales with only a 2.3% increase in operating units. Entertainment operations, a modest portion of the company, increased sales by over 25% in 1992, primarily as a result of new units.
   Cost of goods sold, including occupancy and buying expenses, as a percentage of sales was 67.7%, 64.1%, and 64.6% in 1993, 1992, and 1991, respectively. The increase in 1993 cost was primarily the result of two factors. First, in a weak retail environment that lacked a strong fashion direction, the company found it necessary to promote heavily during the fall and holiday seasons of 1993. Second, the apparel and footwear segments experienced higher occupancy and buying expenses. The increase came almost entirely from the occupancy portion of expense, reflecting higher rent costs for store locations. In 1992, a policy of competitive pricing and cost control provided improvement in performance in this category. The company was able to decrease merchandise cost as a percentage of sales somewhat in 1992, while occupancy and buying expenses experienced a slight increase over 1991 levels. Footwear reported the most significant improvement by increasing gross margins by nearly 3% of sales.
    Store operating and administrative expenses as a percentage of sales were 23.9%, 23.0%, and 22.8% in 1993, 1992, and 1991, respectively. Nearly all of the modest percentage increase in 1993 was in the area of store operating expenses. A portion of the increased percentage was caused by the decrease in sales. The balance of the change resulted from minor increases in several categories of store expense. None of the fluctuations were considered significant. The 1992 increase was attributable to higher employee benefit costs, including some additional expense resulting from the new accounting rules for postretirement benefits. Depreciation and amortization expense rose in 1993, reflecting the increased levels of property and equipment. The amortization component declined somewhat, despite the higher ending balance of intangible assets, as the 1993 acquisitions that generated the increase in intangibles took place at mid-to-late year. Results were similar in 1992, also owing to higher levels of capital assets and few additions to the intangible category. Net interest expense in 1993 was slightly above 1992 levels. Approximately one-half of the change resulted from decreased interest income. The balance of the increase reflected the new long-term debt in 1993 at a rate above that available on short-term borrowings. Interest expense for 1992 was consistent with 1991 as 1992 pay-downs of higher rate long-term debt were offset by the cost of additional short-term borrowings.
   Lower sales, margin erosion resulting from promotional markdowns, and slightly higher store operating expenses combined to produce a 69% decline in pretax income in 1993 compared with 1992 levels before the cumulative effect of the accounting change. The downturn affected operations fairly equally as both the footwear and apparel segments reported significant declines in operating profit. In 1992, record sales, better margins and flat expense performance yielded a 17.1% increase in pretax income over 1991. The footwear segment was a primary contributor, increasing operating profits by 68%. The apparel chains remained consistent with 1991 and provided two-thirds of profits from retail merchandise operations.
   On a seasonal average basis the company employed approximately 24,200 people during 1993. Salaries and wages in 1993, 1992, and 1991 were $245.4, $235.2, and $224.5, respectively.
   In 1992 the Financial Accounting Standards Board issued Statement No. 112, "Employers Accounting for Postemployment Benefits" and in 1993 issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Investments." These statements are applicable to the company and will be adopted in fiscal 1994. Neither statement is expected to have a significant effect on the company's financial position or results of operations. In response to declines in the rates of return on fixed income investments used as a basis for estimation of an appropriate discount rate to be used for purposes of valuing pension and postretirement obligations, the company lowered such valuation rates to 7.5% from the 8.25% rates used in the prior year, effective as of the end of fiscal 1993. As the effect of this change is subject to deferral and amortization over an extended period of time, it is not expected to have a material effect on future operating results.


    FIVE-YEAR FINANCIAL SUMMARY
   (dollars in millions, except per share data)
                                                  1993           1992             1991             1990            1989
Stores at the end of the year                      2,866         2,787            2,781            2,733            2,32
Net sales                                         $1,462.9      $1,508.8         $1,385.3         $1,253.6         $1,073.
Income from continuing operations                     22.1          71.1             60.8             59.0             61.
Net income                                            22.1          48.0             60.8             59.0             56.
Total assets                                         873.1         850.2            759.6            725.3            527.
Long-term debt                                       159.2         194.4            119.5            145.1             51.
Common stockholders' equity                          411.8         418.3            385.4            343.3            243.
Return on common stockholders' equity                  5.3%        11.9%            16.7%            20.1%            25.8
Per common share:
   Income from continuing operations              $   1.01      $   3.27         $   2.83         $   2.78         $   3.0
   Net income                                         1.01          2.21             2.83             2.78             2.8
   Dividends on common stock                          1.24          1.15             1.06             1.04             .93
   Common stockholders' equity                       18.73         19.03            17.85            16.05            12.0

See Management's Discussion and Analysis for significant items affecting data comparability between 1991, 1992, and 1993.
Per share amounts reflect the two-for-one common stock split effective December 20, 1989.

QUARTERLY INFORMATION
(dollars in millions, except per share data)
                                                          Quarter
                                1st                   2nd                 3rd                 4th             Fiscal Year
                             13 weeks              13 weeks            13 weeks            13 weeks             52 weeks
                         1993        1992       1993      1992      1993      1992      1993      1992     1993    1992
Net sales                $329.2    $326.9      $338.0     $348.7    $343.9    $361.7    $451.8    $471.5  $1,462.9 $1,508.8
Cost of goods sold,
  occupancy and
  buying expenses         212.7     208.6       228.1      226.4     231.2     231.3     318.8     300.8     990.8    967.1
Income before the
  accounting
  change                    6.9       9.6         3.2       12.7       2.2      13.2       9.8      35.6      22.1     71.1
Net income (loss)           6.9     (13.5)        3.2       12.7       2.2      13.2       9.8      35.6      22.1     48.0

Per common share:
  Income before the
  accounting
  change                    .31       .44         .15        .59       .10       .61       .45      1.63      1.01      3.27
Net income (loss)           .31      (.62)        .15        .59       .10       .61       .45      1.63      1.01      2.21
Dividends                   .31       .28         .31        .28       .31       .28       .31       .31      1.24      1.15

Common stock
   market price:
   High                   49.13     40.13       42.63      40.50     32.50     46.75     33.50     48.25     49.13     48.25
   Low                    36.50     34.75       30.00      35.50     26.25     38.75     28.25     43.50     26.25     34.75

Decrease in income
 resulting from
  adoption of SFAS
  No. 106 in the
  fourth quarter
  1992:
 Income before
   the accounting
   change                              .1                                         .2                  .1                  .4
Net income (loss)                    23.2                                         .2                  .1                23.5


Amounts presented for the first three quarters of 1992 differ from amounts previously reported on Form 10-Q because of the adoption of SFAS No. 106. SFAS No. 106.

Edison Brothers Stores, Inc. common stock is listed on the New York Stock Exchange.

Transfer Agent and Registrar:  Boatmen's Trust Company, St. Louis, MO  63101