Form 10-K, Exhibit 13
period 1995-01-28
EDISON BROTHERS STORES INC
filed 1995-04-13
CIK 31575

TO OUR SHAREHOLDERS:
     Our 1994 sales were slightly ahead of those in 1993, up 0.9 percent to $1.48 billion. Total earnings declined 1.9 percent to $20.5 million. Excluding a benefit resulting from recovery of prior merchandise-related expenses, income for 1994 was $6.5 million, down 68.9 percent compared with $20.9 million in 1993. (Please see the financial statements for complete details.)
     Throughout the year, two influences held down sales and earnings in our stores along with many other fashion specialty chains. First, the fashion picture was lackluster, providing few temptations for customers. Consequently, we found it necessary to promote heavily to stimulate sales. Second, consumers directed their spending away from fashion apparel, toward electronics and hardgoods. Favorable interest rates and increased confidence about the economic future made these higher-ticket items more appealing to consumers than they had been during previous years.
     While our results surely were affected by those factors, we recognize also that several of our chains missed their targets because they did not accurately interpret the mood of their markets. With recent organizational and merchandising changes in these chains, we expect stronger execution and improved results in 1995.
     Despite these negatives, we were able to remain profitable. We allowed only a modest increase in inventory over the reduced levels established in 1993. We held corporate overheads steady at 1989 levels. Profits also were bolstered by the strong performances of our Bakers/Leeds footwear chain and JW/Jeans West menswear chain, which together account for almost one-third of our stores.
     As we look forward, we will be concentrating on expansion of those of our existing chains that have the greatest profit potential. Additionally, we will be examining new concepts that will complement our current operations.
     Just after the end of fiscal 1994 we announced the planned spin-off of our Dave & Buster's operation as a separate corporation. This action will allow Edison Brothers and Dave & Buster's each to concentrate on the operational needs of its business and will give Dave & Buster's independent access to capital markets to serve its expansion program.
  We are pleased that Dave & Buster's was able to grow under the Edison umbrella to the point where it is ready to stand alone as a public corporation. We expect that your shares in Dave & Buster's will be sent to you later this spring.
     During 1994 we added 110 stores (including 31 through acquisition) and closed 215, ending the year with 2,761 units in operation. We expect to open about 80 stores in 1995, not including any possible acquisitions.
     In February 1995 our board of directors elected David B. Cooper, Jr., as a director. He joined Edison Brothers last fall as chief financial officer and an executive vice president.
     Robert W. Staley, vice chairman of Emerson Electric Co., has moved to Hong Kong to accept a special assignment for Emerson and therefore will not be standing for re-election to our board of directors. We greatly valued his contribution and are sorry to lose him.
     As announced in January, Andrew Newman and Martin Sneider have retired as chairman and president, but will continue to serve the company as members of the board of directors and consultants to senior management.
     Alan Miller, president of Edison Footwear Group, has been named chairman, president, and chief executive officer. Karl W. Michner, president of Edison Menswear Group, and Peter A. Edison, executive vice president and director of corporate development, have been named senior executive vice presidents in the newly created Office of the Chairman. These appointments took effect on April 3.
     This succession is evidence of our company's commitment to orderly continuity of leadership. The new team was carefully selected and developed over several years and is ready to meet the challenges of the next decade.

  /s/  Alan Miller,
  Chairman, President and CEO

  /s/  Andrew E. Newman,
  Retired Chairman

  /s/  Martin Sneider,
  Retired President



  St. Louis, Missouri
  April 3, 1995




                          CONSOLIDATED STATEMENTS OF INCOME
                     (Dollars in millions, except per share data)

                                             1994        1993        1992
                                          (52 Weeks)  (52 Weeks)  (52 Weeks)
                                                      (restated)  (restated)
 Net Sales                                $1,476.4     $1,462.9    $1,508.8

 Cost of goods sold, occupancy
   and buying expenses                     1,017.4        990.8       967.1
 Store operating and
   administrative expenses                   360.3        352.6       348.1
 Depreciation and amortization                69.6         67.1        63.0
 Interest expense, net                        19.0         19.7        18.7
 Other operating                             (22.3)
                                           1,444.0      1,430.2     1,396.9

 Income before Income Taxes                   32.4         32.7       111.9
 Income tax provision                         11.9         11.8        41.5

 Income before the Effect of a
   Change in Accounting Method                20.5         20.9        70.4
 Cumulative effect of the change
   in postretirement benefits accounting
   method                                                             (23.1)
 Net Income                               $   20.5     $   20.9    $   47.3

 Per Common Share:
   Income before the Effect of
     a Change in Accounting Method        $    .93     $    .95    $   3.24
   Cumulative Effect of the
     Change in Postretirement
     Benefits Accounting Method                                       (1.06)

   Net Income                             $    .93     $    .95    $   2.18

 See accompanying notes.




                             CONSOLIDATED BALANCE SHEETS
                                (Dollars in millions)
     ASSETS
                                                          1994       1993
                                                        Year-end   Year-end
                                                                   (restated)
      Current Assets:
        Cash and short-term investments                  $ 27.0    $ 32.6
        Merchandise inventories                           318.4     295.0
        Deferred income taxes                               9.6      17.4
        Prepaid expenses                                    8.2       9.4
        Other current assets                               33.9      12.5
           Total Current Assets                           397.1     366.9

      Property and Equipment, net                         347.0     353.8
      Intangible Assets, net                               96.2     102.4
      Prepaid Pension Expense                              38.7      36.2
      Other Assets                                         14.8      13.8
           Total Assets                                  $893.8    $873.1


      LIABILITIES AND COMMON STOCKHOLDERS' EQUITY

      Current Liabilities:
        Accounts payable, trade                          $ 75.4    $ 72.2
        Notes payable and commercial paper                115.9      44.8
        Current portion of long-term debt                            35.1
        Payroll and vacations                              16.4      16.8
        Other taxes                                        10.1      11.6
        Other current liabilities                          38.4      40.9
          Total Current Liabilities                       256.2     221.4

      Long-Term Debt                                      173.5     159.2
      Postretirement Benefits                              40.0      38.8
      Other Liabilities                                    33.2      38.5
      Deferred Income Taxes                                 3.7       7.3

      Common Stockholders' Equity:
        Common stock, par value $1                         22.0      22.0
        Capital in excess of par value                     76.5      75.6
        Retained earnings                                 303.8     310.6
        Foreign currency translation
          adjustment and other                            (15.1)      (.3)
          Total Common Stockholders' Equity               387.2     407.9
          Total Liabilities and Equity                   $893.8    $873.1

     See accompanying notes.




                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Dollars in millions)
                                               1994        1993        1992
                                            (52 Weeks)  (52 Weeks)  (52 Weeks)
                                                        (restated)  (restated)
 Cash Flows from Operating Activities:
   Net Income                                  $ 20.5    $ 20.9     $  47.3
   Adjustments to reconcile net income
     to net cash provided by operating
     activities:
       Depreciation and amortization             69.6      67.1        63.0
       Provision for deferred income
          taxes                                   8.8       2.5       (20.5)
       Change in assets and liabilities
         net of effects from
         acquisitions and dispositions:
           Merchandise inventories              (26.7)     55.5       (61.5)
           Other assets                         (24.9)    (18.6)       (2.2)
           Accounts payable, accrued
             expenses and other
             liabilities                         (5.0)                 60.8
       Other                                      7.6       3.6         8.9
   Total Operating Activities                    49.9     131.0        95.8

 Cash Flows from Investing Activities:
   Payment for companies and assets
     purchased, net of cash acquired            (11.8)    (39.2)      (13.4)
   Capital expenditures                         (61.7)    (78.4)      (92.9)
   Net proceeds from disposal of
      subsidiary                                                        7.3
   Other                                          (.9)     (2.5)       (1.8)
   Total Investing Activities                   (74.4)   (120.1)     (100.8)

 Cash Flows from Financing Activities:
   Principal payments of long-term debt         (35.7)    (75.2)      (45.1)
   Short-term debt (payments)
      borrowings                                 71.1     (48.0)       63.0
   Dividends on common stock                    (27.3)    (27.3)      (25.0)
   Common stock purchased                                  (5.5)
   Proceeds from long-term debt
      issuance                                   15.0     150.0
   Other                                          1.0       4.3         9.8
   Total Financing Activities                    24.1      (1.7)        2.7

 Effect of exchange rate changes on cash         (5.2)
 Cash Provided (Used)                            (5.6)      9.2        (2.3)
 Beginning cash and short-term investments       32.6      23.4        25.7
 Ending Cash and Short-Term Investments        $ 27.0    $ 32.6     $  23.4

 Cash payments for:
   Interest expense                            $ 20.4    $ 19.0     $  19.4
   Income taxes                                $  4.5    $ 21.7     $  38.9


 See accompanying notes.


             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                  (Dollars in millions, except per share data)

                                                                  Foreign
                                                                  Currency
                                           Capital in Retained    Translation
                                  Common   excess of  earnings    Adjustment
                                  stock    par value  (restated)  and Other
Balance at Beginning of 1992      $ 21.6    $ 67.1     $294.7       $   .0

     Net income                                          47.3
     Stock options exercised and
       employee benefit plans         .4       9.5
     Dividends on common stock -
       $1.15 per share                                  (25.0)

Balance at End of 1992              22.0      76.6      317.0           .0

     Net income                                          20.9
     Stock options exercised and
       employee benefit plans         .2       4.3                     (.2)
     Common stock purchased -
       195,600 shares                (.2)     (5.3)
     Foreign currency
      translation adjustment                                           (.1)
     Dividends on common stock -
       $1.24 per share                                  (27.3)

Balance at End of 1993              22.0      75.6      310.6          (.3)

     Net income                                          20.5
     Stock options exercised
      and employee benefit
      plans                                    1.0                      .1
     Common stock purchased -
       9,000 shares                            (.1)
     Foreign currency
      translation adjustment                                         (14.9)
     Dividends on common stock -
       $1.24 per share                                  (27.3)

Balance at End of 1994            $ 22.0    $ 76.5     $303.8       $(15.1)

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

  Interest Expense - 1994, 1993, and 1992 interest expense has been reduced by interest income of $1.6, $.7, and $1.2, respectively.

  Store opening and closing costs - Store preopening costs are charged against income as incurred. Closing costs are accrued when the decision is made to close a store.

  Earnings Per Share - Earnings per common share is based on the weighted average number of shares outstanding (22,007,000 in 1994; 21,998,000 in 1993; and 21,744,000 in 1992). Shares issuable under the stock option and stock bonus plans did not have a significant dilutive effect on earnings per share.

  Reclassifications - Certain prior-year items have been reclassified to conform to the current-year presentation.

  Fiscal Year - The company's fiscal year ends on the Saturday closest to January 31. References to 1994, 1993, and 1992 are to the 52 weeks ended January 28, 1995, January 29, 1994, and January 30, 1993, respectively.

  Note 2: Leases

  Most operations are conducted in leased premises. Some of the leases include options for renewal or extension on various terms. For 1994, 1993, and 1992, respectively, minimum rentals for operating leases were $140.6, $129.9, and $125.7; additional percentage rentals based on sales were $4.8, $5.3, and $9.2. Most leases also require the payment of common area expenses and real estate taxes.

  At year-end 1994 future minimum lease payments required under operating leases are $130.0, 1995; $120.1, 1996; $108.8, 1997; $97.2, 1998; $85.0,
  1999 and $745.9, total.

  In accordance with Financial Accounting Standards Board Technical Bulletin 85-3, the company accrues non-cash rent expense for leases with scheduled increases in minimum lease payments such that minimum rent expense is recognized on a straight-line basis over the lease term. Minimum rent expense accrued in excess of cash rent payments was $1.7, $3.8, and $4.5, in 1994, 1993, and 1992, respectively.

  Note 3: Acquisitions

  During 1994 the company made several acquisitions for an aggregate of $11.8. The acquisitions were accounted for by the purchase method, and operating results of the acquired entities have been included in the consolidated financial statements since their respective acquisition dates.

  Note 4:  Business Segments
                             Net Sales               Operating Profit (Loss)

                        1994     1993      1992      1994     1993     1992
Apparel              $  975.8  $  981.6  $  982.1  $  7.7    $ 37.2   $ 91.4
Footwear                400.2     394.3     450.8    28.7      22.5     47.9
                      1,376.0   1,375.9   1,432.9    36.4      59.7    139.3
Corporate
  and other             100.4      87.0      75.9    16.6      (6.6)    (7.5)
Interest
  expense                                           (20.6)    (20.4)   (19.9)
                     $1,476.4  $1,462.9  $1,508.8  $ 32.4    $ 32.7   $111.9

                                          Depreciation          Capital
                 Identifiable assets    and amortization      expenditures

               1994    1993    1992    1994  1993    1992   1994  1993  1992
Apparel       $492.1  $492.3  $499.4   $39.9 $39.1  $38.0   $28.1 $34.5 $45.8
Footwear       155.5   145.5   153.0     9.6   9.8    9.2    14.8  14.2  18.8
               647.6   637.8   652.4    49.5  48.9   47.2    42.9  48.7  64.6
Corporate and
  other        246.2   235.3   197.8    20.1  18.2   15.8    18.8  29.7  28.3
              $893.8  $873.1  $850.2   $69.6 $67.1  $63.0   $61.7 $78.4 $92.9

See Note 14 for amounts affecting 1993 and 1992 operating profit (loss) of Corporate and other.

  Note 5:  Investment Disposal

  During 1994 the company disposed of its entire investment in the equity securities of an entertainment software enterprise. The securities were classified as available-for-sale. The proceeds of the sale and the realized gain, computed based on the cost of the investment, were $3.0 and $1.7, respectively. The gain is included in store operating and administrative expenses on the 1994 Consolidated Statement of Income.


  Note 6: Common Stock
                                       1994 year-end  1993 year-end
   Shares:
      Issued (100,000,000
        authorized)                      27,554,232     27,554,116
      Less held in treasury               5,531,429      5,571,429
      Outstanding                        22,022,803     21,982,687
      Stockholders of record                  4,000          4,200

  The 1982, 1986, and 1992 stock option plans authorize the sale of 1.5, 1.5, and 1.0 million common shares to executives, including store managers. No options have been granted under the 1982 and 1986 plans subsequent to adoption of the 1986 and 1992 plans, respectively. Options are exercisable over various option terms not exceeding 10 years following the grant. The 1975 Stock Bonus Plan, as amended in 1980, authorized the issuance of 3.0 million shares of common stock to executives, including store managers. At year-end 1992, there were no shares issuable and, cumulatively, 703,368 shares had been issued. The plan by its terms prohibits any further grants after December 31, 1990, and no grants of stock units have been made since 1986. Activity under these plans was as follows:

                        1994                 1993                1992
                            Option               Option               Option
                            Price                Price                Price
                Number of   per       Number of  per      Number of   per
                Options     Share     Options    Share    Options     Share
Outstanding at
  beginning of              $11.38-              $ 9.56-              $9.51-
  year            570,521    37.25     801,500    37.25   1,057,957   27.15

                             23.75-
Granted           711,700    29.81                          154,300   37.25

                             11.38-                9.56-               9.51-
Exercised         (44,078)   27.15    (185,771)   27.15    (383,676)  27.15

                             11.38-                9.56-               9.51-
Canceled         (169,912)   37.25     (45,208)   37.25     (27,081)  27.15

Outstanding at               16.13-               11.38-               9.56-
  end of year   1,068,231    37.25     570,521    37.25     801,500   37.25

Shares
  exercisable
  at end of
  year            260,091              214,151              226,802

Shares issued
  for:
  Options
    exercised      44,078              185,771              383,676
  Bonus units
    exercised                                                   219

  At January 28, 1995, 1,450,286 shares of common stock were reserved for issuance under the stock option and the stock bonus plans.

  Each share of outstanding common stock includes a right which entitles the holder to purchase one common stock share for $93. Rights attach to all new shares of common stock issued and become exercisable only under certain conditions involving actual or potential acquisitions of the company's common stock. Depending on the circumstances, all holders except the acquiring person may be entitled to purchase at the exercise price additional shares of common stock of the company and/or of the acquiring person, having a market value equal to two times the exercise price. The rights remain in existence until January 26, 1998, unless they are redeemed (at five cents per right) or terminated.


  Note 7:  Pension Plan

  The pension plan covers employees who have met age and service eligibility requirements. Benefits are based on each employee's highest average compensation for any 5 consecutive full calendar years out of the last 15 years of credited service preceding separation. The company funds at least the minimum amount required by funding standards.

  In determining the actuarial present value of projected future benefits for 1994 and 1993 the weighted-average discount rate is 8.75% and 7.50%, respectively, and the rate of increase in future compensation levels is 5.2%. For 1994, 1993, and 1992, the assumed rate of return on assets is 9.5%.

  The plan's funded status is as follows:
                                                          1994         1993
                                                        Year-end     Year-end
      Actuarial present value of accumulated plan
        benefits, including vested benefits
        of $33.2 and $33.1                              $ 38.5      $ 38.3
      Net assets available for benefits, primarily
        fixed income and equity securities at market
        value                                           $ 89.2      $ 88.1
      Actuarial present value of projected future
        benefits                                         (44.1)      (50.4)
      Plan assets greater than projected future
        benefits                                        $ 45.1      $ 37.7

      Net assets as a percentage of:
        Present value of accumulated plan
          benefits                                         232%       230%
        Present value of projected future benefits         202%       174%

  The accounting for plan assets greater than projected future benefits is as follows:
                                                            1994      1993
                                                          Year-end  Year-end
       Plan assets not recognized in the company's
         balance sheet, principally resulting from
         market value gains:
           1984 and prior                                  $  .7     $ 1.2
           Since 1984                                       11.0       5.2
       Pension prepayment recognized in the company's
         balance sheet                                      37.1      34.6
       Unrecognized prior service cost                      (6.4)     (7.3)
       Additional minimum liability                          2.7       4.0
       Plan assets greater than projected future
         benefits                                          $45.1     $37.7

  Net pension income for 1994, 1993, and 1992, respectively, of $1.4, $1.1, and $1.1 consisted of actual return on assets, $2.5, $11.0, and $5.5; plus partial recognition of prior-period net gains (losses), $(.3), $(.1), and $(.1); less net gains (losses) deferred to future periods, $(5.4), $3.9, and $(1.0); less cost of current-year employee service, $2.4, $2.1, and $1.9; and less interest cost on projected future benefits, $3.8, $3.8, and $3.4.

  Note 8:  Property and Equipment
                                                            1994      1993
                                                          Year-end  Year-end
      Land                                                 $ 11.5    $ 11.1
      Buildings                                              77.3      71.0
      Leasehold improvements                                304.0     299.4
      Fixtures and equipment                                230.7     221.4
      Property held under capital leases, principally
        buildings                                             9.6       9.6
      Total cost                                            633.1     612.5
      Accumulated depreciation and amortization            (286.1)   (258.7)
                                                           $347.0    $353.8

  Depreciation and amortization expense for 1994, 1993, and 1992 was $56.9, $54.6, and $49.8, respectively.

  Note 9:  Intangible Assets
                                                          1994       1993
                                                        Year-end   Year-end
      Leasehold rights                                    $ 46.6    $ 54.0
      Goodwill                                              70.1      62.9
      Other                                                 25.8      28.3
      Total cost                                           142.5     145.2
      Accumulated amortization                             (46.3)    (42.8)
                                                          $ 96.2    $102.4

  Intangibles are amortized over useful lives ranging from 2 to 30 years. Amortization expense for 1994, 1993, and 1992 was $12.7, $12.5, and $13.2,
  respectively.

  Note 10:   Financial Arrangements
                                   Interest                 1994      1993
                                     Rate    Maturities   Year-end  Year-end
                                    7.09-
      Unsecured senior notes        8.04%    1994-2008     $150.0     $185.0
      Revolving credit notes        6.88%       1997         15.0
      Capital lease obligations                               8.4        8.5
      Other obligations                                        .1         .8
      Total long-term debt                                  173.5      194.3
      Less current maturities                                  .0       35.1
      Long-term debt                                       $173.5     $159.2

  Future maturities of long-term debt are $.0, 1995; $9.1, 1996; $32.6, 1997; $21.8, 1998; and $21.7, 1999. Future interest payments on capital lease obligations were $6.1 at year-end 1994. The company's financing agreements contain certain restrictions, including limitations on dividend payments and the company's acquisition of its capital stock. At year-end 1994, retained earnings of $76.7 were free of the most restrictive of these limitations.

  The company has a $125.0 credit agreement of which $50.0 expires in December 1995 and $75.0 expires in May 1997. This credit agreement can be used to support potential commercial paper borrowing arrangements of up to $125.0. The weighted average interest rate on short-term borrowings outstanding on January 28, 1995 was 6.4%.

  Based on borrowing rates currently available to the company, the estimated fair value of long-term debt, including current maturities, at year-end 1994 is $169.6.


  Note 11:  Income Taxes

  The provision for income taxes consists of:
                                              1994     1993      1992
           Current Expense
             Federal                         $  .4    $ 7.1     $41.3
             Foreign                           2.6      1.4        .2
             State and local                    .1       .8       6.2
           Deferred Expense - Operations       8.8      2.5      (6.2)
           Total provision - Operations       11.9     11.8      41.5
           Cumulative effect of accounting
             change                                             (14.2)
           Total provision                   $11.9    $11.8     $27.3

  Significant components of the deferred tax liabilities and assets in the consolidated balance sheet are as follows:

                                              1994     1993      1992
           Accelerated depreciation          $11.1    $16.5     $15.9
           Pension income                     12.2     14.3      11.1
           Other                              21.2     14.4      14.8

             Total deferred tax liabilities   44.5     45.2      41.8

           Inventory capitalization            4.6      3.0       3.7
           Rent expense accruals               8.0      9.0       6.9
           Postretirement benefits            13.0     15.2      14.3
           Acquisition-related reserves        2.6      6.7
           Other                              22.2     21.4      24.6

             Total deferred tax assets        50.4     55.3      49.5

           Net deferred tax asset            $ 5.9    $10.1     $ 7.7

  Reconciliation of federal statutory rates to effective income tax rates:
                                             1994     1993      1992
           Federal corporate statutory rate  35.0%    35.0%     34.0%
           State and local income taxes,
             net of federal income tax
             benefit                          3.5      2.7       2.8
           Miscellaneous items, net          (1.6)    (1.6)      (.2)
           Actual tax expense                36.9%    36.1%     36.6%

  Pretax earnings from foreign subsidiaries were $8.4 in 1994, $4.8 in 1993, and $1.8 in 1992.

  Note 12:  Employee Benefits

  The company at its discretion provides medical, dental, and life insurance coverage for its employees and retirees. Medical and life insurance expenses were $11.8 in 1994, $12.1 in 1993, and $14.3 in 1992 (excluding the cumulative effect of the accounting change for postretirement benefits). Dental expenses were $.9 in 1994, $.8 in 1993 and $.7 in 1992.

  The company provides an employee savings plan that permits employees to make contributions in accordance with Internal Revenue Code Section 401(k). Employees who meet age and service requirements are eligible to participate by contributing up to 15% of their pretax compensation. The company matches a portion of the employee's contribution under a predetermined formula based on the company's return on equity. Company contributions to the plan may be remitted to the Trustee in the form of company common stock or cash which is then used to acquire company common stock on the open market. The company's expense related to the plan was $.3 for 1994, $.2 for 1993, and $.5 for 1992.

  Payroll taxes paid by the company primarily for social security and unemployment compensation totaled $24.1 in 1994, $22.9 in 1993, and $20.9 in 1992.

  Note 13:  Postretirement Benefits

  The company provides a defined-dollar-benefit health and life plan to its retirees and their eligible spouses. To qualify, an employee must retire at age 55 or later with at least 15 years of credited service under the pension plan. The health care portion of the plan is contributory, with retiree contributions subject to adjustment annually. The life insurance portion of the plan is noncontributory. The company funds, as needed, plan costs incurred over and above retiree contributions. The company reserves the right to modify or terminate these benefits. In 1992, the company adopted Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions", a change from the cash basis of accounting used in prior years.

  The plan's funded status is as follows:

                                                  1994             1993
                                                Year-end         Year-end
           Accumulated postretirement benefit
             obligation:
               Retirees                           $ 31.4         $ 33.7
               Fully eligible active plan
                 participants                        3.2            3.3
               Other active plan participants        3.2            4.3
               Unrecognized net gain (loss)          2.3           (2.5)
               Prior service cost                    (.1)
           Accrued postretirement benefit cost    $ 40.0         $ 38.8

     Net periodic postretirement benefit cost consists of:
                                                  1994             1993
           Service cost                           $   .2         $   .2
           Interest cost                             3.1            3.0
           Net periodic postretirement benefit
             cost                                 $  3.3         $  3.2

  An increase in the cost of covered health care benefits of 12% for pre-age-65 participants and 11% for post-age-65 participants was assumed for fiscal year 1995. This rate is assumed to decrease gradually to 6% by the year 2000 and remain at that level thereafter. A 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $2.8 at year-end 1994 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 by $.2. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.75% and 7.5% at year-end 1994 and 1993, respectively.

  Note 14:  Restatement

  Income for 1993 and 1992 has been restated and reduced by $2.3 ($1.2 after tax or 6 cents per share) and $1.1 ($.7 after tax or 3 cents per share), respectively, to reflect as annual compensation expense certain amounts payable under a contingent earn-out related to a 1989 business acquisition; such amounts were previously considered as additional purchase price to be reflected upon payment in 1995. In addition, 1992 beginning retained earnings have been reduced by $2.0 to reflect the effect of restatement for years prior to 1992.

  Note 15:  Other Operating

  Other operating represents the benefit resulting from recovery of prior merchandise-related expenses and reversal of related interest expense accruals.

  Note 16:  Subsequent Events

  Subsequent to 1994, the company announced plans to spin off as a separate publicly held corporation its interest in subsidiaries that own and operate the Dave & Buster's restaurant/entertainment complexes. Financial information for the company's Dave & Buster's operation for the year ended January 28, 1995 was: total assets, $49.0; net sales, $49.4; and net income, $2.4.



  REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


  Stockholders and Board of Directors
  Edison Brothers Stores, Inc.

  We have audited the accompanying consolidated balance sheets of Edison Brothers Stores, Inc. as of January 28, 1995, and January 29, 1994, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended January 28, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Edison Brothers Stores, Inc. at January 28, 1995, and January 29, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 28, 1995, in conformity with generally accepted accounting principles.

  As described in Notes 1 and 13 to the consolidated financial statements, in 1992 the company changed its method of accounting for income taxes and postretirement benefits.




                            /s/  Ernst & Young LLP

  St. Louis, Missouri
  March 8, 1995





  MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

  Management is responsible for the integrity and objectivity of the financial statements and other information included in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles. Information that is not subject to objective determination has been developed based upon management's best judgement.

  The company maintains accounting systems that management believes are sufficient to provide reasonable assurance of reliable financial statements and to maintain accountability for assets. These systems are supported by careful selection and training of qualified personnel. The extent of internal accounting controls implemented must be related to the benefits derived, and the balancing of the cost of controls to the benefits derived requires management's estimates and judgements. The systems are tested and reviewed by internal auditors. In addition, as part of its audit of the company's financial statements, Ernst & Young LLP completed a study and evaluation of selected internal accounting controls to establish a basis for reliance thereon in determining the nature, timing, and extent of audit tests to be applied.

  The Board of Directors has an Audit Committee, which is comprised totally of members of the board who are not employees of the company. The committee meets with the independent auditors, internal auditors, and representatives of management to discuss auditing and financial reporting matters. Both the independent auditors and the company's own internal auditors meet with the Audit Committee, with and without management representatives present, to discuss the scope and results of their examinations, the quality of financial reporting, and the propriety of management's conduct of the business.

  Management is committed to conducting its business affairs in accordance with the highest ethical standards and in conformity with the law.




  MANAGEMENT'S DISCUSSION AND ANALYSIS
  (Dollars in millions, except per share data)

  BUSINESS

  Edison Brothers Stores, Inc. (the company) is a leading specialty retailer of fashion apparel and footwear operating more than 2,700 stores in all fifty states, Puerto Rico, the Virgin Islands, Mexico, and Canada. The company conducts its principal operations primarily through subsidiaries in two segments: apparel and footwear. Stores within the apparel and footwear segments, with the exception of the Repp Ltd. chain of big-and-tall mens stores, are almost exclusively mall-based and generally range in size from 1,300 to 3,000 square feet. Merchandise is acquired from many vendors, and the company is not dependent on any one supplier. Four main distribution centers serve as receiving points for merchandise and coordinate the distribution of shipments to the stores via common or contract carrier. The company also operates an entertainment division composed of predominantly mall-based entertainment centers and five free-standing Dave & Buster's restaurant/entertainment complexes. In February 1995 the company announced plans to spin off its interest in the subsidiaries that own and operate the five Dave & Buster's restaurant/ entertainment complexes as a separate publicly-held corporation later in the spring of 1995.

  At year-end 1994 the apparel segment operated 1,941 stores in eight chains. Six chains focus on menswear: JW/Jeans West, Oaktree, J.Riggings, Coda, Repp Ltd., and Zeidler & Zeidler/Webster (Zeidler & Zeidler). Phoenix, the company's first catalog operation, supplies menswear to big-and-tall consumers. Each menswear chain targets a specific age group of men, with a different product mix. The women's wear chain, 5-7-9 Shops, primarily markets casual wear and accessories to young adults, teens, and pre-teens.

  The footwear segment operated 681 stores in three chains at the end of fiscal 1994. The footwear chains are Bakers/Leeds and Precis, which offer popular-priced women's fashion shoes, and Wild Pair, which focuses on advanced shoe fashion for young men and women.

  FINANCIAL CONDITION

  Year-end 1994 merchandise inventories increased modestly from year-end 1993 as the company responded to higher demand in the footwear segment and the JW/Jeans West menswear chain. Growth of the Repp Ltd. chain also contributed to the increase. Conversely, inventories in poorly performing operations approximated or were below 1993 levels. The company believes its inventories are well controlled and not subject to any significant valuation risk. The decrease in net current deferred income tax assets was caused principally by the benefit resulting from recovery of prior
  merchandise-related expenses and related interest expense accruals.   The
  recovery also resulted in the recording of receivable balances that caused the majority of the increase in the other current assets account. Property and equipment, net, decreased during 1994 because the company reduced annual capital expenditures by just over 20% and there were no significant acquisitions.

  The significant changes in liabilities were in the debt structure. A combination of operating cash flow, short-term borrowings and $15.0 of intermediate-term debt were used to repay senior notes that matured during 1994, to increase inventory and to finance capital expenditures and acquisitions. See Capital Resources and Liquidity below for further discussion. The foreign currency translation adjustment was caused by the devaluation of the Mexican peso near the end of 1994.

  CAPITAL RESOURCES AND LIQUIDITY

  In 1994, cash flow from operations decreased by $81.1 or 61.9%. The decrease was attributable almost entirely to the increase in inventory as compared with the $55.5 decrease in 1993. At the end of 1994, working capital was $140.9 as compared to $145.5 and $232.1 at the end of 1993 and 1992, respectively. The lack of change from 1993 to 1994 reflects the offsetting effects of the inventory and other current asset increases against the short-term debt increase. The 1993 decrease from 1992 resulted from inventory reduction and short-term debt increase.

  During 1995 the company plans to reduce capital improvements to a level somewhat lower than those of 1994. That does not include funds which, in connection with the spin-off of the Dave & Buster's operations, the company has committed to provide for the construction of two new restaurant/entertainment complexes. However, the company expects to recoup those advances from the proceeds of a planned stock offering by Dave & Buster's within one year of the spin-off. The company will continue to seek opportunities to expand through acquisitions when appropriate.

  The company has available a $125.0 credit facility of which $110.0 was unused at the end of 1994. The company uses short-term financing to provide additional working capital when necessary. During 1995 the company plans to pursue a long-term refinancing of a portion of its outstanding short-term bank debt. The company believes that funds from operations and the appropriate combination of existing resources or alternative financing resources will provide adequate working capital.

  OPERATING RESULTS

  Net sales for 1994 increased by $13.5 or .9% from 1993 levels. Comparable store sales, that is, sales reported by stores open throughout both years, improved in the footwear segment but declined in apparel and entertainment. Especially in apparel, a lackluster fashion environment prompted reliance on off-price promotions to stimulate sales; the level of promotional activity was consistent with the company's 1993 experience. Because of favorable interest rates and demand for higher-ticket items, consumers seemed to shift their purchases to electronics and hardgoods. It is not clear if this trend will continue, but the company is seeking to improve the operating results of its existing businesses by making organizational and merchandising changes, and controlling inventories. The company is also currently studying the possibility of closing a significant number of unprofitable apparel stores, the majority of which are in the Oaktree chain. The company will evaluate the operating results, long-term potential and other criteria of the stores under consideration for closing and, if appropriate, will establish a reserve to cover the cost of closing those units. In addition, the company has been actively looking for opportunities outside its traditional mall-based market. In 1993 net sales decreased by $45.9 or 3.0% from 1992. Comparable-store sales were down in all segments. This decrease was offset to a great extent by the contribution of acquired locations in the Repp Ltd. chain and new outlets in J.Riggings, Zeidler & Zeidler, and entertainment.

  Cost of goods sold, including occupancy and buying expenses, as a percentage of sales increased in 1994 because of increases in both merchandise-related and occupancy and buying expenses. The direct cost of merchandise increased, and the level of shrinkage was somewhat higher. Markdown activity was consistent with that reported in 1993. Minimum rent and related common area maintenance charges and the shutdown costs associated with closing the company's St. Louis distribution center also contributed to the increase. The 1993 increase over 1992 was caused by higher levels of promotional markdown activity and increased rent costs for store locations.

  Store operating and administrative expenses as a percentage of sales increased modestly in both 1994 and 1993. Nearly all of the modest percentage increases in both 1994 and 1993 were in the area of store operating expenses. In 1994, the footwear segment was able to decrease store expenses as a percentage of sales from 1993 levels by tightly controlling costs and increasing sales. However, the improvement in the footwear segment was partially offset by an increase in store expenses as a percentage of sales in the apparel segment, largely due to declining sales. The opening of a new Dave & Buster's unit during first quarter 1994 also increased the store expense rate. These large restaurant/ entertainment centers are more labor intensive than the company's other retail units and tend to distort expense performance as measured against sales. In 1993, a portion of the increase was caused by the decrease in sales. The balance of the 1993 change resulted from minor increases in several categories of store expenses. None of the fluctuations was considered significant. Administrative costs as a percentage of sales were held constant in both years, with 1994 benefiting somewhat from some nonrecurring items.

  Depreciation and amortization rose slightly in both 1994 and 1993, primarily from increased levels of property and equipment. The amortization component declined somewhat in 1993 from 1992, despite the higher ending balance of intangible assets, as the 1993 acquisitions that generated the increases in intangibles took place at mid-to-late year. The reduction in interest expense in 1994 was attributable to the discontinuance and partial reversal of an accrual along with greater interest earnings, all partially offset by higher expense on borrowings. Net interest expense in 1993 was slightly above the 1992 level. Approximately one-half of the change resulted from decreased interest income. The balance of the increase reflected the new long-term debt in 1993 at a rate above that available on short-term borrowings.

  Excluding the benefit resulting from recovery of prior merchandise-related expenses, pretax income declined 69.1% in 1994 compared with 1993 levels, primarily due to lower margins and higher store operating expenses. Although JW/Jeans West increased its operating profits 80% in 1994, the apparel segment as a whole reported significant declines in operating profit. The footwear segment was able to achieve gross margins somewhat above 1993 levels and to improve store expense performance, which contributed to a 28% increase in operating profit from 1993. In 1993, lower sales, margin erosion resulting from promotional markdowns, and slightly higher store operating expenses combined to produce a 71% decline in pretax income compared with 1992 levels before the cumulative effect of the accounting change. The 1993 downturn affected operations fairly equally as both the footwear and apparel segments reported significant declines in operating profit.

  On a seasonal average basis the company employed approximately 23,400 people during 1994. Salaries and wages in 1994, 1993, and 1992, were
   $252.6, $245.4, and $235.2, respectively.

  The company's Dave & Buster's operations, which the company plans to spin off in the spring of 1995, reported pretax income of $4.1, $2.0, and $.9 in 1994, 1993 and 1992, respectively.

   FIVE-YEAR FINANCIAL SUMMARY
     (Dollars in millions, except per share data)
                                             1994               1993             1992            1991             1990
Stores at the end of the
  year                                        2,761             2,866            2,787           2,781            2,733
Net sales                                  $1,476.4          $1,462.9         $1,508.8        $1,385.3         $1,253.6
Income from continuing operations              20.5              20.9             70.4            58.9             59.0
Net income                                     20.5              20.9             47.3            58.9             59.0
Total assets                                  893.8             873.1            850.2           759.6            725.3
Long-term debt                                173.5             159.2            194.4           119.5            145.1
Common stockholders' equity                   387.2             407.9            415.6           383.4            343.3
Return on common
  stockholders' equity                         5.2%              5.1%            11.8%           16.2%            20.1%
Per common share:
  Income from continuing
    operations                             $    .93          $    .95         $   3.24        $   2.74         $   2.78
  Net income                                    .93               .95             2.18            2.74             2.78
  Dividends on common stock                    1.24              1.24             1.15            1.06             1.04
  Common stockholders'
    equity                                    17.58             18.56            18.91           17.76            16.05

See Management's Discussion and Analysis for significant items affecting data comparability between 1992, 1993, and 1994.
See Note 14 to the consolidated financial statements for discussion of the restatement of income in 1993 and 1992. The effect in 1991 was a $2.0 (9 cents per share) reduction of income.



         QUARTERLY INFORMATION
         (Dollars in millions, except per share data)
                                                          Quarter
                                1st                  2nd                 3rd                 4th               Fiscal Year
                             13 weeks             13 weeks             13 weeks            13 weeks              52 weeks
                          1994     1993        1994      1993       1994      1993      1994      1993       1994        1993
Net sales                 $326.7    $329.2     $351.0    $338.0     $353.6    $343.9    $445.1   $451.8     $1,476.4    $1,462.9
Cost of goods sold,
  occupancy and
  buying expenses          212.9     212.7      241.6     228.1      242.1     231.2     320.7    318.8      1,017.3       990.8
Net income                   1.9       6.8         .8       2.3         .6       1.9      17.2      9.9         20.5        20.9

Per common share:
   Net income                .09       .31        .03       .11        .03       .09       .78      .45          .93         .95
   Dividends                 .31       .31        .31       .31        .31       .31       .31      .31         1.24        1.24

Common stock
   market price:
   High                    32.13     49.13      29.75     42.63      26.00     32.50     24.63    33.50        32.13       49.13
   Low                     28.38     36.50      23.13     30.00      21.50     26.25     12.00    28.25        12.00       26.25

Decrease in net
  income resulting
  from restatements:
  Net income                  .3        .1         .2        .9         .2        .3       -        (.1)         -           1.2
  Per common share           .01        -         .02       .04        .01       .01       -         -           -           .06



  Amounts presented for the first three quarters of 1993 and 1994 differ from amounts previously reported on Form 10-Q because of the restatement discussed in Note 14 of the Notes to consolidated financial statements.

  Edison Brothers Stores, Inc. common stock is listed on the New York Stock Exchange.

  Transfer Agent and Registrar:  Boatmen's Trust Company, St. Louis, MO
  63101