Form 10-K, Exhibit 13
period 1996-02-03
EDISON BROTHERS STORES INC
filed 1996-05-03
CIK 31575

TO OUR SHAREHOLDERS

          Edison Brothers experienced the greatest challenges in its history in 1995. For several decades young customers pursued ever-changing fashion trends and were willing to spend their considerable disposable income at stores like ours. Over the years we focused on diverse niches within the categories of moderate-priced apparel and footwear, which allowed us to develop a portfolio of synergistic retail concepts. We also benefited from explosive shopping center growth in the sixties, seventies, and eighties.

          In the past few years, however, many customers have shifted their interest to more basic styles and have come to demand the lowest possible prices on those styles. In addition, the earlier rampant retail expansion led to a situation in which the U.S. simply had too many stores competing for business in an atmosphere of conservative consumer spending.

          Continuing deterioration of the specialty retail climate and increasing emphasis on price cutting led us to conclude we could not operate profitably under existing conditions. By fall, we faced a combination of circumstances:

          Because of concerns about our company and the retail industry in general, we were unable to obtain new long-term financing.

          Despite a short-term standstill agreement with our lenders and arrangements for interim financing, our domestic merchandise vendors and their commercial factors constricted credit terms and limits, reducing our access to necessary product lines.

          We had a large number of underperforming stores that we needed to close in order to begin restoring our profitability.

          The business trend in our retail segment deteriorated rapidly in fall 1995, and retail experts were forecasting a difficult Christmas season.

          We concluded that significant restructuring was necessary. In order to obtain the time and resources necessary to complete such restructuring, relief under Chapter 11 of the U.S. Bankruptcy Code became mandatory.

          Our challenge now is to use this period of reorganization to restructure Edison Brothers so we can produce reliable profits once we emerge from Chapter 11. That restructuring will include both short-term and mid-range initiatives:

          RESTRUCTURING: SHORT-TERM INITIATIVES

          We took several steps to stabilize our organization and operations and improve cash flow during the three months between our filing for Chapter 11 reorganization and the end of fiscal 1995:

          The court approved our $200 million debtor-in-possession credit facility, providing reassurance to our vendors and factors. Our inventory flow was restored, giving us confidence that our future orders will be shipped on time.

          In addition to the 155 stores we had closed earlier in 1995, we closed nearly 500 unprofitable apparel and footwear stores in December and January. The closing of these stores is permitting us to focus our attention and resources on those stores that are profitable or have solid potential for profitability in the near future. Average annual sales volume of our remaining stores is about 75 percent higher than the average volume of the stores we closed.

          During 1995 we opened 52 new stores in carefully selected locations with strong potential. We also acquired 39 stores in the Repp Ltd. men s big-and-tall chain. At the end of fiscal 1995 we operated 2,077 apparel and footwear stores, compared with 2,622 apparel and footwear stores at the end of 1994.

          At the end of January 1996 we completed the sale of our mall entertainment division to Namco Cybertainment. With this sale we have completed our exit from the entertainment field and will be able to concentrate fully on our core apparel and footwear businesses.

          We closed our apparel distribution center in Rome, Georgia, and will sell that building. The distribution responsibilities of that center were shifted to our apparel distribution centers in Washington, Missouri, and Rialto, California. Our footwear distribution center in Princeton, Indiana, took on additional responsibilities for shipment consolidation.

          We considerably reduced the number of our menswear stores in Mexico. When we began opening stores in Mexico in 1992, consumers there were eager for U.S. fashions and we were able to offer very appealing styles and prices. Both sales and margins were above average, and these stores produced substantial profits in 1993 and 1994. Because of the currency devaluation in December 1994 and the declining economic climate in Mexico, the performance of these stores fell off dramatically in 1995. As a result, we have now closed 26 of the 36 stores.

          While we have held our corporate overhead costs flat for several years, we are finding ways to further reduce our overhead. Through an early retirement program, attrition, and restructuring of certain functions, we expect our home office personnel expenses to be significantly lower in 1996 than in 1995. We also have reduced our space usage in our 12-story home office building, which we own, and we expect to be leasing out several floors.

          RESTRUCTURING: MID-RANGE INITIATIVES

          Now that we have accomplished the necessary immediate stabilizing steps, we can focus on identifying our basic strengths and weaknesses, setting new goals, and developing strategies to meet those goals. In accomplishing our turnaround and preparing for our emergence from Chapter 11, we will be pursuing several initiatives:

          We will continue to enhance consumer appeal by capitalizing on our greatest strengths, which include seasoned buying staffs, merchandise procurement expertise, established franchises in menswear and footwear, powerful positions in the small-size junior and men s big-and-tall size niches, and strong real estate locations resulting from long-standing relationships with developers.

          It is essential for each of our chains to establish strong brand and store equity. We must clearly define the niches in which we can best operate, then reposition, eliminate, or consolidate any concept that does not serve a definable and profitable niche. Each surviving concept must consistently execute its mission, offering a combination of merchandise, pricing, convenience, and service that qualifies it as the best choice for consumers in its niche.

          Upgrading our merchandise planning systems and organizations is a key priority. Several of our apparel divisions are implementing planning systems that enforce more disciplined buying, help to pinpoint regional merchandising opportunities, and reduce markdowns by improving inventory flow. We expect to quickly expand those benefits to all divisions. In connection with that merchandise planning system, we also are refining the role of our buyers to allow them to focus more of their attention on creative product development.

          Our chains will seek to buy merchandise that can be priced at more realizable original retails, without compromising quality. They will narrow their assortments and emphasize key items aimed directly at their consumer niches. These steps will help to establish the identity of each chain and its brands and will contribute to improved regular-price sales and promotional yield.

          In order to improve store personnel recruitment and training and make sure store personnel are effectively executing the chain mission, divisional sales managers in most of our chains are being relocated from our home office to the field. We ve changed the job responsibilities of these seasoned executives to make them more responsible for sales and customer service and less involved with administrative detail.

          We will further trim our expense base to protect against the prospect that the retail climate will continue to depress gross margins. We will improve efficiency throughout our organization as we identify opportunities to reduce store occupancy costs, re-engineer processes, and better use technology to reduce overhead costs.

          Our turnaround will be based on improved performance in our existing stores, and we must make those stores as appealing as possible. We intend to significantly reduce expenditures on new stores and major remodelings, and will focus on routine maintenance, such as paint and carpeting, in our existing stores.

          We believe these short-term and mid-range initiatives will sharpen our execution, raise our level of productivity, improve service to our customers, and establish a long-term competitive advantage for our stores.

          FINANCIAL RESULTS

          Total sales for the 53 weeks of fiscal 1995 were $1.39 billion, down 5.9 percent from sales of $1.48 billion in the 52 weeks of fiscal 1994. Same-store sales were down 4.9 percent. (The same-store sales comparison is based upon 53 weeks in both years and excludes fourth-quarter liquidation sales and sales of the entertainment division.)

          The net loss for 1995 included several special after-tax charges amounting to $158.1 million. Of those charges, $109.1 million represented the write-off of fixed assets and intangibles and other noncash charges, $39.3 million were in connection with future lease payments that are subject to settlement under reorganization proceedings, and $9.7 million were primarily associated with reorganization. Without the special charges, the net loss for 1995 was $63.9 million. The total net loss of $222.0 million, or $10.06 per share, compares with 1994 net income of $20.5 million, or 93 cents per share.

          OUTLOOK FOR 1996

          Fashion specialty retailing is adjusting to the realities of the marketplace, which had far more stores than it could support. Many competitors are closing excess stores and tightening their operations, as we are. Strong promotional activity has become a way of life, and merchandising plans must take that into account. Consumers are no longer willing to respond to one fashion fad after another, so the retailers who succeed will be those who offer the key items at compelling prices.

          We're acting on those signals and are pursuing an aggressive restructuring program that should result in our emergence from Chapter 11. As we reshape our retail portfolio and our organization, we are capitalizing on the strength of our most successful retail franchises and the specialized expertise of our loyal, dedicated employees. We are committed to making all the changes necessary to succeed in the competitive environment in which we do business today.


          /s/ Alan Miller,
              Chairman, President and CEO


                          CONSOLIDATED STATEMENTS OF INCOME
                     (Dollars in millions, except per share data)


                                                      1995     1994      1993
                                                  (53 Weeks)(52 Weeks)(52 Weeks)
                                                                      (restated)
     Net Sales                                      $1,389.4  $1,476.4  $1,462.9

     Cost of goods sold, occupancy and buying
       expenses                                      1,033.3   1,017.4     990.8
     Store operating and administrative expenses       352.1     360.3     352.6
     Depreciation and amortization                      62.8      69.6      67.1
     Interest expense, net                              25.2      19.0      19.7
     Restructuring and reorganization expenses         167.1
     Other operating                                             (22.3)
                                                     1,640.5   1,444.0   1,430.2

     Income (Loss) before Income Taxes                (251.1)     32.4      32.7
     Income tax provision (benefit)                    (29.1)     11.9      11.8
     Net Income (Loss)                              $ (222.0) $   20.5 $    20.9

     Net Income (Loss) per Common Share:            $  (10.06)$     .93 $   .95

     See accompanying notes


                             CONSOLIDATED BALANCE SHEETS
                                (Dollars in millions)


     ASSETS
                                                     1995         1994
                                                    year-end   year-end
     Current Assets:
          Cash and short-term investments             $139.6    $ 27.0
          Merchandise inventories                      250.5     318.4
          Income tax receivable                         42.8       7.3
          Deferred income taxes                                    9.6
          Prepaid expenses                              10.2       8.2
          Other current assets                           9.4      26.6
          Total Current Assets                         452.5     397.1

     Property and Equipment, net                       209.0     347.0
     Intangible Assets, net                             50.3      96.2
     Prepaid Pension Expense                            38.4      38.7
     Other Assets                                       11.3      14.8
               Total Assets                           $761.5    $893.8


     LIABILITIES AND COMMON STOCKHOLDERS' EQUITY

     Current Liabilities:
          Accounts payable, trade                     $ 64.8    $ 75.4
          Notes payable                                   .2     115.9
          Payroll and vacations                         13.4      16.4
          Other taxes                                    6.9      10.1
          Other current liabilities                     25.8      38.4
               Total Current Liabilities               111.1     256.2

     Liabilities Subject to Settlement under
      Reorganization Proceedings                       489.8
     Long-Term Debt                                              173.5
     Postretirement Benefits                                      40.0
     Other Liabilities                                  20.2      33.2
     Deferred Income Taxes                                         3.7

     Common Stockholders' Equity:
         Common stock, par value $1                     22.1      22.0
         Capital in excess of par value                 76.7      76.5
         Retained Earnings                              41.6     303.8
         Foreign currency translation adjustment
            and other                                            (15.1)
               Total Common Stockholders' Equity       140.4     387.2
               Total Liabilities and Equity           $761.5    $893.8

     See accompanying notes.



                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (Dollars in millions)
                                                  1995         1994     1993
                                              (53 Weeks)   (52 Weeks) (52 Weeks)
                                                                      (Restated)
    Cash Flows from Operating Activities:
        Net income (Loss)                        $ (222.0)   $  20.5  $   20.9

        Adjustments to reconcile net income
          (loss) to net cash provided by
          operating activities:
               Depreciation and amortization         62.8       69.6      67.1
               Provision for deferred income
                    taxes, net of valuation
                    allowance                         4.5        8.8       2.5
               Restructuring and reorganization
                 expenses                           163.4
               Changes in assets and liabilities,
                 net of effects from acquisitions
                 and dispositions:
                    Merchandise inventories          71.0      (26.7)     55.5
                    Other assets                    (16.8)     (24.9)    (18.6)
                    Accounts payable, accrued
                      expenses, and other
                      liabilities                     19.3      (5.0)
                 Other                                 3.2       7.6       3.6
          Total Operating Activities                  85.4       49.9    131.0

     Cash Flows from Investing Activities:
          Payment for companies and assets
            purchased, net of cash acquired          (14.1)     (11.8)   (39.2)
          Capital expenditures                       (37.2)     (61.7)   (78.4)
          Net proceeds from disposal of
            subsidiaries                              17.1
          Other                                        2.7        (.9)    (2.5)
          Total Investing Activities                 (31.5)     (74.4)  (120.1)

     Cash Flows from Financing Activities:
          Proceeds from prepetition debt
           issuance                                   60.0       15.0    150.0
          Prepetition long-term debt payments          (.1)     (35.7)   (75.2)
          Net prepetition short-term debt
           borrowings (payments)                       11.4      71.1    (48.0)
          Net postpetition borrowings under
           short-term credit facility                    .2
          Dividends on common stock                    (9.3)    (27.3)   (27.3)
          Common stock purchased                                          (5.5)
          Other                                         6.1       1.0      4.3
          Total Financing Activities                   68.3      24.1     (1.7)

     Effect of exchange rate changes on cash           (9.6)     (5.2)

     Cash Provided (Used)                             112.6      (5.6)     9.2
     Beginning cash and short-term investments         27.0      32.6     23.4
     Ending Cash and Short-Term Investments          $139.6     $27.0    $32.6

     Cash Payments (Receipts) for:
          Interest expense                           $ 23.9   $  20.4   $ 19.0
          Income taxes                               $  (.7)  $   4.5   $ 21.7

     See accompanying notes.

                CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                     (Dollars in millions, except per share data)

                                                                     Foreign
                                                                     currency
                                                Capital in Retained  translation
                                      Common    excess of  earnings  adjustment
                                      stock     par value (restated) and other
     Balance at Beginning of 1993     $22.0       $76.6    $317.0      $    0

     Net income                                              20.9
     Stock options exercised and
       employee benefit plans            .2         4.3                   (.2)
     Common stock purchased -
       195,600 shares                   (.2)       (5.3)
     Foreign currency translation
       adjustment                                                         (.1)
     Dividends on common stock -
       $1.24 per share                                      (27.3)


     Balance at End of 1993            22.0        75.6     310.6         (.3)

     Net income                                              20.5
     Stock options exercised and
       employee benefit plans                       1.0                    .1
     Common stock purchased -
       9,000 shares                                 (.1)
     Foreign currency translation
       adjustment                                                       (14.9)
     Dividends on common stock -
       $1.24 per share                                      (27.3)


     Balance at End of 1994            22.0        76.5     303.8       (15.1)

     Net loss                                              (222.0)
     Stock options exercised and
       employee benefit plans            .1          .2
     Spin-off of subsidiary                                 (30.9)
     Foreign currency translation
       adjustment                                                        15.1
     Dividends on common stock -
       $.42 per share                                        (9.3)


     Balance at End of 1995           $22.1       $76.7    $ 41.6      $    0

     See accompanying notes.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (Dollars in millions, except per share data)


     Note 1:  Proceedings under Chapter 11

     On November 3, 1995 (the Petition Date), Edison Brothers Stores, Inc. and 65 of its subsidiaries and affiliates (the Debtors) filed petitions for relief under Chapter 11 of the United States Bankruptcy Code (Chapter 11) in the United States Bankruptcy Court in Wilmington, Delaware. The Debtors are presently operating their respective businesses as debtors-in-possession. A statutory Creditors' Committee has been appointed in the Chapter 11 cases. The Chapter 11 cases of the Debtors are being jointly administered for procedural purposes only.

     Certain foreign subsidiaries were not included in the Chapter 11 filing. The results of their operations and financial position are not material to the consolidated financial statements.

     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which principles, except as otherwise disclosed, assume that assets will be realized and liabilities will be discharged in the normal course of business. As a result of the Chapter 11 cases and circumstances relating to this event, including the company's debt structure, its recurring losses, and current economic conditions, such realization of assets and liquidation of liabilities are subject to significant uncertainty. Additionally, the amounts reported on the consolidated balance sheet could materially change because of a plan of reorganization, since such reported amounts do not give effect to adjustments to the carrying value of the underlying assets or amounts of liabilities that may ultimately result.

     In the Chapter 11 cases, substantially all liabilities as of the Petition Date are subject to compromise or other treatment under a plan of reorganization. For financial reporting purposes, those liabilities and obligations whose disposition is dependent on the outcome of the Chapter 11 cases have been segregated and classified as liabilties subject to settlement under reorganization proceedings in the consolidated balance sheet. Generally, actions to enforce or otherwise effect repayment of all pre-Chapter 11 liabilities as well as all pending litigation against the Debtors are stayed while the Debtors continue their business operations as debtors-in-possession. Schedules have been filed by the Debtors with the Bankruptcy Court setting forth the assets and liabilities of the Debtors as of the Petition Date as reflected in the Debtors' accounting records. Differences between amounts reflected in such schedules and claims filed by creditors will be investigated and either amicably resolved or adjudicated before the Bankruptcy Court. The ultimate amount of and settlement terms for such liabilities are subject to a plan of reorganization and accordingly are not presently determinable.

     Under the Bankruptcy Code, the company may elect to assume or reject real estate leases, employment contracts, personal property leases, service contracts and other prepetition executory contracts, subject to Bankruptcy Court approval. The liabilities subject to settlement under reorganization proceedings include a provision for the estimated amount that may be claimed by lessors and allowed in connection with the unexpired real estate leases. The company will continue to analyze its executory contracts and may assume or reject additional contracts.

     Note 2 : Description of Business and Summary of Significant Accounting Policies

     Business - The company owns and operates chains of specialty retailing stores located in forty-nine states, Puerto Rico, the Virgin Islands, Mexico, and Canada. The company conducts its principal operations through subsidiaries in two segments: apparel and footwear.

     Consolidation - The financial statements include the accounts of all subsidiaries; intercompany accounts and transactions have been eliminated.

     Short-term investments are stated at cost that approximates market, consist of highly liquid debt instruments, and are considered to be cash equivalents for consolidated statements of cash flows.

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

     Interest Expense - Interest expense for 1995, 1994, and 1993 has been reduced by interest income of $1.8 (earned prior to the Petition Date), $1.6, and $.7, respectively. Interest earned subsequent to the Petition Date of $.9 is included in restructuring and reorganization expenses.

     Store Opening and Closing Costs - Store preopening costs are charged against income as incurred. Closing costs are accrued when the decision is made to close a store.

     Intangible Assets - The company evaluates the recoverability of its significant intangible assets as follows:

                  Lease Rights - The value of lease rights is determined based on the excess of a lease's market value over the discounted scheduled rent payments at the time the lease is entered into or assumed by the company. The carrying value is amortized over the life of the lease and is charged to expense if the lease is terminated prior to its normal expiration.

                  Goodwill - Goodwill is determined based on the excess of the purchase price over the fair value of the net tangible assets of the business acquired. The carrying value of this asset is evaluated periodically in relation to the operating performance of the underlying business. This evaluation is based on a discounted cash flow analysis and takes into account such factors as the occurrence of a significant event, a significant change in the environment in which the business operates, and the continuing viability of the business as a whole.

     Earnings Per Share - Earnings per common share is based on the weighted average number of shares outstanding (22,070,000 in 1995; 22,007,000 in 1994; and 21,998,000 in 1993). Shares issuable under the stock option and stock bonus plans did not have a significant dilutive effect on earnings per share.

     Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

     Reclassifications - Certain prior-year items have been reclassified to conform to the current year presentation.

     Fiscal Year - The company's fiscal year ends on the Saturday closest to January 31. References to 1995, 1994, and 1993 are to the 53 weeks ended February 3, 1996, and 52 weeks ended January 28, 1995, and January 29, 1994.

     Note 3: Acquisitions

     During 1995 the company made acquisitions for an aggregate cash consideration of $14.1. Assets of $19.9 and liabilities of $5.8 were recorded in connection with the acquisitions. The acquisitions were accounted for by the purchase method, and operating results of the acquired entities have been included in the consolidated financial statements since their respective acquisition dates.

     Note 4: Dispositions

     Effective June 29, 1995, the company distributed all of the outstanding shares of common stock of Dave & Buster's, Inc. owned by the company to Edison Brothers' stockholders of record as of June 19, 1995. Prior to the distribution, Dave & Buster's had been a majority-owned subsidiary engaged in the ownership and operation of restaurant/entertainment complexes. No
     gain or loss was recorded as a result of the distribution.   The
     distribution was recorded as a dividend and, accordingly, the company reduced retained earnings by the net book value distributed. Through the distribution date, Dave & Buster's reported 1995 net income of $1.0. As of June 29, 1995, it had total assets of $49.2 and a net book value of $30.9. For fiscal years 1994 and 1993, Dave & Buster's reported net income of $2.4 and $1.2, respectively. At the end of 1994 Dave & Buster's had total assets of $49.0 and a net book value of $27.7. The company has guaranteed certain Dave & Buster's lease obligations with a present value of $8.2. Dave & Buster's has agreed, among other things, to indemnify the company from loss under the lease guarantees and has granted the company a subordinated security interest in Dave & Buster's leasehold interests in the guaranteed leases and all real and personal property owned by Dave & Buster's on the date of the agreement. The company believes it has adequate security against loss under the guarantees.

     In January 1996 the company entered into an agreement to sell substantially all of the assets of its mall entertainment division to Namco Cybertainment. The company received approval for the sale from the Bankruptcy Court and completed the sale in January 1996. The company recorded a loss of $24.7 in connection with the sale. The company intends to dispose of the remaining entertainment operations and recorded a provision of $8.3 in the 1995 Consolidated Statement of Income related to their disposal. For fiscal years 1995, 1994, and 1993, the mall entertainment division reported a net loss of $1.8, $1.8, and $.1, respectively. At the date of sale, the entertainment division had total assets of $51.8 and a net book value of $44.9. At the end of 1994, total assets were $57.9, and net book value was $51.1.

     Note 5: Liabilities Subject to Settlement under Reorganization Proceedings

     The principal categories of claims classified as liabilities subject to settlement under reorganization proceedings are identified below. All amounts below may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to disputed claims, determination as to the value of any collateral securing claims, or other events. Additional claims may arise resulting from rejection of additional executory contracts by the company.

                                                  1995
                                                  year-end

     Notes payable - banks                        $205.9
     Long-term senior notes payable                150.0
     Captial leases                                  8.4
     Accrued interest payable                        3.5
     Cash set-off applied to debt                   (3.6)
     Deferred debt costs                            (6.7)
     Postretirement benefit accrual                 41.1
     Accounts payable                               38.5
     Lease termination claims                       38.6
     Taxes                                           4.3
     Other                                           9.8
     Total liabilities subject to settlement under
       reorganization proceedings                 $489.8

     As a result of the bankruptcy filing, no principal or interest payments will be made on any prepetition debt without Bankruptcy Court approval or until a reorganization plan defining the repayment terms has been approved. Interest on prepetition obligations has not been accrued after the Petition Date. Contractual interest expense not recorded on certain prepetition debt totaled $9.1 for the fiscal year 1995.

     Prior to the bankruptcy filing and certain agreements discussed below, the company's debt consisted of senior notes held by various institutional lenders amounting to $150.0. The unsecured senior notes, having maturities from 7 to 15 years, were to bear interest at rates of 7.09% to 8.04%. The company also had outstanding borrowings under a $125.0 revolving credit facility as well as short-term and demand notes under uncommitted bank lines with varying interest rates and maturity dates. In addition, the company had $8.4 in capital lease obligations relating to its Washington, Missouri, distribution center.

     As a result of its operating loss for second quarter 1995, the company was in violation of certain financial covenants under its bank and senior note agreements. During the third quarter 1995, the company and its subsidiary, Edison Brothers Apparel Stores, Inc., entered into an agreement for a $75.0 secured revolving line of credit facility with BankAmerica Business Credit, Inc. extending through February 29, 1996. In addition, the company entered into override agreements with its existing lenders through February 29, 1996. The override agreements covered existing 1995 financial covenants and deferred principal repayments otherwise due December 1, 1995. Furthermore, the company's primary existing letter of credit bank agreed to continue to provide international letters of credit through the override period. In exchange for these concessions, the company paid a one-time forbearance fee of $3.6 and agreed to increase the interest rate on the outstanding debt to 9.75%.

     As of the bankruptcy filing, the company had outstanding $150.0 of senior notes, $125.0 under its $125.0 revolving credit facility, $80.9 of short-term and demand notes under its uncommitted bank lines, $8.4 of capital lease obligations, and $21.6 under its $75.0 secured revolving line of credit facility. The company received authorization from the Bankruptcy Court to make a $21.6 payment on the secured revolving line of credit facility. In addition, $3.6 of cash was set-off by the banks against outstanding principal and accrued interest balances. No further principal or interest payments will be made on any prepetition debt without Bankruptcy Court approval or until a reorganization plan defining the repayment terms has been approved.

     Note 6: Financing Arrangements

     The company and Edison Brothers Apparel Stores, Inc., as debtors-in-possession, are parties to a Loan Agreement dated effective November 9, 1995, (the DIP facility) with BankAmerica Business Credit, Inc., as Agent and Lender, under which the company may borrow up to $200.0 to fund ongoing working capital needs. The DIP facility, which has been approved by the Bankruptcy Court, has a sublimit of $150.0, subject to collateral restrictions, for the issuance of letters of credit. The DIP facility is intended to provide the company with the cash and liquidity to conduct its operations and pay for merchandise shipments at normal levels while it prepares a reorganization plan.

     At the company's option, the company may borrow under the DIP facility at the Reference Rate (as defined) plus .25% or at the Eurodollar Rate (as defined) plus 1.5%. The current borrowing rate is 8.5%. The maximum borrowing, up to $200.0, is limited to 50% of the value of eligible inventory (as defined) plus 95% of the amount of cash deposited with the Agent. The company is required to pay a commitment fee of .375% per annum on the unused portion of the DIP facility. The DIP facility contains restrictive covenants including, among other things, a limitation on store closings of 850, limitations on the incurrence of additional liens and indebtedness, limitations on capital expenditures and the sale of assets, the maintenance of minimum operating earnings (EBITDA) and inventory levels, and a prohibition on paying dividends. At February 3, 1996, the company was in compliance with the DIP facility covenants.

     The lenders under the DIP facility have a "super-priority" administrative expense claim against the estate of the company. The DIP facility expires on the earlier of November 9, 1997, or the effective date of a reorganization plan that is confirmed by the Bankruptcy Court.

     As of February 3, 1996, the company had outstanding $.2 under the DIP facility. Outstanding letters of credit were $112.6 and available borrowings under the DIP facility were $56.9.

     Note 7:  Restructuring and Reorganization Expenses

     Restructuring and reorganization expenses for the fiscal year ended February 3, 1996, were as follows:

                                             1995
     Estimated costs for store
       closings                             $101.6
     Loss on sale of subsidiaries             33.0
     Accelerated goodwill amortization        15.1
     Other                                    17.4
     Total restructuring and
       reorganization expenses              $167.1


     During the second and fourth quarters of fiscal 1995, the company recognized store closing provisions relating to a restructuring plan designed to close unprofitable stores. Sales and store contribution for 1995 for the stores closed during 1995 and the remaining stores to be closed in 1996 were $177.2 and $(26.1) and $63.3 and $(5.6), respectively. The company is continuing to evaluate store operating performance to determine the need for additional store closings.

     Store closing costs of $101.6 during 1995 represent a provision to cover early lease termination claims and the write-off of fixtures and equipment, leasehold improvements, and related intangible assets. Total charges of $59.2, representing the net book value of fixed and intangible assets, have been made to the reserve since inception. Of the reserve, $38.6, related to lease termination claims, has been reclassified to liabilities subject to settlement under reorganization proceedings.

     The company recorded a $24.7 loss related to the sale of substantially all the assets of its mall entertainment division in January 1996. In addition, the company recorded $8.3 to cover the costs associated with the disposal of the remaining operations.

     The company recorded a $15.1 charge for the accelerated amortization of Zeidler & Zeidler goodwill based on an analysis of estimated future cash flow, discounted to present value. An evaluation of the carrying value of the goodwill in relation to the operating performance of the underlying business indicated that such goodwill had declined in value.

     Other reorganization expenses of $17.4 represent expenses related to an early retirement program, costs related to the closing of the distribution center in Rome, Georgia, and professional fees incurred as a result of the Chapter 11 filing. These professional fees relate primarily to accounting, legal, and consulting services provided to the company and the Creditors' Committee (which are required to be paid by the company while in Chapter
     11).

     Of the total restructuring and reorganization charges, $38.7 were cash, which related primarily to future lease termination payments that are subject to settlement under reorganization proceedings. Non-cash expenses were $128.4. Cash payments of $3.7, primarily for professional fees, were made during 1995.

     Note 8:  Income Taxes

     The provision (benefit) for income taxes consists of:

                                           1995             1994       1993
           Current expense (benefit)
            Federal                       $(35.6)          $  .4      $ 7.1
            Foreign                           .3             2.6        1.4
            State and local                  1.7              .1         .8
          Deferred expense (benefit)       (39.0)            8.8        2.5
          Deferred tax valuation allowance  43.5
          Total provision (benefit)       $(29.1)          $11.9      $11.8


     Significant components of the deferred tax liabilities and assets in the consolidated balance sheets are as follows:

                                           1995             1994       1993
                                          year-end         year-end   year-end

          Accelerated depreciation        $  9.3           $11.1      $16.5
          Pension income                    14.9            12.2       14.3
          Other                              9.8            21.2       14.4
            Total deferred tax liabilities  34.0            44.5       45.2
          Inventory capitalization           4.8             4.6        3.0
          Rent expense accruals              7.7             8.0        9.0
          Postretirement benefits           16.1            13.0       15.2
          Acquisition-related reserves       1.3             2.6        6.7
          Restructuring reserves            20.6
          Net operating loss carryforward   13.9
          Other                             13.1            22.2       21.4
            Total deferred tax assets       77.5            50.4       55.3
          Less: Deferred tax valuation
            allowance                       43.5
          Net deferred tax asset          $  0             $ 5.9      $10.1


     During 1995 the company concluded that it is likely it will not be able to realize its deferred tax assets. Accordingly, an allowance against the net deferred tax asset balance of $43.5 and a charge to income tax expense are reflected in the consolidated financial statements.

     Reconciliation of federal statutory rates to effective income tax rates:


                                           1995            1994       1993

          Federal corporate statutory rate(35.0)%          35.0%      35.0%
          State and local income taxes,
            net of federal income tax
            benefit                         (.4)            3.5        2.7
          Goodwill amortization             3.3
          Deferred tax valuation allowance 17.3
          Miscellaneous items, net          3.2            (1.6)      (1.6)
          Actual tax expense (benefit)    (11.6)%          36.9%      36.1%

     Pretax earnings from foreign subsidiaries were $0 in 1995, $8.4 in 1994, and $4.8 in 1993.

     As of year-end 1995 the company has a net operating loss carryforward for federal income tax purposes of approximately $35.2, which is available to offset future taxable income through 2010. In addition, the company has an alternative minimum tax credit carryforward of approximately $2.7, which is available to reduce future regular income taxes over an indefinite period. A plan of reorganization or significant change in ownership of the company could limit the use of the net operating loss carryforward.


     Note 9: Common Stock
                                     1995 year-end           1994 year-end
     Shares:
        Issued (100,000,000
          authorized)                27,554,232              27,554,232
        Less held in treasury         5,466,742               5,531,429
        Outstanding                  22,087,490              22,022,803
        Stockholders of record            4,000                   4,000


     The 1986 and 1992 stock option plans authorize the sale of 1.5 and 1.0 million common shares, respectively, to executives and store managers. No options were granted under the 1986 plan subsequent to adoption of the 1992 plan. Options are exercisable over various option terms not exceeding 10 years following the date of grant.

     Activity under these plans was as follows:


                     1995                1994                  1993
                            Option             Option              Option
                            price              price               price
                Number of   per      Number of per      Number of  per
                Options     share    options   share    options    share

 Outstanding at
 beginning of
 year           1,068,231   $16.13-  570,521   $11.38-  801,500    $ 9.56-
                             37.25              37.25               37.25

 Granted          902,080     4.31-  711,700    23.75-
                             27.98              29.81

 Exercised              0            (44,078)   11.38- (185,771)     9.56-
                                                27.15               27.15
 Canceled        (862,215)   11.13- (169,912)   11.38-  (45,208)     9.56-
                             37.25              37.25               37.25
 Outstanding
 at end of      1,108,096     4.31- 1,068,231    16.13- 570,521     11.38-
 year                        27.98               37.25              37.25

 Shares
 exercisable
 at end of
 year             321,153             260,091           214,151

 Shares issued
 for options
 exercised              0              44,078           185,771


      Outstanding stock options under all plans were adjusted on June 29, 1995, as a result of the Dave & Buster's, Inc. spin-off. The number of shares subject to each option was increased by 33.1% and the excercise price was reduced by 24.9%.

     During 1995, 175,050 options with exercise prices ranging from $25.38 to $37.25 were canceled and reissued at an exercise price of $14.81.

     At February 3, 1996, 1,449,044 shares of common stock were reserved for issuance under the stock option plans.

     Each share of outstanding common stock includes a right that entitles the holder to purchase one share of common stock for $93. Rights attach to all new shares of common stock issued and become exercisable only under certain conditions involving actual or potential acquisitions of the company's common stock. Depending on the circumstances, all holders except the acquiring person may be entitled to purchase at the exercise price additional shares of common stock of the company and/or of the acquiring person having a market value equal to two times the exercise price. The rights remain in existence until January 26, 1998, unless they are redeemed (at five cents per right) or terminated.

     Note 10:  Property and Equipment

     Property and equipment are stated at cost as follows:

                                                         1995       1994
                                                      year-end   year-end

        Land                                            $  5.8     $ 11.5
        Buildings                                         69.7       77.3
        Leasehold improvements                           189.7      304.0
        Fixtures and equipment                           147.5      230.7
        Property held under capital leases, principally
          buildings                                        9.6        9.6
        Total cost                                       422.3      633.1
        Accumulated depreciation and amortization       (213.3)    (286.1)
        Property and equipment, net                     $209.0     $347.0

     Depreciation and amortization expense for 1995, 1994, and 1993 was $52.1, $56.9, and $54.6, respectively.

     Note 11:  Intangible Assets

                                                 1995                1994
                                               year-end            year-end

     Leasehold rights                            $ 10.1             $ 46.6
     Goodwill                                      34.0               70.1
     Covenant not to compete                       12.0               15.6
     Other                                         15.3               10.2
     Total cost                                    71.4              142.5
     Accumulated amortization                     (21.1)             (46.3)
     Intangible assets, net                      $ 50.3             $ 96.2


     Intangibles are amortized over useful lives ranging from 2 to 30 years. Amortization expense for 1995, 1994, and 1993 was $10.7, $12.7, and $12.5,
     respectively. In 1995 an additional charge of $15.1 was recorded for the accelerated amortization of Zeidler & Zeidler goodwill.

     Note 12:  Pension Plan

     The pension plan covers employees who have met age and service eligibility requirements. Benefits are based on each employee's highest average compensation for any 5 consecutive full calendar years out of the last 15 years of credited service preceding separation. The company funds at least the minimum amount required by funding standards. Currently, the pension plan on an actuarial basis is overfunded and there is no current funding by the company.

     In determining the actuarial present value of projected future benefits for 1995 and 1994, the weighted-average discount rate was 7.0% and 8.75% respectively, and the rate of increase in future compensation levels was 5.65% and 5.2%, respectively. For 1995, 1994, and 1993, the assumed rate of return on assets is 9.5%. Plan assets consist primarily of fixed income and equity securities.

     The plan's funded status is as follows:

                                            1995    1994
                                          year-end    year-end

        Actuarial present value:
         Vested benefit obligation       $ 48.1   $ 33.2
         Nonvested benefit obligation       4.3      5.3
        Accumulated benefit obligation   $ 52.4   $ 38.5

        Projected benefit obligation     $(65.8)  $(44.1)
        Plan assets at market value       118.1     89.2
        Plan assets in excess of projected
          benefit obligation               52.3     45.1
        Unrecognized net asset existing
          at year-end                     (16.5)   (11.7)
        Unrecognized prior service cost     4.2      6.4
        Additional minimum liability       (3.9)    (2.7)
        Pension prepayment recognized in
          the company's balance sheet    $ 36.1   $ 37.1

     Net pension income includes the following components:

                                      1995     1994    1993

    Service cost                    $(1.5)    $(2.4)  $(2.1)
    Interest cost                    (3.7)    (3.8)    (3.8)
    Actual return on assets          30.7     2.5      11.0
    Partial recognition of prior
      period net gain (loss)           .1     (.3)      (.1)
    Net losses (gains) deferred
      to future periods             (22.2)    5.4      (3.9)
    Net pension income              $ 3.4     $ 1.4   $ 1.1


  Note 13:  Employee Benefits

     The company at its discretion provides medical, dental, and life insurance coverage for its employees and retirees. Medical and life insurance expenses were $12.6 in 1995, $11.8 in 1994, and $12.1 in 1993. Dental expenses were $.8 in 1995, $.9 in 1994, and $.8 in 1993.

     The company provides an employee savings plan that permits employees to make contributions in accordance with Internal Revenue Code Section 401(k). Employees who meet age and service requirements are eligible to participate by contributing up to 15% of their pretax compensation. The company matches a portion of the employee's contribution under a predetermined formula based on the company's return on equity. Company contributions to the plan may be remitted to the Trustee in the form of company common stock or cash, which is then used to acquire company common stock on the open market. The company's expense related to the plan was $.2 for 1995, $.3 for 1994, and $.2 for 1993.

     Note 14:  Postretirement Benefits

     The company at its discretion provides a defined dollar benefit health and life plan to its retirees and their eligible spouses. To qualify, an employee must retire at age 55 or later with at least 15 years of credited service under the pension plan. The health care portion of the plan is contributory, with retiree contributions subject to adjustment annually. The life insurance portion of the plan is noncontributory. The company funds, as needed, plan costs in excess of retiree contributions. The company reserves the right to modify or terminate these benefits.

     The plan's funded status is as follows:

                                               1995        1994
                                            year-end    year-end

         Accumulated postretirement
           benefit obligation:
           Retirees                           $ 37.1    $ 31.4
           Fully eligible active plan
              participants                       3.7       3.2
           Other active plan participants        4.1       3.2
           Unrecognized net gain (loss)        (3.7)       2.3
           Prior service cost                   (.1)       (.1)
         Accrued postretirement benefit
           cost                             $  41.1     $ 40.0


         The accrued benefit cost has been classified as liabilities subject to settlement under reorganization proceedings for year-end 1995.

         Net periodic postretirement benefit cost consists of:

                                                     1995        1994

         Service cost                             $     .2     $     .2
         Interest cost                                 3.2          3.1
         Net periodic postretirement benefit
         cost                                     $    3.4     $    3.3



     An increase in the cost of covered health care benefits of 11% for pre-age-
     65 participants and 10% for post-age-65 participants was assumed for fiscal year 1996.  This rate is assumed to decrease gradually to 6% by the year

     2000 and remain at that level thereafter. A 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $2.3 at year-end 1995 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 by $.2. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% and 8.75% at year-end 1995 and 1994, respectively.

     Note 15: Leases

     Most operations are conducted in leased premises. Some of the leases include options for renewal or extension on various terms. For 1995, 1994, and 1993, respectively, minimum rentals for operating leases were $137.6, $140.6, and $129.9; additional percentage rentals based on sales were $3.5, $4.8, and $5.3. Most leases also require the payment of common area expenses and real estate taxes.

     At year-end 1995 future minimum lease payments required under operating leases are $98.7, 1996; $91.8, 1997; $82.6, 1998; $73.5, 1999; $61.5, 2000,
     and $527.1, total.


     Note 16:  Business Segments


                          Net sales                      Operating profit (loss)

                    1995       1994        1993       1995      1994     1993

      Apparel    $  952.3   $  975.8    $   981.6  $ (129.5)  $   7.7  $   37.2
      Footwear      367.9      400.2        394.3      (8.9)     28.7      22.5
                  1,320.2    1,376.0      1,375.9    (138.4)     36.4      59.7
      Corporate
       and other     69.2      100.4         87.0     (87.5)     16.6      (6.6)
      Interest
       expense                                        (25.2)    (20.6)    (20.4)
                 $1,389.4   $1,476.4     $1,462.9  $ (251.1)  $  32.4   $  32.7




                                            Depreciation           Capital
                   Identifiable assets    and amortization       expenditures


                  1995    1994   1993   1995   1994   1993    1995   1994  1993
      Apparel   $362.2  $492.1 $492.3  $36.9  $39.9   $39.1  $11.2  $28.1 $34.5
      Footwear   131.2   155.5  145.5   10.1    9.6     9.8   10.4   14.8  14.2
                 493.4   647.6  637.8   47.0   49.5    48.9   21.6   42.9  48.7
      Corporate
      and other  268.1   246.2  235.3   15.8   20.1    18.2   15.6   18.8  29.7
                $761.5  $893.8 $873.1  $62.8  $69.6   $67.1  $37.2  $61.7 $78.4



      See Note 18 for amounts affecting 1993 operating loss of Corporate and other.

      Note 17: Other Operating

      The $22.3 reported as other operating in the 1994 Consolidated Statement of Income represents the benefit resulting from recovery of countervailing duties.

      Note 18:  Restatement

      Income for 1993 has been restated and reduced by $2.3 ($1.2 after-tax or 6 cents per share) to reflect as annual compensation expense certain amounts payable under a contingent earn-out related to a 1989 business acquisition; such amounts were previously considered as additional purchase price to be reflected upon payment in 1995. In addition, 1993 beginning retained earnings have been reduced by $2.7 to reflect the effect of restatement for years prior to 1993.



                  Report of Ernst & Young LLP, Independent Auditors


          Stockholders and Board of Directors
          Edison Brothers Stores, Inc.

          We have audited the consolidated balance sheets of Edison Brothers Stores, Inc. (the Company and its principal operating subsidiaries in reorganization under Chapter 11 title 11 of the United States Bankruptcy Code since November 3, 1995, see Note 1 to the consolidated financial statements) as of February 3, 1996, and January 28, 1995, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Edison Brothers Stores, Inc. at February 3, 1996, and January 28, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 3, 1996, in conformity with generally accepted accounting principles.

          The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates continuity of the Company's operations and realization of its assets and payment of its liabilities in the ordinary course of business. As described more fully in Note 1, on November 3, 1995, Edison Brothers Stores, Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code and is currently operating its business as a debtor-in-possession under the supervision of the Bankruptcy Court. The Chapter 11 filing was the result of violation of certain debt covenants, recurring operating losses, deterioration of vendor support, and cash flow problems. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to finance operating activities and further reorganize operations are also described in Notes 6 and 7.

          The appropriateness of using the going concern basis is dependent upon, among other things, approval of a plan of reorganization by the Bankruptcy Court, attainment by the Company of profitable future operations, and its ability to generate sufficient cash from operations and other financing sources to support its business activities. As a result of the reorganization proceedings, the Company may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the financial statements referred to above. Further, a plan of reorganization, as finally approved by the Bankruptcy Court, could materially change the amounts currently recorded. The accompanying consolidated financial statements do not reflect further adjustments that might be necessary to the carrying value of assets and the amounts and classification of liabilities or stockholders' equity as a consequence of these bankruptcy proceedings.


                              /s/ Ernst & Young LLP

          St. Louis, MO
          March 14, 1996


          MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

          Management is responsible for the integrity and objectivity of the financial statements and other information included in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles. Information that is not subject to objective determination has been developed based upon management's best judgment.

          The company maintains accounting systems that management believes are sufficient to provide reasonable assurance of reliable financial statements and to maintain accountability for assets. These systems are supported by careful selection and training of qualified personnel. The extent of internal accounting controls implemented must be related to the benefits derived, and the balancing of the cost of controls to the benefits derived requires management's estimates and judgments. In addition, as part of its audit of the company's financial statements, Ernst & Young LLP completed a study and evaluation of selected internal accounting controls to establish a basis for reliance thereon in determining the nature, timing, and extent of audit tests to be applied.

          The Board of Directors has an Audit Committee, which is comprised totally of members of the board who are not employees of the company. The committee meets with the independent auditors, internal auditors, and representatives of management to discuss auditing and financial reporting matters. Both independent auditors and the company's internal auditors meet with the Audit Committee, with and without management representatives present, to discuss the scope and results of their examinations, the quality of financial reporting, and the propriety of management's conduct of the business.
          Management is committed to conducting its business affairs in accordance with the highest ethical standards and in conformity with the law.

                         Management's Discussion and Analysis
                     (Dollars in Millions, except per share data)

          On November 3, 1995, Edison Brothers Stores, Inc. (the company) and 65 of its subsidiaries and affiliates filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The company will continue to conduct business in the ordinary course under the protection of the Bankruptcy Court while a reorganization plan is developed.

          Business The company owns and operates chains of specialty retailing stores located in forty-nine states, Puerto Rico, the Virgin Islands, Mexico, and Canada. The company conducts its principal operations through subsidiaries in two segments: apparel and footwear. Stores within the apparel and footwear segments, with the exception of the Repp Ltd. chain of big-and-tall mens stores, are almost exclusively mall-based and generally range in size from 1,300 to 3,000 square feet. Merchandise is acquired from many vendors and the company is not dependent on any one supplier. Three main distribution centers serve as receiving points for merchandise and coordinate the distribution of shipments to the stores via common or contract carrier. A fourth distribution center in Rome, Georgia, was closed in January 1996. The company also had entertainment operations comprised of predominantly mall-based entertainment centers and free-standing Dave & Buster's restaurant/entertainment complexes. In June 1995 the company spun-off to its shareholders as a separate publicly-held corporation its interest in the subsidiaries that owned and operated the Dave & Buster's complexes. In January 1996 the company sold substantially all of the assets of its mall entertainment division to Namco Cybertainment for approximately $15.0.

          During 1995 the company closed 656 stores. The company has identified another group of stores that will be closed during 1996, and has recorded a charge associated with the closings in the 1995 consolidated financial statements. Store performance will continue to be monitored during 1996 to evaluate the need for further store closings.

          At year-end 1995 the apparel segment operated 1,497 stores in eight chains. Seven chains focus on menswear: J. Riggings, JW/Jeans West, Oaktree, Zeidler & Zeidler, Coda, Repp Ltd., and Phoenix, the company's catalog operation. Each menswear chain targets a specific age group of men, with a different product mix. The womenswear chain, 5-7-9 Shops, primarily market casual wear and accessories to teens and pre-teens. The footwear segment operated 580 stores in three chains at the end of fiscal 1995. The footwear chains are Bakers/Leeds and Precis, which offer popular-priced women's fashion shoes, and Wild Pair, which focuses on advanced shoe fashion for young men and women.

          The company's fiscal year ends on Saturday closest to January 31. References to 1995, 1994 and 1993 are to the 53 weeks ended February 3, 1996, and 52 weeks ended January 28, 1995, and January 29, 1994.

          Financial Condition Cash and short-term investments at year-end 1995 increased $112.6 over year-end 1994 primarily as a result of the deferral of payment of liabilities due to the Chapter 11 filing. Requirements for the payment of debt, accounts payable, and other liabilities that arose prior to the Chapter 11 filing are in most cases stayed while the company is under the protection of the Bankruptcy Court. The company received authorization from the Bankruptcy Court to make a $21.6 principal payment in 1995 on prepetition liabilities. The Bankruptcy Court also has authorized payments of prepetition wages, vacation pay, and up to $6.0 to foreign vendors to aid the company in maintaining the normal flow of merchandise to its stores. The remaining prepetition liabilities of $489.8 have been classified as liabilities subject to settlement under reorganization proceedings in the consolidated balance sheet as of February 3, 1996 (see Note 5 to the consolidated financial statements).

          Merchandise inventories decreased by 21.3% between 1994 and 1995 primarily due to the numerous store closings. The decreases in property and equipment, net, and intangible assets also were related to actual 1995 and identified 1996 store closings as well as the spin-off of Dave & Buster's, the sale of the company's mall entertainment division, and the accelerated amortization of goodwill related to the company's Zeidler & Zeidler operations. These decreases were partially offset by additions to intangibles related to 1995 acquisitions. Capital expenditures for 1995 also decreased 39.7% from 1994. The income tax receivable at the end of 1995 resulted from the significant loss in fiscal 1995 and utilization of net operating loss carrybacks. The company received a $37.6 tax refund in February 1996. The remaining change in other current assets between 1995 and 1994 was due to the establishment of a valuation allowance for deferred taxes. During 1995 the company concluded that it is likely it will not be able to realize its deferred tax assets.

          Capital Resources and Liquidity Subsequent to the Chapter 11 filing the company entered into a loan agreement (the DIP facility) with BankAmerica Business Credit, Inc. under which the company may borrow up to $200.0 to fund ongoing working capital needs. The DIP facility has a sublimit of $150.0, subject to collateral restrictions, for the issuance of letters of credit. The DIP facility contains restrictive covenants including limitations on capital expenditures and restrictions on the payment of dividends. As of February 3, 1996, the company had $56.9 available for borrowing under the DIP facility and $139.6 of cash and investments. The company expects that its cash and investments and the DIP facility will provide it with sufficient liquidity to conduct its operations and pay for merchandise shipments through the course of the Chapter 11 process. At February 3, 1996, the company had utilized $112.6 of the DIP facility to issue letters of credit, but had no significant borrowings outstanding under the DIP facility.

          Cash flow from operations in 1995 increased $35.5 or 71.1% over 1994. The increase was primarily attributable to a $71.0 decrease in inventory in 1995 and $26.7 increase in inventory in 1994, offset by the deterioration in 1995 net income. In 1994 cash flow from operations decreased by $81.1 or 61.9% compared to 1993. The decrease was primarily attributable to a $26.7 increase in inventory in 1994 and a $55.5 decrease in inventory in 1993. The 1993 decrease in inventory resulted primarily from the sale of existing inventories and reductions in merchandise purchases. All of the company's chains reduced inventories during 1993, except J. Riggings and Repp Ltd., which were the only chains with increases in number of stores. In 1994 the company increased inventories in those chains experiencing greater customer demand, such as JW/Jeans West and Bakers/Leeds. At the end of 1995 and 1994, working capital was $341.4 and $140.9, respectively. This increase was due to the increase in cash and investments subsequent to the Chapter 11 filing and the reclassification of prepetition liabilities as liabilities subject to settlement under reorganization proceedings.

          The company expects that cash flow from operations should improve in 1996 as the company continues to close unprofitable stores and closely monitors expenses. During 1996 capital expenditures are expected to be reduced more than 25% versus 1995 levels. The company's focus will be on routine maintenance within existing stores rather than the opening of new stores. Other expected demands on company funds will be for normal seasonal inventory requirements. Cash for capital expenditures and merchandise inventory is expected to come from funds generated from operations, reduced cash requirements while operating under Chapter 11, and existing available cash. The company generally does not expect to borrow under the DIP facility to finance operations during 1996.

          Operating Results Net sales for the fifty-three weeks of fiscal 1995 decreased $87.0 or 5.9% from net sales for the fifty-two weeks of fiscal 1994. Same-store sales (sales reported by stores open throughout both years), excluding the fourth quarter liquidation sales of approximately 500 stores closed by the company and excluding sales of the mall entertainment division which was sold in January 1996, decreased 4.9% during fiscal 1995. Same-store sales were calculated based upon fifty-three weeks for both years. The decline in same-store sales was experienced in both the apparel and footwear segments. The climate in the specialty retail industry deteriorated throughout 1995, resulting in lower sales and the need for higher promotional markdowns. Disruptions in the receipt of merchandise prior to the Chapter 11 filing and during the stabilization period after the filing also contributed to the sales decline. Net sales for 1994 increased by $13.5 or.9% from 1993 levels. Same-store sales had improved in the footwear segment but declined in apparel and entertainment. A lackluster fashion environment prompted reliance on off-price promotions to stimulate sales. Because of favorable interest rates and demand for higher-ticket items, consumers seemed to shift their purchases to electronics and hardgoods.

          Sales for 1996 will be impacted by the closing of numerous stores in 1995 and the projected closings in 1996. Sales in 1995 related to the closed stores were $240.5.

          Cost of goods sold, including occupancy and buying expenses, were 74.4% of sales in 1995 compared to 68.9% and 67.7% of sales in 1994 and 1993, respectively. The increase in 1995 over 1994 was due primarily to higher promotional markdowns needed during the year to stimulate sales. Markdowns as a percentage of sales were 23.6% in 1995 compared to 19.0% in 1994. The level of shrinkage between years remained relatively constant. Cost of goods sold as a percentage of sales in 1994 increased compared to 1993 because of increases in merchandise, occupancy, and buying expenses. The direct cost of merchandise increased and the level of shrinkage was somewhat higher in 1994 compared to 1993. Markdowns in 1994 were consistent with those in 1993. Minimum rent and related common area maintenance charges and the shutdown costs associated with closing the company's St. Louis distribution center also contributed to the increase in 1994 compared to 1993.

          Store operating and administrative expenses were 25.3% of sales in 1995 compared to 24.4% in 1994. The increase occurred in administrative expenses and was due to the benefit in 1994 of nonrecurring items. Store expenses for the total company remained constant between years. Both the apparel and footwear segments had slight increases in store expenses. Store expenses within the entertainment operations decreased as a result of there being only a partial year of results for Dave & Buster's (due to the spin-off) which had significantly higher store expenses as a percentage of sales compared to the company's other operations. Store operating and administrative expenses as a percentage of sales increased from 24.1% in 1993 to 24.4% in 1994. Nearly all of the modest percentage increase in 1994 was in the area of store operating expenses. In 1994 the footwear segment was able to decrease store expenses as a percentage of sales from 1993 levels by tightly controlling costs and increasing sales. However, the improvement in the footwear segment was offset by an increase in store expenses as a percentage of sales in the apparel segment, largely due to declining sales, and by the opening of a new Dave & Buster's unit during first quarter 1994. Administrative costs as a percentage of sales were held constant between 1993 and 1994, with 1994 benefiting somewhat from some nonrecurring items.

          Depreciation and amortization expense in 1995 decreased from 1994 due to the numerous store closings and the write-off of the related fixed assets and intangibles. The increase in 1994 over 1993 was due to increased levels of property and equipment. Higher interest expense in 1995 was attributable to higher interest rates on a larger borrowing base. Interest expense would have been $9.1 higher in 1995, but interest on prepetition obligations after the petition dates was not accrued. Interest income of $0.9 earned on the increased cash balance subsequent to the Chapter 11 filing was offset against reorganization expenses in the 1995 Consolidated Statement of Income. The reduction in interest expense in 1994 from 1993 was attributable to the discontinuance and partial reversal of an accrual for countervailing duties along with greater interest earnings, all partially offset by higher expense on borrowings.

          Restructuring and reorganization expenses in 1995 totaled $167.1 and consisted of $101.6 for early lease termination costs and write-offs of fixtures and equipment, leasehold improvements, and related intangible assets; a $24.7 loss on the sale of the mall entertainment division and an $8.3 reserve to cover the costs associated with the disposal of the remaining operations; $15.1 for the accelerated amortization of Zeidler & Zeidler goodwill; and $17.4 for expenses related to an early retirement program, costs related to the closing of the Rome, Georgia, distribution center, and professional fees incurred as a result of the Chapter 11 filing. Of the total restructuring and reorganization charges, $38.7 were cash, which related primarily to future lease termination payments that are subject to settlement under reorganization proceedings. Non-cash expenses were $128.4. Cash payments of $3.7, primarily for professional fees, were made during 1995.

          During the fourth quarter of 1994 a dispute involving certain countervailing duties on imported footwear, and accrued interest thereon, was resolved in the company's favor. All previous accruals of duties and interest expense were reversed, resulting in a credit to income of $22.3.

          Pretax income of 1995, excluding the restructuring and reorganization expenses, decreased dramatically from 1994 pretax income excluding the benefit resulting from the recovery of countervailing duties. The decrease resulted from lower sales, lower gross margins due to higher markdowns, and higher interest expense. Pretax income for 1994 excluding the special income item decreased 69.1% compared to 1993, primarily due to lower margins and higher store operating expenses. The apparel segment reported significant declines in operating profit. The footwear segment was able to achieve gross margins somewhat above 1993 levels and to improve store expense performance, which contributed to a 28% increase in operating profit from 1993.

          Reorganization expenses will be incurred by the company throughout the Chapter 11 process. In addition, as the company continues to monitor store performance in 1996 and identifies further store closings, additional charges to income may occur. As discussed in Note 1 to the consolidated financial statements, the financial condition of the company raises substantial doubt about its ability to continue as a going concern. However, with the closing of underperforming stores and focused attention on improving merchandising and sales strategies, the company expects that 1996 should yield higher margin percentages and reduced pretax losses.

          On a seasonal average basis the company employed approximately 24,600 people during 1995. Salaries and wages in 1995, 1994, and 1993, were $241.9, $252.6, and $254.4, respectively.

     FIVE YEAR FINANCIAL SUMMARY
     (Dollars in millions, except per share data)

                                 1995   1994      1993     1992    1991

     Stores at the end of the
           year                2,077     2,761     2,866    2,787   2,781
     Net sales               $1,389.4  $1,476.4  $1,462.9 $1,508.8$1,385.3
     Income (loss) from
           continuing
       operations              (222.0)     20.5      20.9     70.4    58.9
     Net income (loss)         (222.0)     20.5      20.9     47.3    58.9
     Total assets               761.5     893.8     873.1    850.2   759.6
     Long-term debt                       173.5     159.2    194.4   119.5
     Common stockholders'
       equity                   140.4     387.2     407.9    415.6   383.4
     Return on common
       stockholders' equity    (84.2)%      5.2%     5.1%    11.8%   16.2%
       Per common share:
         Income (loss) from
           continuing
           operations        $ (10.06) $    .93  $   .95  $   3.24$   2.74
         Net income (loss)     (10.06)      .93      .95      2.18    2.74
         Dividends on common
           stock                  .42      1.24     1.24      1.15    1.06
         Common stockholders'
           equity                6.36     17.58    18.56     18.91   17.76


     See Management s Discussion and Analysis for significant items affecting data comparability among 1993, 1994, and 1995. See Note 18 to the consolidated financial statements for discussion of the restatement of income in 1993. The effect of restatement in 1992 and 1991 was a $.7 (3 cents per share) and a $2.0 (9 cents per share) reduction of income, respectively. Long-term debt has been reclassified to liabilities subject to settlement under reorganization proceedings (see Note 5 to the consolidated financial statments).

     QUARTERLY INFORMATION
     (Dollars in millions, except per share data)

                                     Quarter
                      1st            2nd          3rd           4th
   Fiscal Year
                    13 weeks      13 weeks      13 weeks   14 wks 13 wks
 53 wks   52 wks
                   1995   1994   1995   1994   1995   1994   1995   1994
   1995    1994

Net Sales        $318.1 $326.7 $334.7 $351.0 $319.8 $353.6 $416.8 $445.1
$1,389.4 $1,476.4
Cost of
goods,sold,
occupancy and
buying expenses   218.9  212.9  244.2  241.6  246.4  242.1  323.8  320.7
 1,033.3  1,017.3
Net income (loss)  (6.4)   1.9  (25.7)    .8  (83.3)    .6 (106.6)  17.2
  (222.0)    20.5

Per common share:
Net
income(loss)       (.29)    .09  (1.17)   .03 (3.77)    .03  (4.83)  .78
   (10.06)   .93
Dividends           .31     .31    .11    .31           .31          .31
      .42   1.24

Common stock
market price:
High              15.75   32.13  16.75  29.75 10.25   26.00   4.00 24.63
    16.75  32.13
Low               12.38   28.38  10.25  23.13  2.88   21.50   1.38 12.00
     1.38  12.00

Decrease in net
income
resulting from
restatements:
Net income                  .3            .2            .2
Per common
share                       .01           .02           .01




     Amounts presented for the first three quarters of 1994 differ from amounts originally reported on Form 10-Q because of the restatement discussed in
     Note 18 to the consolidated financial statements.

     Edison Brothers Stores, Inc. common stock is listed on the New York Stock Exchange.

     Transfer Agent and Registrar: Boatmen's Trust Company, St. Louis, MO 63101