Form 10-K, Exhibit 13
period 1997-02-01
EDISON BROTHERS STORES INC
filed 1997-05-01
CIK 31575

ANNUAL REPORT

1996:  The Year in Brief

Edison Brothers Stores Inc. operates apparel and footware stores focused on serving the youth and special-size markets with a selection of quality name brand and private-label merchandise. With more than 1,700 locations and 17,000 employees in the United States, Canada and Puerto Rico, Edison is one of the largest mall-based specialty retailers in North America.


Apparel
1,253 Stores

J. Riggings
Coda
JW/Jeans West
REPP Ltd
Oaktree
Phoenix Big & Tall catalog
Shifty's
5-7-9 Shops

Footwear
490 Stores

Bakers/Leeds
Wild Pair


                          1996               1995
                          (52 weeks)         (53 weeks)

Net sales                 $1,090,400,000     $1,389,400,000
Net loss                    (143,200,000)      (222,000,000)
Net loss per share                 (6.46)            (10.06)
Cash flow from operations     85,500,000         85,400,000

<fn7>

A discussion of results is included in Management's Discussion and Analysis on page 18.

</fn7>

To Our Shareholders,

Edison Brothers' financial performance in 1996 reflected a company in the midst of a dramatic restructuring and repositioning. While sales trends improved during the fourth quarter and our losses narrowed, we have much more to do before our transformation is complete. If all goes as planned, Edison will emerge from Chapter 11 in 1997 having made measurable progress toward becoming a stronger, more focused specialty retailer.

Restructuring Initiatives

Edison took aggressive actions necessary for the survival of the company and began a comprehensive restructuring process immediately after filing for Chapter 11 in November 1995. Our efforts included consolidating our store base and selling our entertainment division to generate an immediate infusion of needed cash.

During the next phase of our turnaround process, we clearly identified the company's strengths and weaknesses, and initiated programs to help us adopt best practices and implement improvements. These initiatives have included:

     Conducting market research for most of our chains.
     Improving merchandise quality and assortments.
     Reducing our emphasis on discount pricing to improve sales and margins. Investing $13 million to upgrade our stores' physical appearance in 1996 and earmarking $16 million for 1997. Giving store staffs more time to
     serve customers by eliminating and   streamlining "backroom" operations.
     Implementing company-wide standards for compensation, scheduling, sales, service, merchandise returns, and more. Developing stronger relationships with our vendors to improve merchandise quality and further streamline our allocation and distribution processes. Reducing overhead and other costs.

These initiatives provide a solid base from which Edison can now execute its strategic business plan - the first the company has produced in a number of years. The plan outlines a focus on two key markets - youth and special size - which fit the company's current profile and offer strong opportunities for growth. This new strategic focus will allow us to continue to build our existing businesses and provide opportunities for carefully targeted expansion.

1996 Performance

Edison Brothers reported a net loss excluding special charges of $32.9 million for the 52 weeks ended February 1, l997, compared to $63.9 million for the 53 weeks of 1995. Including $110.3 million in special charges in 1996 and $167.1 million ($158.1 million after-tax) of special charges in 1995, the full-year net losses were $143.2 million, or $6.46 per share, and $222.0 million, or $10.06 per share, respectively.

Special charges in 1996 included $74.0 million in noncash charges resulting from the recognition of an impairment loss on long-lived assets, principally real estate and intangibles, pursuant to Statement of Financial

Accounting Standards 121. The remaining $36.3 million in special chargers were restructuring and reorganization expenses, primarily reserves for store closings, and legal and consulting fees.

Same-store sales for 1996 declined by 1.9 percent to $1.02 billion from $1.04 billion in 1995. Total sales for 1996 were $1.09 billion compared with $1.39 billion the year before, a decrease of 20.4 percent, reflecting a 23.4 percent decrease in the average number of stores operated by Edison during the period.

Plan of Reorganization

On February 27, 1997, Edison Brothers filed its proposed plan of reorganization with the U.S. Bankruptcy Court. This was followed by the filing of an amended plan and a proposed disclosure statement on March 31, 1997. The plan is designed to provide Edison with a capital structure to support its business strategy and reduce the company's long-term debt level, allowing us to focus our financial resources on improving our operations.

Edison's proposed plan of reorganization would provide unsecured creditors, including suppliers, lenders and factors, with a combination of cash, new corporate debt, equity and other assets representing an estimated payment of 92 cents on the dollar for the approximately $444 million in total unsecured claims. All of Edison's current common stock would be canceled and 10 million shares of new common stock would be distributed to the unsecured creditors. Current shareholders would receive two sets of warrants that would entitle them to purchase a total of approximately 9 percent of the new stock, on a fully diluted basis, at predetermined prices. Edison's proposed plan of reorganization and disclosure statement are subject to further amendment and revisions before approval of the disclosure statement.

Once the disclosure statement is approved, all creditors and shareholders will have an opportunity to review the plan of reorganization and disclosure statement, and vote on the plan. The court will then hold a hearing to determine whether to confirm the plan of reorganization. If it is confirmed, Edison will then emerge from Chapter 11.

Edison has used the Chapter 11 process to rehabilitate its business and lay a strategic foundation for the future. We are encouraged by our results to date, but clearly need to maintain our momentum and make the most of our opportunities if this initial progress is to translate into sustainable success for Edison over the long term.

Sincerely,


/s/Alan Miller
Chairman and President
April 25, 1997


Consolidated Statements of Operations
(Dollars in millions, except per share data)

                                           1996        1995       1994
                                         (52 weeks)  (53 weeks)  (52 weeks)
Net Sales                                $1,090.4    $1,389.4    $1,476.4
Cost of goods sold, occupancy,
and buying expenses                         794.9     1,033.3     1,017.4
Store operating and administrative
expenses                                    281.4       352.1       360.3
Depreciation and amortization                41.2        62.8        69.6
Interest expense, net (excludes contractual
interest of $35.0 in 1996 and $9.1 in 1995)   2.4        25.2        19.0
Restructuring and reorganization
expenses                                     36.3       167.1          -
Impairment of long-lived assets              74.0           -          -
Other operating                                 -            -      (22.3)
                                          1,230.2       1,640.5   1,444.0
Income (Loss) before Income Taxes          (139.8)       (251.1      32.4
Income tax provision (benefit)                3.4         (29.1)     11.9
Net Income (Loss)                        $ (143.2)     $ (222.0) $   20.5
Net Income (Loss) per Common Share       $   (6.46)    $ (10.06) $     .93

<fn8>

See accompanying notes
</fn8>


Consolidated Balance Sheets
(Dollars in millions)
                                         1996        1995
                                         year-end    year-end
Assets

Current Assets:
Cash and cash equivalents                $125.6      $139.6
Investments                                78.5           -
Merchandise inventories                   210.7       250.5
Income tax receivable                       0.8        42.8
Prepaid expenses                            5.0        10.2
Other current assets                        4.8         9.4
Total Current Assets                      425.4       452.5
Assets Held for Sale                       10.9           -
Property and Equipment, net               146.0       209.0
Intangible Assets, net                        -        50.3
Prepaid Pension Expense                    41.3        38.4
Other Assets                               10.2        11.3
Total Assets                             $633.8      $761.5



LIABILITIES AND COMMON STOCKHOLDERS'
 EQUITY (DEFICIT)
Current Liabilities:
Accounts payable                         $  69.2     $ 64.8
Payroll and vacations                       10.7       13.4
Other taxes                                  5.7        6.9
Other current liabilities                   23.1       26.0
Total Current Liabilities                  108.7      111.1
Liabilities Subject to Settlement under
Reorganization Proceedings                 508.3      489.8
Other Liabilities                           18.9       20.2
Common Stockholders' Equity (Deficit):
Common stock, par value $1                   22.2      22.1
Capital in excess of par value               76.9      76.7
Retained earnings (deficit)                (101.6)     41.6
Foreign currency translation adjustment
 and other                                     .4         -
Total Common Stockholders' Equity
(Deficit)                                    (2.1)    140.4
Total Liabilities and Equity
(Deficit)                                  $633.8    $761.5

<fn9>
See accompanying notes
</fn9>


Consolidated Statements of Cash Flows
(Dollars in Millions)

                                         1996        1995        1994
                                         (52 weeks)  (53 weeks)  (52 weeks)

Cash Flows from Operating Activities:

Net income (loss)                        $(143.2)    $(222.0)    $20.5
Adjustments to reconcile net income
(loss) to net cash provided by
Operating activities:
Depreciation and amortization               41.2        62.8      69.6
Provision for deferred income taxes,
net of valuation allowance and
acquisitions                                   -         4.5       8.8
Restructuring and reorganization
expenses                                     11.7       111.3         -
Impairment of long-lived assets              74.0           -         -
Changes in assets and liabilities,
net of effects from acquisitions
and dispositions:
Merchandise inventories                      39.9         71.0    (26.7)
Income tax receivable, prepaid
expenses,and other assets                    49.9        (16.8)   (24.9)
Accounts payable, accrued expenses,
and other liabilities                         5.4         67.7     (5.0)
Other                                         6.6          6.9      7.6
Total Operating Activities                   85.5         85.4     49.9
Cash Flows from Investing Activities:
Payment for companies and assets purchased,
net of cash acquired                          -          (14.1)   (11.8)
Capital expenditures                       (21.9)        (37.2)   (61.7)
Increase in investments                    (78.5)           -         -
Net proceeds from disposal of
subsidiaries                                  -           17.1        -
Other                                        0.8           2.7     (0.9)
Total Investing Activities                 (99.6)        (31.5)   (74.4)
Cash Flows from Financing Activities:
Proceeds from prepetition debt
issuance                                       -          60.0      15.0
Prepetition long-term debt
payments                                       -          (0.1)    (35.7)
Net prepetition short-term debt
borrowings                                     -          11.4      71.1
Net postpetition borrowings
(payments) under short-term credit
facility                                    (0.2)          0.2         -
Dividends on common stock                    -            (9.3)    (27.3)
Other                                          0.3         6.1       1.0
Total Financing Activities                     0.1        68.3      24.1
Effect of exchange rate changes
on cash                                          -        (9.6)     (5.2)
Cash Provided (Used)                          (14.0)    112.6       (5.6)
Beginning cash and cash
equivalents                                   139.6       27.0      32.6
Ending Cash and Cash Equivalents             $125.6    $ 139.6     $27.0
Cash Payments (Receipts) for:
Interest expense                             $  0.4    $  23.9     $20.4
Income taxes                                 $(37.9)   $ (0.7)    $  4.5


<fn10>
See accompanying notes
</fn10>



CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY (DEFICIT)
(Dollars in millions, except per share data)




                                                               Foreign
                                                               Currency
                                         Capital in Retained   translation
                                Common   excess of  earnings   adjustment
                                stock    par value  (deficit)  and other

Balance at Beginning of 1994    $22.0    $75.6      $310.6     ($0.3)
Net income                        -        -        20.5         -
Stock options exercised and
 employee benefit plans           -      1.0          -        0.1
Common stock purchased - 9,000
 shares                           -      (0.1)        -          -
Foreign currency translation
adjustment                        -        -          -        (14.9)
Dividends on common stock
 $1.24 per share                  -        -        (27.3)       -
Balance at End of 1994          22.0     76.5       303.8      (15.1)
Net loss                         -        -        (222.0)      -
Stock options exercised and
employee benefit plans          0.1      0.2          -          -
Spin-off of subsidiary            -        -          -        (30.9)
Foreign currency translation
adjustment                        -        -          -         15.1
Dividends on common stock
 $.42 per share                   -        -        (9.3)        -
Balance at End of 1995          22.1     76.7       41.6         -
Net loss                         -        -        (143.2)      -
Employee benefit plans           0.1      0.2          -          -
Foreign currency translation
adjustment                        -        -          -          0.4
Balance at End of 1996         $22.2    $76.9      ($101.6)     $0.4

<fn11>

See accompanying notes
</fn11>


Notes to Consoldiated Financial Statements
(Dollars im Millions, except per share data)

Note 1: Proceedings under Chapter 11

On November 3, 1995 (the Petition Date), Edison Brothers Stores, Inc. (the Company) and 65 of its subsidiaries and affiliates (the Debtors) filed petitions for relief under Chapter 11 of the United States Bankruptcy Code (Chapter 11) in the United States Bankruptcy Court in Wilmington, Delaware. The Debtors are presently operating their respective businesses as debtors-in-possession. A statutory Creditors' Committee has been appointed in the Chapter 11 cases. In addition, the U.S. Trustee appointed an Equity Committee during the fourth quarter of 1996. The Chapter 11 cases of the Debtors are being jointly administered for procedural purposes only.

Certain foreign subsidiaries were not included in the Chapter 11 filing. The results of their operations and financial position are not material to the consolidated financial statements.

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which principles, except as otherwise disclosed, assume that assets will be realized and liabilities will be discharged in the normal course of business. As a result of the Chapter 11 cases and circumstances relating to this event, including the Company's debt structure, its recurring losses, and current economic conditions, such realization of assets and liquidation of liabilities are subject to significant uncertainty. Additionally, the amounts reported on the consolidated balance sheet could materially change because of the plan of reorganization, since such reported amounts do not give effect to adjustments to the carrying value of the underlying assets or amounts of liabilities that may ultimately result.

In the Chapter 11 cases, substantially all liabilities as of the Petition Date are subject to compromise or other treatment under a plan of reorganization. For financial reporting purposes, those liabilities and obligations whose disposition is dependent on the outcome of the Chapter 11 cases have been segregated and classified as liabilities subject to settlement under reorganization proceedings in the consolidated balance sheets. Generally, actions to enforce or otherwise effect repayment of all pre-Chapter 11 liabilities as well as all pending litigation against the Debtors are stayed while the Debtors continue their business operations as debtors-in-possession. Schedules have been filed by the Debtors with the Bankruptcy Court setting forth the assets and liabilities of the Debtors as of the Petition Date as reflected in the Debtors' accounting records. Differences between amounts reflected in such schedules and claims filed by creditors will be investigated and either amicably resolved or adjudicated. The ultimate amount of and settlement terms for such liabilities are subject to a plan of reorganization and accordingly are not presently determinable.

Under the Bankruptcy Code, the Company may elect to assume or reject real estate leases, employment contracts, personal property leases, service contracts, and other prepetition executory contracts, subject to Bankruptcy Court approval. The liabilities subject to settlement under reorganization proceedings include a provision for the estimated amount that may be claimed by lessors and allowed in connection with the real estate leases. The Company will continue to analyze its executory contracts and may assume or reject additional contracts.

On February 27, 1997, the Debtors filed a proposed Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, which was amended by a subsequent filing on March 31, 1997 (the plan as amended, the "Plan"). On March 31, 1997, the Debtors also filed a Disclosure Statement pursuant to Section 1125 of the Bankruptcy Code. The Court has set a hearing date of May 13, 1997, for consideration of the adequacy of the Debtors' Disclosure Statement. If the Disclosure Statement is approved by the Court, the Company will then solicit acceptances of the Plan for those holders of claims and equity interests entitled to vote thereon under the terms of the Plan. A confirmation hearing will thereafter be held by the Bankruptcy Court to determine whether the Plan satisfies all of the requirements for confirmation specified in Section 1129 of the Bankruptcy Code, among which are that the Plan be: (i) accepted by all impaired classes of claims and equity interests or, if rejected by an impaired class, that the Plan "does not discriminate unfairly" and is "fair and equitable" as to such class;
(ii) feasible; and (iii) in the "best interests of creditors and stockholders that are impaired under the Plan."

The Plan and Disclosure Statement may be subject to further amendment and revisions before the process is completed. As currently drafted, the Plan provides for a distribution to creditors of a combination of cash, new corporate debt, new Company common stock and other assets. General unsecured creditors would receive: (i) a cash payment of $119 (subject to certain adjustments); (ii) ten year, 11% unsecured notes in the principal amount of $100 (with the first three years of interest prefunded and no scheduled principal payments until maturity in 2007); (iii) new common stock of the Company, which would be issued at the time of emergence and replace all existing shares; (iv) title to the Company's headquarters building in downtown St. Louis, which the Company would continue to occupy under the terms of a ten year lease; and (v) excess cash of approximately $43 from the Company's overfunded pension plan. Holders of existing equity interests in the Company would receive a combination of three- and six-year warrants to purchase a total of approximately nine percent of the new common stock.

The Plan will not become effective unless and until certain conditions specified therein have been satisfied or waived. Among these conditions are that: (i) an order confirming the Plan, in form and substance reasonably acceptable to the Debtors and the statutory Creditors' Committee, shall have been signed by the Bankruptcy Court and there shall not be a stay or injunction in effect with respect thereto; (ii) the Debtors shall have at least $25 in cash as of July 5, 1997, after giving effect to the distributions of cash projected to be made under the Plan; (iii) the Debtors shall have credit availability under a working capital credit facility providing the Debtors with working capital sufficient to meet their requirements; and (iv) various other actions, documents and agreements necessary to implement the Plan shall have been effected or executed.

The Company anticipates using fresh start accounting once the Plan is consummated.

Note 2: Description of Business and Summary of Significant Accounting
Policies

Business: The Company owns and operates chains of specialty retailing stores located in 49 states, Puerto Rico, the Virgin Islands, and Canada. The Company conducts its principal operations through subsidiaries in two segments, apparel and footwear.

Consolidation:   The financial statements include the accounts of all
subsidiaries; intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents: Short-term investments with maturities of three months or less at the time of purchase are reported as cash equivalents.

Investments: Investments consist of U.S. government debt securities which mature in less than one year, and are classified as available-for-sale. The amortized cost, which approximates fair value, of these securities is adjusted for amortization of premiums and accretions of discounts to maturity. Amortization, interest and dividends are included in interest income.

Inventories: A portion of the inventories (76%) is determined using the retail method and is based on the lower of cost or market. The other portion (24%) is stated at the lower of cost, mainly average costs, or market, based principally on anticipated realizable values.

Long-Lived Assets:   Depreciation and amortization of property and
equipment and intangible assets are computed principally on a straight-line basis. The Company follows Statement of Financial Accounting Standards 121, "Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121), in evaluating the recoverability of long-lived assets.

Income Taxes: The liability method is used to compute deferred income taxes resulting from temporary differences in the recognition of income and expense items for tax and financial reporting purposes.

Interest Expense:   Interest expense for 1995 and 1994 has been reduced by
interest income of $1.8 (earned prior to the Petition Date), and $1.6, respectively. Interest earned subsequent to the Petition Date of $8.2 in 1996 and $0.9 in 1995 is included in restructuring and reorganization expenses.

Store Opening and Closing Costs:   Store preopening costs are charged
against income as incurred. Closing costs are accrued when the decision is made to close a store.

Earnings Per Share:   Earnings per common share are based on the weighted
average number of shares outstanding (22,185,000 in 1996; 22,070,000 in 1995; and 22,007,000 in 1994). Shares issuable under stock option plans did not have a significant dilutive effect on earnings per common share.

Estimates:   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period. Actual amounts could differ from these estimates.

Reclassifications:   Certain prior-year items have been reclassified to
conform to the current-year presentation.

Fiscal Year:   The Company's fiscal year ends on the Saturday closest to
January 31. References to 1996, 1995, and 1994 are to the 52 weeks ended February 1, 1997, the 53 weeks ended February 3, 1996, and the 52 weeks ended January 28, 1995.

Note 3: Restructuring and Reorganization Expenses

The Company records restructuring and reorganization expenses in accordance with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." Restructuring and reorganization expenses for the fiscal years ended February 1, 1997, and February 3, 1996, respectively, were as follows:

                                                     1996        1995

Estimated costs for store closings                  $13.7      $101.6
Loss on sale of subsidiaries                          0.9        33.0
Accelerated goodwill amortization                       -        15.1
Consulting fees                                      15.4         2.2
Legal fees                                            4.4         1.5
Interest income                                      (8.2)       (0.9)
Other                                                10.1        14.6
Restructuring and reorganization
expenses                                            $36.3      $167.1


During 1996 and 1995, the Company recognized store closing provisions relating to a restructuring plan designed to close unprofitable stores. In 1996, sales and store contribution for stores closed during 1996 were $128.7 and $(2.8). Sales and store contribution recorded in 1995 for the stores closed during 1995 were $177.2 and $(26.1). The Company is continuing to evaluate store operating performance to determine the need for additional store closings.

Store closing costs of $13.7 and $101.6 in 1996 and 1995, respectively, represent a provision to cover early lease termination claims and the write-off of fixtures and equipment, leasehold improvements, and related intangible assets. Charges of $19.2 in 1996 and $59.2 in 1995, representing the net book value of fixed and intangible assets that have been disposed of, have been made to the reserve. Lease termination claims totaling $42.8 and $38.6 at the end of 1996 and 1995, respectively, have been reclassified to liabilities subject to settlement under reorganization proceedings.

In 1995 the Company recorded a $24.7 loss related to the sale of substantially all the assets of its mall entertainment division. In addition, the Company recorded provisions of $0.9 and $8.3 in 1996 and 1995, respectively, to cover the costs associated with the disposal of the remaining operations. The two remaining entertainment locations are expected to close in the fall of 1997.

The Company recorded a $15.1 charge in 1995 for the accelerated amortization of Zeidler & Zeidler goodwill. An evaluation of the carrying value of the goodwill in relation to the operating performance of the underlying business, coupled with store closings in 1995 and provisions for 1996 closings, indicated that such goodwill had declined in value.

The Company incurred consulting and legal fees for bankruptcy activity, restructuring efforts and the plan of reorganization. These professional fees were for services provided to the Company, the Creditors' Committee and the Equity Committee.

Other reorganization expense of $10.1 for 1996 and $14.6 for 1995 represent expenses related to an early retirement program, payroll and severance costs, retention bonuses, liquidator fees and other expenses incurred as a result of the Chapter 11 filing. 1995 expenses also include costs related to the closing of the Company's distribution center in Rome, Georgia.

Of the $203.4 restructuring and reorganization expenses incurred since the petition date, $123.0 were noncash charges. Total cash payments were $20.7 in 1996 and $3.7 in 1995, primarily for professional fees. Charges of $56.0 represent payments to be made in the future, mostly for lease termination claims.

Note 4: Property and Equipment


Property and equipment are recorded at cost as follows:

                                   1996    1995
                                year-end year-end

Land                            $  4.9   $   5.8
Buildings                         24.0      69.7
Leasehold improvements           170.3     189.7
Fixtures and equipment           137.3     147.5
Property held under capital
leases, principally
buildings                          9.6       9.6
Total cost                       346.1     422.3
Accumulated depreciation
and amortization                (200.1)   (213.3)
Property and equipment,
net                             $146.0    $209.0


Depreciation and amortization expense for 1996, 1995, and 1994 was $35.3, $52.1, and $56.9, respectively. In 1996, the Company decided to dispose of specific corporate properties no longer used in the business. The value of the land and buildings of $10.9 has been reclassified to assets held for sale in the consolidated balance sheet.

Effective for fiscal 1996 and in accordance with SFAS 121, the Company reviews long-lived assets, identifiable intangibles and goodwill for impairment whenever events or changes in business circumstances indicate the carrying amount of the assets may not be fully recoverable. The Company generally performs non-discounted cash flow analyses to determine if an impairment exists. If impairment is determined to exist, the related impairment loss is calculated based on the present value of cash flows using discount rates which reflect the inherent risk of the underlying business. Impairment losses on assets to be disposed of (if any) are based on the estimated proceeds to be received less costs of disposal.

In 1996, Apparel and Footwear long-lived assets were compared to current estimates of the associated future cash flows over the average remaining lease terms for the stores within those segments. For those assets determined to be impaired, future cash flows were then discounted at a 14% rate, which the Company believes to be consistent with current business risk. Corporate properties were evaluated based on a review of independent appraisals.

As a result, the $74.0 charge in 1996 represents write-downs of $39.4 for the apparel segment and $34.6 for corporate properties. The write-downs consist of the following:


Assets held for sale (corporate
land and buildings)                      $  4.8
BuildingS                                  21.5
Leasehold improvements and other            2.0
Fixtures and equipment                      3.3
Intangibles                                42.4
Impairment of long-lived assets          $ 74.0




Note 5: Intangible Assets

                                  1995
                                year-end

Leasehold rights                $ 10.1
Goodwill                          34.0
Covenant not to compete           12.0
Other                             15.3
Total                             71.4
Accumulated amortization         (21.1)
Intangible assets, net          $ 50.3


During 1996 the remaining net book value of intangibles of $42.4 was written off and was included in impairment of long-lived assets in the consolidated statements of operations. See Note 4 for discussion of asset impairment adjustments determined in accordance with SFAS 121.

Intangibles are amortized over useful lives ranging from 2 to 30 years. Amortization expense for 1996, 1995, and 1994 was $5.9, $10.7, and $12.7, respectively. In 1995 an additional charge of $15.1 was recorded for the accelerated amortization of Zeidler & Zeidler goodwill and was included in restructuring and reorganization expenses in the consolidated statements of operations.

Note 6: Employee Benefit Plans

The qualified pension plan covers employees who have met age and service eligibility requirements. Benefits are based on each employee's highest average compensation for any 5 consecutive full calendar years out of the last 15 years of credited service preceding separation. The Company funds at least the minimum amount required by funding standards. Currently, the pension plan on an actuarial basis is overfunded and there is no current funding by the Company.

The current qualified plan will be terminated effective May 31, 1997 and a new plan implemented concurrent with the termination. The Company will seek approval from the Pension Benefit Guarantee Corporation in order to terminate the plan. The Company filed a determination letter with the Internal Revenue Service on March 24, 1997 to assess the tax status of the termination. Plan participants have been notified of the termination. Participants currently receiving benefits under the qualified plan will have annuity contracts purchased on their behalf. All participants who are not currently receiving benefits will become fully vested upon plan termination. The participants will have the option to have the net present value of their vested benefits transferred into the new qualified plan, or converted into an annuity contract. The specific terms of the new qualified plan have not yet been finally determined.

In determining the actuarial present value of projected future benefits for 1996 and 1995, the weighted-average discount rate was 7.5% and 7.0%, respectively, and the rate of increase in future compensation levels was 5.65% for both years. For 1996, 1995, and 1994, the assumed rate of return on assets was 9.5%. Plan assets consist primarily of fixed income and equity securities.

The plan's funded status is as follows:

                                1996     1995
                                year-end year-end

Actuarial present value:
Vested benefit obligation       $ 45.8   $ 45.8
Nonvested benefit obligation       3.4      4.2
Accumulated benefit obligation  $ 49.2   $ 50.0

Projected benefit obligation    $(60.0)  $(62.2)
Plan assets at market value      137.9    118.1
Plan assets in excess of
projected benefit obligation      77.9     55.9
Unrecognized net asset          (36.6)    (17.4)
Unrecognized prior service cost     -      (0.1)
Prepaid pension expense         $ 41.3    $38.4



Net pension income includes the following components:

                                1996     1995       1994

Service cost                    $(1.9)   $(1.5)     $(2.0)
Interest cost                    (4.2)    (3.5)      (3.5)
Actual return on assets          24.3     30.7        2.5
Partial recognition of
prior period net gain             0.7       0.7       0.1
Net (gains) losses deferred
to future periods               (14.3)   (22.2)       5.4
Net pension income              $ 4.6     $4.2      $ 2.5



The Company provides supplemental pension benefits under other non-qualified plans which are not funded. The total liability for these plans was $5.5 in 1996 and $4.6 in 1995. Net pension expense for these plans for the years 1996, 1995, and 1994 was $1.1, $1.0, and $1.4, respectively. The non-qualified pension liability is classified as liabilities subject to settlement under reorganization proceedings for 1996 and 1995.

The Company provides an employee savings plan that permits employees to make contributions in accordance with Internal Revenue Code Section 401(k). Employees who meet age and service requirements are eligible to participate by contributing up to 15% of their pretax compensation. The Company matches a portion of the employee's contribution under a predetermined formula based on the Company's return on equity. Company contributions to the plan may be remitted in the form of cash or Company common stock. The Company's expense related to the plan was $.4 for 1996, $.2 for 1995, and $.3 for 1994.

Note 7: Financing Arrangements

The Company and its subsidiary, Edison Brothers Apparel Stores, Inc., as debtors-in-possession, are parties to a Loan Agreement dated effective November 9, 1995, (the DIP Facility) with BankAmerica Business Credit, Inc., as Agent and Lender, under which the Company may borrow up to $200.0, subject to collateral restrictions, to fund ongoing working capital needs. The DIP Facility, which has been approved by the Bankruptcy Court, has a sublimit of $150.0 for the issuance of letters of credit. The DIP Facility is intended to provide the Company with the cash and liquidity to conduct its operations and pay for merchandise shipments at normal levels through the emergence date.

At the Company's option, the Company may borrow under the DIP Facility at the Reference Rate (as defined) plus .25% or at the Eurodollar Rate (as defined) plus 1.5%. The current borrowing rate is 8.5%. The maximum borrowing, up to $200.0, is limited to 50% of the value of eligible inventory (as defined) plus 95% of the amount of cash deposited with the Agent. The Company is required to pay a commitment fee of .375% per annum on the unused portion of the DIP Facility. The DIP Facility contains restrictive covenants including, among other things, a limitation on store closings of 1,100 (as amended), limitations on the incurrence of additional liens and indebtedness, limitations on capital expenditures and the sale of assets, the maintenance of minimum operating earnings (EBITDA) and inventory levels, and a prohibition on paying dividends. At February 1, 1997, the Company was in compliance with the DIP Facility covenants.

The lenders under the DIP Facility have a "super-priority" administrative expense claim against the estate of the Company. The DIP Facility expires on the earlier of November 9, 1997, or the effective date of a reorganization plan that is confirmed by the Bankruptcy Court.

There were no outstanding borrowings at February 1, 1997. As of February 3, 1996, the Company had $.2 outstanding under the DIP Facility. As of February 1, 1997 and February 3, 1996, outstanding letters of credit were $84.5 and $112.6 and available borrowings under the DIP were $41.1 and $56.9, respectively.

Note 8: Liabilities Subject to Settlement Under Reorganization Proceedings

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


                                1996     1995
                                year-end year-end

Long-term senior notes payable  $150.0   $150.0
Notes payable-banks              205.9    205.9
Cash set-off applied to debt      (3.6)    (3.6)
Capital lease obligations         12.4      8.4
Accrued interest payable           4.3      3.5
Deferred debt costs               (4.3)    (6.7)
Postretirement benefit/Pension
accrual                           47.7     45.6
Accounts payable                  36.1     35.9
Lease termination claims          42.8     38.6
Taxes                              6.0      4.3
Other                             11.0      7.9
Liabilities subject to
settlement under
reorganization proceedings      $508.3     $489.8


As a result of the bankruptcy filing, no principal or interest payments will be made on any prepetition debt without Bankruptcy Court approval or until a reorganization plan defining the repayment terms has been approved. Interest on prepetition obligations has generally not been accrued after the Petition Date.

Prior to the bankruptcy filing and certain agreements discussed below, the Company's debt consisted of senior notes held by various institutional lenders amounting to $150.0. The unsecured senior notes, having maturities from 7 to 15 years, were to bear interest at rates of 7.09% to 8.04%. The Company also has outstanding borrowings under a $125.0 revolving credit facility as well as short-term and demand notes under uncommitted bank lines with varying interest rates and maturity dates. In addition, the Company had $8.4 in obligations relating to its Washington, Missouri, distribution center which are characterized as capital leases for financial reporting purposes.

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

As part of the Chapter 11 reorganization process, the Company has attempted to notify all known or potential creditors of the Chapter 11 filing for the purpose of identifying all prepetition claims against the Company. Generally, creditors whose claims arose prior to the Petition Date had until August 1, 1996 ("Bar Date") to file claims or be barred from asserting claims in the future. Claims arising from rejection of executory contracts by the Company on or after July 1, 1996, and claims related to certain other items were permitted to be filed by other dates set by the Bankruptcy Court. Differences between amounts shown by the Debtors and claims filed by creditors are being investigated and will either be amicably resolved or adjudicated. The ultimate amount of and settlement terms for such liabilities are subject to the plan of the reorganization when confirmed, and accordingly are not presently determinable.

Note 9: Postretirement Benefits

The Company at its discretion provides a defined dollar benefit health and life plan to its retirees and their eligible spouses and dependents. To qualify, an employee must retire at age 55 or later with at least 15 years of credited service under the pension plan. The health care portion of the plan is contributory, with retiree contributions subject to adjustment annually. The life insurance portion of the plan is noncontributory. The Company funds, as needed, plan costs in excess of retiree contributions. The Company reserves the right to modify or terminate these benefits.


The plan's funded status is as follows:

                                1996     1995
                                year end year end
Accumulated postretirement
benefit obligation:

Retirees                        $35.7    $37.1
Fully eligible active plan
participants                      1.9      3.7
Other active plan participants    3.3      4.1
Unrecognized net gain (loss)      1.4     (3.7)
Prior service cost               (0.1)    (0.1)
Accrued postretirement benefit
cost                            $42.2    $41.1


The accrued benefit cost was classified as liabilities subject to settlement under reorganization proceedings for year end 1996 and 1995.


Net periodic postretirement benefit cost consists of:

                                1996   1995

Service cost                    $0.2     $0.2
Interest cost                    3.1      3.2
Net periodic postretirement
benefit cost                    $3.3     $3.4


An increase in the cost of covered health care benefits of 9% for pre age 65 participants and 9% for post age 65 participants was assumed for fiscal year 1997. This rate is assumed to decrease gradually to 6% by the year 2003 and remain at that level thereafter. A 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $2.9 at year end 1996 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 by $.3. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 7.0% at year-end 1996 and 1995, respectively.

Note 10: Income Taxes


The provision (benefit) for income taxes consists of:

                                 1996      1995      1994
Current expense (benefit):

Federal                         $ 0.5    $(35.6)    $ 0.4
Foreign                           0.7       0.3       2.6
State and local                   2.5       1.7       0.1
Deferred expense (benefit)      (13.5)    (39.0)      8.8
Deferred tax valuation
allowance                        13.2      43.5         -
Income tax provision(benefit)   $ 3.4    $(29.1)    $11.9


Significant components of the deferred tax liabilities and assets in the consolidated balance sheets are as follows:


                                1996     1995       1994
                              year end  year end   year end

Accelerated depreciation        $ 4.9    $ 9.3      $11.1
Pension income                   15.6     14.9       12.2
Other                             2.6      9.8       21.2
Total deferred tax
liabilities                      23.1     34.0       44.5
Inventory capitalization          5.2      4.8        4.6
Rent expense accruals             6.3      7.7        8.0
Postretirement benefits          16.6     16.1       13.0
Acquisition-related reserves       -       1.3        2.6
Restructuring reserves           17.9     20.6          -
Net operating loss carry
forward                          18.8     13.9          -
Other                            20.0     13.1        22.2
Total deferred tax assets        84.8     77.5        50.4
Less: Deferred tax valuation
allowance                        61.7     43.5          -
Net deferred tax assets         $   -    $   -      $  5.9



During 1996 and 1995 the Company concluded that it is likely it will not be able to realize its deferred tax assets. Accordingly, an allowance against the net deferred tax asset balance of $61.7 and $43.5, respectively, and charges to income tax expense of $13.2 and $43.5, are reflected in the consolidated financial statements.

Reconciliation of federal statutory rates to effective income tax rates:

                                          1996       1995      1994

Federal corporate statutory rate         (35.0%)    (35.0%)    35.0%
State & local income taxes, net of
federal benefit                            0.5%      (0.4%)     3.5%
Goodwill amortization and
write-off                                  4.5%       3.3%         -
Deferred tax valuation allowance          32.4%      17.3%         -
Other                                        -        3.2%     (1.6%)
Income tax provision (benefit)             2.4%     (11.6%)    36.9%



Pretax earnings from foreign subsidiaries were $1.9 in 1996, $0 in 1995, and $8.4 in 1994.

As of year-end 1996 the Company has a net operating loss carryforward for federal income tax purposes of approximately $48.2, which is available to offset future taxable income through 2011. The Company also has a capital loss carryforward for federal income tax purposes of $11.9 which is available to offset future capital gains through 2001. In addition, the Company has an alternative minimum tax credit carryforward of approximately $2.7, which is available to reduce future regular income taxes over an indefinite period. Implementation of the Company's plan of reorganization may significantly reduce the various carryforward items; additionally, a significant change in ownership as a result of the Company's plan of reorganization could limit the use of any remaining carryforwards.



Note 11: Common Stock

                                      1996         1995
                                   Year end       Year end

Shares:

Issued (100,000,000 authorized)    27,554,232   27,554,232
Less held in treasury               5,352,454    5,466,742
Outstanding                        22,201,778   22,087,490
Stockholders of record                  4,000        4,000


The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options generally equals the market price of the underlying stock at the date of grant, no compensation expense is generally recognized.

Because the effect of applying the fair value method under Statement of Financial Accounting Standards 123, "Accounting For Stock Based
Compensation" (SFAS 123) to the Company's stock based awards results in net income and earnings per share that are not materially different from amounts reported under APB 25, pro forma disclosures have been omitted.

The 1986 and 1992 stock option plans authorize the sale of 1.5 and 1.0 million common shares, respectively, to executives and store managers. No options were granted under the 1986 plan subsequent to adoption of the 1992 plan. Options are exercisable over various options terms not exceeding 10 years following the date of grant.

Activity under these plans was as follows:

1996
                                  Number of   Option
                                   Options    price pershare
Outstanding at beginning
of year                            1,108.096   $4.31-27.98
Granted                               -            -
Exercised                             -           -
Canceled                           (478,495)    11.13-27.98
Outstanding at end of year          629,601      4.31-27.98
Shares exercisable at end of
year                                195,391
Shares issues for options
exercised                                 0


1995

Outstanding at beginning of
year                               1,068,231  $16.13-37.35
Granted                            902,080       4.31-27.98
Exercised                             -                 -
Canceled                           (862,215)   11.13-37.25
Outstanding at end of year         1,108,096     4.31-27.98
Shares exercisable at end of
year                               321,153
Shares issues for options
exercised                            0


1994

Outstanding at beginning of
year                                570,521   $11.38-37.25
Granted                             711,700   23.75-29.81
Exercised                           (44,078)  11.38-27.15
Canceled                           (169,912)  11.38-37.25
Outstanding at end of year        1,068,231   16.13-37.25
Shares exercisable at end of
year                               260,091
Shares issues for options
exercised                           44,078


Outstanding stock options under all plans were adjusted on June 29, 1995, as a result of the Dave & Buster's, Inc. spin-off. The number of shares subject to each option was increased by 33.1% and the exercise price was reduced by 24.9%.

During 1995, 175,050 options with exercise prices ranging from $25.38 to $37.25 were canceled and reissued at an exercise price of $14.81.

At February 1, 1997, 1,449,044 shares of common stock were reserved for issuance under the stock option plans.

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

Note 12: Leases

Most operations are conducted in leased premises. Some of the leases include options for renewal or extension on various terms. For 1996, 1995, and 1994, respectively, minimum rentals for operating leases were $101.2, $136.3, and $140.6; additional percentage rentals based on sales were $2.0, $3.5, and $4.8. Most leases also require the payment of common area expenses and real estate taxes.

At year-end 1996 future minimum lease payments required under operating leases are $83.8, 1997; $75.7, 1998; $68.0, 1999; $57.3, 2000; $43.6, 2001;
and $406.1, total.

Note 13: Business Segments:


               Net sales                     Operating profit (loss)
               1996      1995      1994      1995      1995      1994

Apparel        $765.9    $952.3    $975.8    ($44.4)   ($129.5)  $7.7
Footwear        320.7     367.9    400.2     (15.5)    (8.9)     28.7
               1,086.6   1,320.2   1,376.0   (59.9)    (138.4)   36.4
Corporate
& other           3.8      69.2     100.4    (85.8)    (87.5)    16.6
Interest
expense             -        -          -      5.9     (25.2)    (20.6)
               $1,090.4  $1,389.4  $1,476.4  ($139.8)  ($251.1)  $32.4


Identifiable assets      Depreciation and amortization
               1996      1995      1994      1996      1995      1994

Apparel        $259.1    $362.2    $492.1    $28.6     $36.9     $39.9
Footwear       97.8      131.2     155.5     9.4       10.1        9.6
               356.9     493.4     647.6     38.0      47.0       49.5
Corporate
 & other       276.9     268.1     246.2     3.2       15.8       20.1
               $633.8    $761.5    $893.8    $41.2     $62.8     $69.6

</tabel>

                         Capital expenditures

              1996       1995      1994

Apparel        $15.7     $11,2     $28.1
Footwear         5.0      10.4      14.8
                20.7      21.6      42.9
Corporate
& other          1.2      15.6      18.8
               $21.9     $37.2     $61.7


Note 14: Acquisitions and Dispositions

During 1995 the Company made acquisitions for an aggregate cash consideration of $14.1. Assets of $19.9 and liabilities of $5.8 were recorded in connection with the acquisitions. The acquisitions were accounted for by the purchase method, and operating results of the acquired entities have been included in the consolidated financial statements since their respective acquisition dates.

Effective June 29, 1995, the Company distributed all of the outstanding shares of common stock of Dave & Buster's, Inc. owned by the Company to Edison Brothers' stockholders of record as of June 19, 1995. Prior to the distribution, Dave & Buster's had been a majority-owned subsidiary engaged in the ownership and operation of restaurant/entertainment complexes. No gain or loss was recorded as a result of the distribution. The distribution was recorded as a dividend and, accordingly, the Company reduced retained earnings by the net book value distributed. Through the distribution date, Dave & Buster's reported 1995 net income of $1.0. As of June 29, 1995, it had total assets of $49.2 and a net book value of $30.9. For fiscal year 1994, Dave & Buster's reported a net income of $2.4. As part of the transaction, the Company guaranteed certain Dave & Buster's lease obligations. As a February 1, 1997, the Company's only remaining obligation was with respect to one lease containing a $2.8 construction allowance repayment provision. Dave & Buster's has agreed, among other things, to indemnify the Company from loss under the lease guarantees and has granted the Company a subordinated security interest in Dave & Buster's leasehold interests in the guaranteed leases and all real and personal property owned by Dave & Buster's on the date of the agreement. The Company believes it has adequate security against loss under the guarantee.

In January 1996 the Company entered into an agreement to sell substantially all of the assets of its mall entertainment division to Namco Cybertainment. The Company received approval for the sale from the Bankruptcy Court and completed the sale in January 1996. As of the sale date, the entertainment division had total assets of $51.8 and a net book value of $44.9. The Company recorded a loss of $24.7 in 1995 in connection with the sale. The Company intends to dispose of its remaining entertainment operations by September, 1997 and recorded provisions of $.9 in 1996 and $8.3 in 1995 related to the remaining assets to be disposed of. For fiscal years 1996, 1995, and 1994, the mall entertainment division reported a net loss of $.5, $1.8 and $1.8, respectively.

Note 15: Other Operating

The $22.3 reported as other operating in the 1994 Consolidated Statements of Operations represents the benefit resulting from recovery of countervailing duties.

Stockholders and Board of Directors

Edison Brothers Stores, Inc.

We have audited the consolidated balance sheets of Edison Brothers Stores, Inc. (the Company and its principal operating subsidiaries in reorganization under Chapter 11 of the United States Bankruptcy Code since November 3, 1995, see Note 1 to the consolidated financial statements) as of February 1, 1997, and February 3, 1996, and the related consolidated statements of operations, common stockholders' equity (deficit), and cash flows for each of the three years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Edison Brothers Stores, Inc. at February 1, 1997, and February 3, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 1, 1997, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates continuity of the Company's operations and realization of its assets and payment of its liabilities in the ordinary course of business. As described more fully in Note 1, on November 3, 1995, Edison Brothers Stores, Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code and is currently operating its business as a debtor-in-possession under the supervision of the Bankruptcy Court. The Chapter 11 filing was the result of violation of certain debt covenants, recurring operating losses, deterioration of vendor support, and cash flow problems. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to finance operating activities and further reorganize operations are also described in Notes 7 and 3. The appropriateness of using the going concern basis is dependent upon, among other things, approval of a plan of reorganization by the Bankruptcy Court, attainment by the Company of profitable future operations, and its ability to generate sufficient cash from operations and other financing sources to support its business activities. As a result of the reorganization proceedings, the Company may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the financial statements referred to above. Further, a plan of reorganization, as finally approved by the Bankruptcy Court, could materially change the amounts currently recorded. The accompanying consolidated financial statements do not reflect further adjustments that might be necessary to the carrying value of assets and the amounts and classification of liabilities or stockholders' equity (deficit) as a consequence of these bankruptcy proceedings.

As discussed in Note 4, in fiscal 1996, the Company changed its method of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of.

St. Louis, MO
March 14, 1997


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

The Board of Directors has an Audit Committee, which is comprised totally of members of the board who are not employees of the Company. The committee meets with the independent auditors and representatives of management to discuss auditing and financial reporting matters. The independent auditors meet with the Audit Committee, with and without management representatives present, to discuss the scope and results of their examinations, the quality of financial reporting, and the propriety of management's conduct of the business.

Management is committed to conducting its business affairs in accordance with the highest ethical standards and in conformity with the law.


Management's Discussion and Analysis

On November 3, 1995, Edison Brothers Stores, Inc. (the Company) and 65 of its subsidiaries and affiliates filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The Company has continued to conduct business in the ordinary course as a debtor-in-possession under the protection of the Bankruptcy Court. A plan of reorganization has been filed with the Bankruptcy Court, but the plan has not yet been confirmed. For further discussion of the Chapter 11 proceedings, see Note 1 to the consolidated financial statements.

Business: The Company owns and operates chains of specialty retailing stores located in 49 states, Puerto Rico, the Virgin Islands and Canada. Operations in Mexico were closed during 1996, as the Mexican peso devaluation significantly reduced the Company's ability to generate operating income in this market. The Company conducts its principal operations through subsidiaries in two segments: apparel and footwear. Stores within the apparel and footwear segments, with the exception of the REPP Ltd chain of big-and-tall menswear stores, are almost exclusively mall-based and generally range in average size from 1,700 to 3,000 square feet. Merchandise for all segments is acquired from many vendors and the Company is not dependent on any one supplier. Three main distribution centers serve as receiving points for merchandise and coordinate the distribution of shipments to the stores via common or contract carriers. The Company sold substantially all of its remaining entertainment operations in January 1996 but continues to operate two mall-based entertainment centers. The Company intends to dispose of the remaining entertainment operations by September 1997.

During 1996, the Company closed 419 apparel and footwear stores. The Company has identified another group of approximately 75 stores that will be closed during 1997, and has recorded a charge associated with these closings in the 1996 consolidated financial statements. Store performances will continue to be monitored during the remainder of the Chapter 11 process to evaluate the need for further store closings. The Company consolidated its Precis operations with Bakers/Leeds during 1996, eliminating duplicate responsibilities in merchandising and buying operations. In addition, the Zeidler & Zeidler concept was discontinued in 1996, with some desirable mall locations being converted for use by other Company chains.

At year-end 1996, the apparel segment operated 1,253 stores in nine chains. Six chains focus on menswear: JW/Jeans West; J. Riggings; Oaktree; CODA; REPP Ltd; and Phoenix, the Company's catalog operation. Each menswear chain targets a specific age group of men, with a different product mix. The womenswear chain, 5-7-9 Shops, primarily markets casual wear and accessories to teens and preteens. The Company also has two experimental concepts that market to both men and women. Shifty's targets teenagers who want to set trends with fashionable and branded merchandise. Terrasystems provides casual wear and high performance outdoor gear and clothing to young adults. The Company announced in April 1997 that the Terrasystems concept will be phased out during 1997. The footwear segment operated 490 stores in three chains at the end of fiscal 1996. The footwear chains are Bakers/Leeds and Precis, which offers popular- priced women's fashion shoes, and Wild Pair, which focuses on advanced shoe fashion for young men and women.

The Company's fiscal year ends on the Saturday closest to January 31. References to 1996, 1995, and 1994 are to the 52 weeks ended February 1, 1997, the 53 weeks ended February 3, 1996, and the 52 weeks ended January 28, 1995, respectively.

Financial Condition: Cash, cash equivalents and investments at year-end 1996 increased $64.5 over the prior year and included an income tax refund of $37.6 received in February 1996. In addition, continued deferral of principle and interest payments on prepetition debt increased these balances. Consistent with the prior year presentation, prepetition liabilities of $508.3 have been classified as liabilities subject to settlement under reorganization proceedings in the consolidated balance sheet as of February 1, 1997 (see Notes 1 and 8 to the consolidated financial statements).

Merchandise inventories decreased by 15.9% between 1995 and 1996 due to the numerous store closings and tighter inventory control. The decrease in income tax receivable is due to the receipt of the refund discussed above. In 1996, the Company identified $10.9 of corporate properties that it will attempt to sell. These assets have been classified as assets held for sale on the consolidated balance sheets.

The decreases in property and equipment, net and intangible assets, net are primarily due to the recognition of an asset impairment loss of $74.0 for 1996 recorded in accordance with Statements of Financial Accounting Standards 121, "Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121). Specifically, an analysis of the projected cash flows of the apparel segment indicated that certain long-lived assets, principally REPP Ltd goodwill, were impaired. Additionally, independent appraisals of corporate properties identified cases where the carrying value exceeded fair value. Furthermore, property and equipment, net was reduced by store closings. Also, capital expenditures decreased by 41.1% from 1995 to 1996.

Capital Resources and Liquidity: Subsequent to the Chapter 11 filing, the Company entered into a loan agreement (the DIP Facility) with BankAmerica Business Credit, Inc. under which the Company may borrow up to $200.0 subject to collateral restrictions, to fund ongoing working capital needs. The DIP Facility has a sublimit of $150.0 for the issuance of letters of credit. The DIP Facility contains restrictive covenants including limitations on store closings, capital expenditures and restrictions on dividend payments. As of February 1, 1997, the Company had $41.1 available for borrowing under the DIP Facility and $204.1 of cash, cash equivalents and investments. The Company expects that its cash and investments and the DIP Facility will continue to provide it with sufficient liquidity to conduct its operations and pay for merchandise shipments through the course of the Chapter 11 process. At February 1, 1997, the Company had utilized $84.5 of the DIP Facility to issue letters of credit, but had no borrowings outstanding under the DIP Facility.

Total cash and cash equivalents decreased by $14.0 from 1995 to 1996, as a result of excess cash being moved into investments which are not considered cash equivalents. Including the $78.5 increase in investments, cash, cash equivalents and short-term investments increased by $64.5 or 46.2% from 1995 to 1996. This increase compares to a $112.6 increase from 1994 to 1995, which included $60.0 of proceeds from prepetition debt issuance.

Overall cash provided from operating activities remained constant between 1995 and 1996, although the components varied from 1995 to 1996. Merchandise inventories decreased during 1996, but not to the same extent as in 1995, when the Company experienced inventory flow disruptions after the Chapter 11 filing. Cash flow from operations increased in 1996 because of the receipt of the income tax refund. Cash flow from operations in 1995 increased $35.5 or 71.1% over 1994. The increase was primarily attributable to a $71.0 decrease in inventory in 1995 and a $26.7 increase in inventory in 1994, offset by the deterioration in 1995 net income.

Cash flow from operations is expected to decline in 1997 from the 1996 levels, primarily because 1996 operating cash flow included the $37.6 nonrecurring income tax refund. In addition, capital expenditures are expected to increase by 80% from 1996 levels. Over the last two years the Company has focused on eliminating unprofitable stores and conserving cash whenever possible. With updated concepts in chains, such as 5-7-9 Shops "super" stores and REPP Ltd's "showcase" stores, the Company intends to undertake significant remodeling of existing stores. Current business plans anticipate approximately 100 new stores for 1997 that will require new fixtures. In addition, the Company will begin implementation in 1997 of a new "enterprise-wide" information system encompassing merchandising, inventory, financial systems and other areas. Normal seasonal inventory requirements will create additional demands on Company funds. Overall, cash, cash equivalents and investments are expected to be reduced significantly when the Company emerges from Chapter 11 given that a substantial amount of cash is expected to be distributed to the creditors under the plan of reorganization (see Note 8 to the consolidated financial statements).

Operating Results: Net sales for the 52 weeks of fiscal 1996 decreased $299.0 or 21.5% from the 53 weeks of fiscal 1995 attributable in part to the numerous store closings that occurred at the end of 1995 and throughout 1996. The Company averaged approximately 600 or 23.4% fewer stores in operation during 1996 as compared to 1995. Net sales for 1995 decreased by $87.0 or 5.9% from the 52 weeks of fiscal 1994. Same-store sales (sales reported by stores operating for the same periods during both years) were down 1.9% in 1996 from 1995. This compares to a 4.9% decline in same-store sales between 1995 and 1994. The footwear segment experienced a larger decrease in same-store sales during 1996 than the apparel segment.

Cost of goods sold, including occupancy and buying expenses, was 72.9% of sales in 1996, compared with 74.4% and 68.9% in 1995 and 1994, respectively. The improvement from 1995 to 1996 primarily came from reductions in occupancy and buying costs throughout the year. The Company successfully renegotiated approximately 300 leases during 1996, which contributed to the reduction of occupancy and buying costs as a percentage of sales by 1.6%. Reductions of 7% in markdowns were offset by a 7% increase in actual merchandise costs. The increase in cost of goods sold from 1994 to 1995 was due primarily to higher promotional markdowns needed to stimulate sales during 1995. Markdowns as a percentage of sales were 23.6% in 1995 compared to 19.0% in 1994.

Store operating and administrative expenses were 25.8% of sales in 1996, compared to 25.3% in 1995 and 24.4% in 1994. The majority of the 1996 change was due to an 0.8% increase in administrative costs as a percentage of sales, even though total administrative expenses declined 10.4% from 1995 to 1996. Store expenses as a percentage of sales were 0.2% lower than in 1995, as underperforming stores were closed at the end of 1995 and throughout 1996. The increase between 1995 and 1994 was due to the benefit in 1994 of nonrecurring items. Store expenses for the total Company remained constant between 1994 and 1995. Both the apparel and footwear segments had slight increases but store expenses within the entertainment operations decreased as a result of there being only a partial year of results for Dave & Buster's in 1995 (due to the spin-off. See Note 14 to the consolidated financial statements), which had significantly higher store expenses as a percentage of sales compared to the Company's other operations.

Depreciation and amortization has continued to decline since 1994. Reductions have resulted from store closings in both 1995 and 1996. Depreciation and amortization for 1997 should continue to decrease due to the 1996 impairment loss. This decrease is expected to be partially offset by depreciation on capital expenditures planned for 1997.

Interest expense decreased by $22.8 in 1996 from 1995, as no expense was recognized on prepetition liabilities. Higher interest expense in 1995 as compared to 1994 was attributable to higher interest rates on a larger borrowing base. Interest would have been $9.1 higher in 1995 had interest on prepetition obligations after the petition date been accrued. Interest income earned on the Company's cash, cash equivalents and investment balances subsequent to the Chapter 11 filing of $8.2 in 1996 and $0.9 in 1995 was recorded as a credit against restructuring and reorganization expenses in the consolidated statements of operations. Interest expense is expected to increase significantly when the Company emerges from Chapter 11.

Restructuring and reorganization expenses totaling $36.3 for 1996 include $13.7 for early lease termination costs and write-offs of fixtures and equipment, leasehold improvements and related intangible assets: $19.8 for legal and consulting fees; and $11.0 for various other bankruptcy and reorganization related expenses, reduced by $8.2 of interest income. Restructuring and reorganization expenses for 1995 totaled $167.1 and consisted of $101.6 relating to store closings, a $24.7 loss on the sale of the remaining mall entertainment division and an $8.3 reserve to cover the costs associated with the disposal of the remaining units, $15.1 for the accelerated amortization of Zeidler & Zeidler goodwill, and $17.4 for expenses related to an early retirement program, costs related to the closing of the Rome, Georgia distribution center, liquidator fees and other fees and expenses related to bankruptcy and reorganization. Of the $203.4 restructuring and reorganization expense incurred since the petition date, $123.0 were noncash charges. Total cash payments of $20.7 and $3.7 were made in 1996 and 1995, respectively.

In 1996 the Company recorded a charge of $74.0 to recognize the impairment of certain long-lived assets in accordance with SFAS 121. Furniture and fixtures, goodwill and several corporate properties were written down to their fair value. See Note 4 to the consolidated financial statements.

During the fourth quarter of 1994, a dispute involving certain countervailing duties on imported footwear, and accrued interest thereon, was resolved in the Company's favor. All previous accruals of duties and interest expense were reversed, resulting in a credit to income of $22.3.

Pretax income for 1996, excluding restructuring and reorganization expense and charges for impairment of long-lived assets, improved by $54.5 from 1995, primarily due to reductions in depreciation, amortization and interest expense. Pretax income for 1995, excluding the restructuring and reorganization expenses, decreased from 1994 pretax income excluding the benefit resulting from the recovery of countervailing duties. The decrease resulted from lower sales, lower gross margins due to higher markdowns, and higher interest expense.

Reorganization expenses will be incurred by the Company throughout the remainder of the Chapter 11 process. In addition, as the Company continues to monitor store performance in 1997 and identifies further store closings, additional charges to income may occur. As discussed above and in Note 1 to the consolidated financial statements, the financial condition of the Company raises substantial doubt about its ability to continue as a going concern. However, with the closing of underperforming stores and focused attention on improving merchandising and sales strategies, the Company believes it should experience improved results going forward.

Forward-looking statements in this report, in particular statements regarding cash and debt projections, capital expenditures, depreciation, amortization, interest and reorganization expenses, and general expectations, are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve various risks and uncertainties. Factors that could cause actual results to differ materially from the Company's projections include the following:

1. Interest and restructuring and reorganization expenses are dependent upon the timing of emergence from Chapter 11. The plan of reorganization, as and when approved, may result in a different cash and capital structure than currently anticipated.

2. Exit financing secured may carry different terms than those currently anticipated in projections.

3. The number of store closings are subject to change based upon the Company's actual performance and negotiations with landlords.

4. New store assumptions may change depending upon the Company's ability to identify and secure new mall locations. Projected rent expense relating to new stores will be affected by actual leasing arrangements negotiated with landlords.

5. Costs incurred for remodeling and new store fixtures, actual number of stores remodeled, potential acquisitions and success of store remodeling can alter future capital expenditures.

6. The Company's ability to secure the right merchandise, in the proper season, at competitive prices will affect operating results. Market demand fluctuations, in style and product mix, raise the risk of inventory obsolescence.

7. With 70% of its merchandise purchased from foreign vendors, merchandise purchases are subject to fluctuations in currency values, customs duty increases, quota limitations and other foreign developments that could cause a supply disruption.

The Company is also subject to other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission. Results actually achieved thus may differ materially from expected results in these statements.

On a seasonal average basis the Company employed approximately 17,700 people during 1996. Salaries and wages in 1996, 1995 and 1994 were $196.4, $241.9 and $252.6, respectively.


FIVE YEAR FINANCIAL SUMMARY
(Dollars in millions, except per-share data)

                              1996      1995      1994

Stores at the end of the year  1,745     2,077     2,761
Net sales                     $1,090.4  $1,389.4  $1,476.4
Income (loss) from continuing
 operations                     (143.2)   (222.0)     20.5
Net income (loss)               (143.2)   (222.0)     20.5
Total assets                     633.8     761.5     893.8
Long-term debt                      -         -      173.5
Common stockholders' equity
 (deficit)                        (2.1)    140.4     387.2
Per common share:
Income (loss) from continuing
operations                       ($6.46)  ($10.06)    $0.93
Net income (loss)                 (6.46)   (10.06)     0.93
Dividends on common stock              -     0.42       1.24
Common stockholders' equity
 (deficit)                        (0.09)     6.36      17.58



Long-term debt has been reclassed to liabilities subject to settlement under reorganization proceedings in 1996 and 1995 (see Note 8 to the consolidated financial statements).


                                 1993       1992

Stores at the end of the year    2,866     2,787
Net Sales                       $1,462.9  $1,508.8
Income (loss) from continuing
 operations                         20.9      70.4
Net income (loss)                   20.9      47.3
Total assets                       873.1     850.2
Long term debt                     159.2     194.4
Common stockholders'
equity(deficit)                    407.9     415.6
Per common share:
Income (loss) from continuing
operations                         $0.95     $3.24
Net income (loss)                   0.95      2.18
Dividends on common stock           1.24      1.15
Common stockholders' equity
(deficit)                          18.56     18.91


Long term debt has been reclassified to liabilities subject to settlement under reorganization proceedings in 1996 and 1995 (see Note 8 to the consolidated financial statements).

QUARTERLY INFORMATION
(Dollars in millions, except per-share unaudited data)

                                   Quarter
                         1st                 2nd
                         13 weeks            13 weeks
                          1996      1995      1996     1995

Net Sales                $258.1    $318.1    $268.8    $334.7
Cost of goods sold,
occupancy and buying
expenses                 183.7     218.9     207.3     244.2
Net (loss)               (17.7)    (6.4)     (25.2)    (25.7)
Per common share:
Net loss                 (0.80)    (0.29)    (1.14)    (1.17)
Dividends                   -       0.31        -       0.11
Common stock market price:
High                     2.94      15.75     3.88      16.75
Low                      1.31      12.38     1.63      10.25



                                    Quarter

                              3rd                 4th
                           13 weeks         13 wks    14 wks
                         1996      1995      1996      1995

Net Sales                $255.2    $319.8    $308.3    $416.8
Cost of goods sold,
occupancy and buying
expenses                 182.9     246.4     221.0      323.8
Net loss                 (11.5)    (83.3)    (88.8)    (106.6)

Per common share:
Net loss                 (0.52)    (3.77)    (4.00)    (4.83)
Dividends                  -         -         -         -
Common stock market price:
High                     1.81      10.25     2.19      4.00
Low                      1.06      2.88      1.06      1.38


                                      Fiscal Year
                                      1996     1995

Net Sales                          $1,090.4  $1,389.4
Cost of goods sold, occupancy
and buying expenses                  794.9    1,033.3
Net loss                            (143.2)    (222.0)

Per common share:
Net loss                              (6.46)    (10.06)
Dividends                               -         0.42

Common stock market price:
High                                   3.88      16.75
Low                                    1.06       1.38


The company recorded charges of $74.0 relating to the impairment of long lived assets during the fourth quarter of 1996. Fourth quarter 1995 results include charges of $97.8, primarily related to store closing reserves and reorganization expenses.

Board of Directors

Alan Miller - Chairman, President and CEO
Bart A. Brown, Jr.- President and CEO,  Main Street and Main
David B. Cooper, Jr. - Executive Vice President and Chief Financial Officer Julian I. Edison
Jane Evans - President and Chief Operating Officer, Smart TV
Richard C. Marcus - InterSolve Group, Director
Karl W. Michner - Senior Executive Vice President
Alan A. Sachs - Executive Vice President, General Counsel and Secretary Craig D. Schnuck - Chairman and CEO, Schnuck Markets, Inc.

Corporate Headquarters
Edison Brothers Stores Inc.
501 N. Broadway
St.Louis, Missouri 63102
(314) 331-6000

Transfer Agent and Registrar
Boatmen's Trust Company
510 Locust St.
St.Louis, Missouri 63101

Independent Auditors
Ernst & Young LLP
St.Louis, Missouri

Common Stock
The common stock of Edison Brothers Stores Inc. is listed and traded on the New York Stock Exchange under the trading symbol "EBS".

Information Requests

To obtain copies of Edison Brothers' news releases, sales releases and financial reports (including form 10-K), please call (314) 331-5555. Additional queries may be directed to Shareholder Relations at the Company's corporate headquarters address listed above.