Form 10-K, Exhibit 13
period 1998-01-31
EDISON BROTHERS STORES INC
filed 1998-05-07
CIK 31575

Edison Brothers Stores Inc. operates apparel and footwear stores serving the young, young-minded and special-size markets with a focused selection of quality private-label and name-brand merchandise. With nearly 1,600 stores and 14,000 associates in the United States, Canada, Puerto Rico and the Virgin Islands, Edison is one of the largest specialty retailers in North America.

     1997 was a most difficult year for Edison. After filing for bankruptcy Nov. 3, 1995, and spending 22 months under Chapter 11 protection, Edison emerged on Sept. 26, 1997. The company closed 140 stores in 1997, bringing the number of closed stores to more than 1,000 since the bankruptcy filing. Sales continued to be disappointing with store-for-store sales declining 2 percent. The net loss for the year was $62.3 million.

     Shoes
     449 stores

     Bakers *
     Wild Pair
     *Some stores operate under the LeedsR name.

     Juniors
     260 stores

     5-7-9

     Men's
     880 stores

     J. Riggings
     JW
     Coda
     Oaktree
     REPP Ltd.

     Merchandise Mix
     Shoes          31%
     Juniors   14
     Men's          55





     Operating Results

                       1997           1996           1995
     Net sales         $949,900,000   $1,090,400,000 $1,389,400,000
     Net loss          (62,300,000)   (143,200,000)   (222,000,000)
     Number of stores year-end 1,605          1,743           2,077
     Number of employees      14,600           17,700        24,600

     <fn2>
     A discussion of results is included in Management's Discussion and Analysis in the back of this book.
     1997 represents the combined results for the 17 weeks ended Jan.
     31, 1998, and the 35 weeks ended Oct. 4, 1997.

     </fn2>

     Dear Shareholders and Fellow Employees:

     As our company enters its 76th year of serving customers, its clear we've come to a crossroads. In this letter, I will describe our chosen path and how we can measure our progress, financially and otherwise.

     We have a good foundation to build upon -- a salute to the contributions of 50,000 associates who have worked for the corporation since the first Chandlers shoe store opened in Atlanta. Our chains have solid identities you can read about in the following pages. We have mall locations among the best in the industry. The company has a team of seasoned associates who can contribute to the growth of this company. And, most important, almost half a million customers are coming into our stores every week -- I spend 15 to 20 hours a week meeting some of them in locations across the country.

     But we won't get anywhere without significant changes -- changes in the way we do business and in the corporate culture. Right now, our goal is progress, not perfection. We are starting to make progress with a sense of urgency and deliberateness because the past -- the recent past -- is grim. In combined 1997, Edison lost $62.3 million, on a comparable-store sales decline of 2.0 percent, which accelerated to 2.5 percent in the fourth quarter.

     Looking back, we see a company that put into place a service superstructure designed to purchase or incubate and then fund interesting retail concepts, each of which developed its own specific support services. For a glorious few years, it worked. But the complex lattice was too inflexible to respond to industry changes such as shifting international sources of merchandise. It was too flimsy to shore up crumbling chain performance. And it is too costly.



     To correct these problems, we've refocused Edison as a group of retail chains similar enough to share support services. Yet each has well-defined customer segments served by excellent merchandising. To begin achieving this concept, we have three objectives for 1998:

     1. Improve the merchandise content in each chain. Our model for future merchandising success in each business is three-pronged. First, establish a sizable platform of fashion basics such as khaki pants, T-shirts or branded sneakers. Currently a very small part of our business, fashion basics should provide 15 percent to 25 percent of the volume. Second, layer on top a key-item component -- possibly sweater vests, carpenter jeans or hooded polar fleece jackets. Our goal is for key items to make up about 2 percent to 5 percent of our business. Third, provide more interesting, imaginative merchandise to a broader range of customers. This means better selection of colors and fabrics. We cannot continue to pursue fringe ideas or cater to fringe customers. Our stores are not yet destination stores, and we must appeal to the large audience of mall traffic.

     An important component we have put into place is the Edison Merchandising Committee, chaired by Karl Michner, whose role is to institutionalize the trend merchandising process. As further help, we are deep in the process of reformulating the buyers' roles, to ensure that these critical three dozen executives -- our path to the customer's soul -- have clear support for their jobs and understand how best to achieve the sales, margin and turnover objectives.

     2. Build strong alliances with quality suppliers worldwide, including key brands. Currently, Edison buys merchandise from almost 600 sources in more than 75 countries. Our objective is to have far fewer relationships and more domestic suppliers so that we can focus on improved quality, shorter lead times and faster reordering of quick-selling goods. We are working now to determine the most appropriate avenues for our importing activities, with the goal of improving our ability to count on a timely flow of quality merchandise. Peter Hirschhorn and Alison Talbot -- our only two senior executives based outside St. Louis -- run our foreign offices.

     Domestically, Edison needs to increase branded content by 10 to 20 percentage points. Our faster businesses -- especially 5-7-9, Coda, JW and J. Riggings -- require quicker turnaround time for fresh merchandise, and the brands are best at that. Our chains will continue to develop deeper and more meaningful partnerships with such companies as Levi's and Levi Dockers, Fubu, Steve Madden Ltd., DKNY, Skechers, Mecca, Mia, Paris Blues, Mudd, Enyce, Lugz and Pivot Rules.

     3. Centralize, simplify and cut costs in half. Edison must significantly sharpen the performance of its departments and cut costs by about half. We are centralizing and simplifying our support services. In stores, we have tapped Tim Brannon to consolidate what were five separate store organizations into one. Marketing -- previously confined to sales promotions -- has similarly been consolidated under Kim Richmond. In our administrative functions, we are fortunate to have attracted Jack



     Burtelow as Chief Administrative Officer and Chief Financial Officer. He has started to build a core financial team under the leadership of Tom McCain; improve our information systems and reports working with Larry Pyles; and speed our logistics pipeline with the help of George Spreiser. Mark Brown leads our efforts to secure great mall locations at attractive rents. Our legal department is headed by Alan Sachs. Reporting to me are two critical administrative functions: human resources under Lee Johnson and planning and allocation under Denise Parker.

     Further, to simplify the company and concentrate on fewer, bigger items, we have closed or will exit several businesses including Precis, Terrasystems, Shifty's and Oaktree.

     As I write this in my 10th week of service, let me describe how I see our company in a few years. I see a customer-driven, merchandising intensive company. I see as close to a _virtual company_ as possible, with strong merchants helping us compete nimbly in a land of giants. I see a bias toward outsourcing, so that we can be financially flexible. I see a fun place to work, a cool place to shop, and fashion leadership in enough places with enough frequency to keep us fun and cool. We will be a strong factor in Internet marketing -- because 30 percent of our customers use the Net more than five hours a week. We want some of their time -- and money. Finally, I see a handsomely profitable company experiencing solid comparable-store growth consistently in the high single digits and earning an above-average return on your investment. I say _finally_ because these will be the natural results of our efforts; already, however, what I have labeled final is top-of-mind in our offices and stores every day.

     The vision won't become a reality without the chain presidents -- Paul Eisen, Mike Fine, John Oehler, Steve Thomas and Carol Williams. Through their partnership, leadership and friendship, we will achieve our collective but very personal goal: creating stores where our children and friends are eager to shop and that competitors are eager to shop.

     Sincerely,

     /s/Lawrence E. Honig
     Chairman and CEO

     The lifeblood of Edison is its customers. How do we maintain their loyalty?
     Hear what they say,
     watch what they do,
     learn what they want,
     and deliver fashion they make their own, with service they can count on, in stores they can make their favorites ...

     5-7-9
     Number of stores: 260
     Number of field associates: 2,100

     Walk into 5-7-9 to check out what's cool! The chain offers midpriced trendy sportswear and dresses for girls 11 to 16 years



     old. As size specialists, the chain is becoming a destination for fashion looks. In 1997, it was successful in categories where it had a strong position such as fashion denim. Similar stances are being taken in basic items like tees and tanks, and going forward, 5-7-9 plans to become the place to find the cool item it wants to stand for in each category.
     The 5-7-9 target customer looks to 5-7-9 for those fashion ideas. She comes into the store with her friends while they're hanging out at the mall. She values what her friends think but wants to maintain her own identity and opinions. She wants to be cool.

     _I love your store. ... It's always the first shop on my list, and I only shop at malls that have a 5-7-9!_ -- Jackie, Ohio

     Bakers
     Number of stores: 291
     Number of field associates: 3,200

     Bakers offers moderately priced, updated casual sport and dress footwear with work-to-weekend flexibility for adventuresome young women. From Bakers_-label tailored shoes to No Parking athletic-inspired styles, Bakers' target customer can find what she needs to complete her shoe wardrobe. And, she'll find all these styles and a selection of national brands in a new, sophisticated store design that's just her speed with an open feel created by light wood, matte metal fixtures and glass.
     The Bakers target customer wants sensible fashion. She'll shop at Bakers primarily during two phases of her life: as a high-school and college student with a fast-paced lifestyle who likes affordable hipness; and as a young woman with professional and social fashion needs as she concentrates on her career, family or both.

      _I love your store! I love your shoes!_ -- Emily, Pennsylvania

     Wild Pair
     Number of stores: 155
     Number of field associates: 1,390

     Trend-setters check out Wild Pair for casual shoes. To attract these fashion-forward customers, in 1997 Wild Pair introduced three brands: Skechers, Robert Wayne and London Underground, each supported by special marketing programs and in-store fixtures. Customers can also find private-label merchandise with fresh materials, new textures and exciting visual and sole treatments. Attitude and a full-on approach to fashion make the Wild Pair customer a more aggressive shopper. The chain's target customers, women and men ages 17 to 25, could be single, independent club-hoppers who always buy the latest trends or fashion leaders who like brand names and are influenced by styles in music videos.

     _Good service, GREAT shoes._ -- Kalilah, Florida

     JW
     Number of stores: 297
     Number of field associates: 2,140

     Image is everything for JW's target customer. JW attracts and keeps him with the Results label, a chain exclusive. Going into



     1998, a new palette of intense colors such as true red will appeal to the customers' visual orientation. Treatments like zipper tags, patches and logos pull together the denim pieces to create the coordinated look the JW target customer prefers.
     He wants his outfits to _hook up,_ where the pieces match each other by fabric, color and detail treatment -- to the point of coordinating his shoes with his casual outfit. He shops a lot, likes music and always has plans for the weekend.

     _The good music makes JW an enjoyable place to shop, and the excellent threads don't hurt either._ -- Rory, Hawaii

     Coda
     Number of stores: 29
     Number of field associates: 285

     Coda's potential for growth is promising because through a refocused merchandise mix it answers the urban-minded customer's desire for top brands. Coda gives its customers labels like Fubu, DKNY, Mecca, Enyce, Lugz, Kani and Pure Playaz.

     Oaktree
     Number of stores: 66
     Number of field associates: 590

     Fashion leaders have looked to Oaktree for contemporary, European-inspired looks since the chain's debut in 1976. The chain offers club and dress wear looks to customers who set the trend rather than follow it. Oaktree is being phased out during 1998, and its stores are being converted to Coda.

     J. Riggings
     Number of stores: 312
     Number of field associates: 2,580

     J. Riggings meets its target customers' needs with updated, traditional merchandise at a value price. The chain offers a tightly edited selection of weekend casual, and sportswear and jackets for dress and dressy casual. Quality standards have been raised in all areas including construction, fabric weight and stitching -- to the point that each item in each department must earn J. Riggings' _Best Quality_ Stamp of Approval.
     The fashion-forward young professional, on average 24 years old, single, in his first job out of school and living in an apartment, is J. Riggings' target customer. Working hard and playing hard define his life. His active lifestyle means he's athletic, social and fashion-aware. He's a shopper who understands value and quality.

     _I love the selection of sport, casual and businesswear._ --
     Fernando, Minnesota


     REPP
     Number of stores: 176
     Number of field associates: 1,000

     REPP Ltd. operates on the philosophy that size shouldn't compromise style for the big and tall man. REPP offers moderately



     priced, traditional sportswear and dressy casual clothing with the goal of becoming the top-of-mind resource for everything big and tall men need to look and feel their best.
     REPP meets its customers' lifestyle needs with resources such as the _Big and Tall Man's Survival Guide,_ direct mail pieces and personal phone calls. REPP features the REPP Classic label for the mature customer who's concerned with comfort more than fashion, Canyon Ridge_ for the weekend customer, REPP Ltd. label for the business casual customer and Ferracci for the fashion customer.
     REPP's target customers are over 6 feet tall, have more than a 40-inch waist, or both. They are generally salaried, 30 or more years old and most dress conservatively.

     _I had no idea what I was doing. ... Your salesperson took charge and fixed me up perfectly._ -- Tom, Florida


     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     (Dollars in Millions)


     On November 3, 1995, Edison Brothers Stores, Inc. (the Company) and 65 of its subsidiaries filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. An Amended Joint Plan of Reorganization (the Plan) was confirmed by the Bankruptcy Court on September 9, 1997. The Company emerged from Chapter 11 on September 26, 1997. During the period from November 3, 1995, through September 26, 1997, the Company conducted business as debtor-in-possession. For financial reporting purposes, the effective date of the Company's emergence from bankruptcy is considered to be the close of business on October 4, 1997. For further discussion of the reorganization and restructuring, see Notes 3 and 4 to the consolidated financial statements.

     BUSINESS

     The Company owns and operates chains of specialty retailing stores located in forty-seven states, the District of Columbia, Puerto Rico, the Virgin Islands and Canada. The Company conducts its principal operations through subsidiaries in two segments: apparel and footwear. Stores within the apparel and footwear segments, with the exception of the Repp Ltd. chain of big-and-tall menswear stores, are almost exclusively mall-based and generally range in size from 1,200 to 3,000 square feet. Merchandise for all segments is acquired from many vendors and the Company is not dependent on any one supplier. Three main distribution centers serve as receiving points for merchandise and coordinate the distribution of shipments to the stores via common or contract carriers. In 1997, the Company closed its two remaining mall-based entertainment centers and completed the phase out of its Terrasystems concept. The Company announced in January 1998 that the Shifty's chain will be phased out during 1998.

     During 1997, the Company closed 200 apparel and footwear stores.
      The Company has identified another group of approximately 44 stores that may be closed during 1998, and has recorded a charge



     associated with these closings in the 1997 consolidated financial statements.

     At year-end 1997, the apparel segment operated 1,156 stores in five chains. Four chains focus on menswear: JW Group (including JW, Oaktree and Coda), J. Riggings, Repp Ltd. and Phoenix, the Company's catalog operations. Each menswear chain targets a specific age group of men, with a different product mix. The womenswear chain, 5-7-9 Shops, primarily markets casual wear and accessories to teens and preteens. The footwear segment operated 449 stores in two chains at January 31, 1998. The footwear chains are Bakers/Leeds, which offers popular-priced women's fashion shoes, and Wild Pair, which focuses on advanced shoe fashion for young men and women.

     The Company experiences peak selling periods, such as Easter (early spring), back-to-school (July to August), and Christmas (Thanksgiving to Christmas), with the Christmas selling season accounting for a significant portion of the full year sales (13.8% for Combined 1997).

     RESULTS OF OPERATIONS

     Net retail sales of $336.1 and $613.8 for the 17 weeks ended January 31, 1998, and 35 weeks ended October 4, 1997 (_Combined 1997_), respectively, were on a combined basis $140.5 or 12.9% less than net retail sales for the 52 weeks ended February 1, 1997 (_1996_) due to the numerous store closings that occurred at the end of 1996 and during 1997 as well as a 2% reduction in same-store sales. During Combined 1997, the apparel segment experienced a 2.8% decrease in same-store sales. The footwear segment's same-store sales were flat for the year. Compared to 1996, the Company averaged approximately 127 or 7.0% fewer stores in operation during Combined 1997. Net sales for 1996 decreased by $299.0 or 21.5% from the 53 weeks ended February 3, 1996 (_1995_). Same-store sales declined 1.9% between 1996 and 1995.

     Cost of goods sold, including occupancy and buying expenses, as a percentage of sales were 73.0% for the 17 weeks ended January 31, 1998, 70.9% for the 35 weeks ended October 4, 1997, and 71.6% in Combined 1997, compared with 72.6% and 74.0% in 1996 and 1995, respectively. The improvement from 1996 to Combined 1997 primarily came from the reduction of occupancy expense due to the closing of unprofitable stores and savings in occupancy throughout 1997 due to rent renegotiations in 1996. The decrease in cost of goods sold from 1995 to 1996 was due primarily to the Company successfully renegotiating approximately 300 leases, which reduced occupancy and buying costs as a percentage of sales by 1.6%.


     Store operating and administrative expenses were 24.5% and 28.4% of sales for the 17 weeks ended January 31, 1998, and 35 weeks ended October 4, 1997, respectively, and 27.0% of sales in Combined 1997, compared to 25.3% in 1996 and 24.7% in 1995. The increase in expense as a percentage of sales from 1996 to Combined 1997 was attributable to the 12.9% decrease in sales from 1996 to Combined 1997 and an increase in store payroll expense. The increase in expense as a percentage of sales from



     1995 to 1996 was attributable to the 21.5% decrease in sales offset by a decrease in store operating expenses in 1996 as underperforming stores were closed at the end of 1995 and throughout 1996. Expenses as a percentage of sales in 1995 were higher as a result of there being a partial year of results for Dave & Buster's, which was spun-off in June 1995. Dave & Buster's had significantly higher store expenses as a percentage of sales compared to the Company's other operations.

     Depreciation and amortization expense of $12.0 and $20.5 for the 17 weeks ended January 31, 1998, and 35 weeks ended October 4, 1997, respectively, was on a combined basis $8.7 million less than 1996. Depreciation and amortization expense for Combined 1997 decreased due to store closing and the Combined 1997 and 1996 provisions made for asset impairments as required by SFAS No. 121. This decrease was partially offset by depreciation on the $41 in capital expenditures incurred in 1997 and amortization of the reorganization value in excess identifiable assets and favorable lease rights recorded in the Company's adoption of Fresh Start Accounting. Depreciation and amortization expense decreased $21.6 between 1995 and 1996 due to the closing of 419 stores in 1996.

     Interest expense of $4.9 and $4.3 for the 17 weeks ended
     January 31, 1998, and 35 weeks ended October 4, 1997, respectively, was on a combined basis $6.8 more than 1996, as interest expense was not recognized on prepetition liabilities prior to emergence. Interest expense would have been $9.1 higher in 1995, if interest on prepetition obligations had been accrued.
      Interest income earned on the Company's cash and investment balances subsequent to the Chapter 11 filing of $5.9, $8.2 and $0.9 for the 35 weeks ended October 4, 1997, and the fiscal years 1996 and 1995, respectively, was recorded as a credit to restructuring and reorganization expenses in the consolidated statements of operations.

     Restructuring and reorganization expenses for the 35 weeks ended October 4, 1997, totaled $44.7, including $5.4 for early lease termination costs and write-offs of fixtures and equipment, leasehold improvements and related intangible assets, $19.2 for legal and consulting fees, $15.8 for severance and related benefits, and $10.2 for various other bankruptcy and reorganization related expenses, reduced by $5.9 of interest income. Restructuring and reorganization expenses totaled $36.3 for 1996, including $13.7 for early lease termination costs and write-offs of fixtures and equipment, leasehold improvements and related intangible assets, $19.8 for legal and consulting fees, and $11.0 for various other bankruptcy and reorganization related expenses, reduced by $8.2 of interest income. Of the $248.1 in restructuring and reorganization expense incurred since the petition date, $126.3 were noncash charges. Total cash payments of $19.1, $20.7 and $3.7 were made in 1997, 1996 and 1995, respectively.

     The Company recorded charges of $2.1 for the 17 weeks ended
     January 31, 1998, $2.5 for the 35 weeks ended October 4, 1997, and $74.0 for 1996, to recognize the impairment of certain long-lived assets in accordance with SFAS 121. Furniture and fixtures, goodwill and several corporate properties were written



     down to their fair market value. See Note 7 to the consolidated financial statements.

     The efficient operation of the Company's business is dependent in part on its computer software programs and operating systems (collectively, _Programs and Systems_). These Programs and Systems are used in several key areas of the Company's business, including merchandise purchasing, inventory management, pricing, sales, distribution and financial reporting, as well as in various administrative functions. The Company has been evaluating its Programs and Systems to identify potential _Year 2000_ compliance problems. These actions are necessary to ensure that the Programs and Systems will recognize and process the year 2000 and beyond. It is anticipated that modification or replacement of most of the Company's Programs and Systems will be necessary to make such Programs and Systems _Year 2000_ compliant. The Company is also communicating with suppliers, financial institutions and others to coordinate year 2000 conversion.

     Based on present information, the Company believes that it will be able to achieve such _Year 2000_ compliance through a combination of modification of some existing Programs and Systems, and the replacement of other Programs and Systems with new Programs and Systems that are already _Year 2000_ compliant.
      However, no assurance can be given that these efforts will be successful. The Company expects that the remediation expenses and capitalized costs for the installation of new software systems with achieving _Year 2000_ compliance will have a material effect on its financial results in 1998 and 1999. Remediation expenses for 1998 are estimated to be $9.5 and 1999 expenses are estimated to be $2.9. The Company estimates that capitalized costs associated with the installation of new software systems will be $8.0 in the aggregate for 1998 and 1999.


     FINANCIAL CONDITION

     Cash, cash equivalents and investments at year-end 1997 decreased $145.9 from the prior year. This reduction was primarily due to the cash payments made pursuant to the Plan. As part of the Funding Escrow Agreement (see Note 12), the Company deposited $17.6 in the escrow account and reclassified $10.4 of assets held for sale to assets held for the escrow account. The balance of the escrow account and the assets held for sale included in the consolidated balance sheet as of January 31, 1998, was $21.5.

     Merchandise inventories decreased by 20.3% between 1996 and 1997 due to the numerous store closings, tighter inventory controls in JW and J. Riggings, and the liquidation of seasonal merchandise in season by various chains.

     The decrease in property and equipment, net is due to the Company's transfer of title to the Corporate Headquarters Building to the creditors, pursuant to the Plan, the recognition of asset impairment losses in accordance with SFAS 121 and 202 fewer stores in operation. Intangible assets, net increased due to impairments recorded in 1996, net of the impact of fresh start adjustments. Additionally, the Company recorded $29.4 in



     Reorganization Value in Excess of Identifiable Assets based on Fresh Start Accounting upon emergence from bankruptcy. Capital expenditures of $13.8 and $27.2 for the 17 weeks ended
     January 31, 1998, and 35 weeks ended October 4, 1997, respectively, were on a combined basis $19.1 greater than 1996. This increase was principally related to information systems development projects.

     CAPITAL RESOURCES AND LIQUIDITY

     Upon emergence from Chapter 11, the Company entered into a Loan Agreement (_Credit Facility_) under which the Company may borrow up to $200 to fund ongoing working capital needs. The Credit Facility has a sublimit of $150 for the issuance of letters of credit. The Credit Facility is secured by liens on inventory and other assets, and contains restrictive covenants including limitations, among other things, on store closings, additional liens and indebtedness, restrictions on dividend payments and minimum net worth requirement. As of January 31, 1998, the Company had $43.1 available for borrowing under the Credit Facility, excluding excess letters of credit related to the Company's previous credit facility of $40.3.

     During April 1998, the Company finalized an amendment to its Credit Facility to reduce the $100 minimum net worth requirement (as defined) to $70 during the period January 31, 1998, to February 3, 2003, which improved the Company's financial flexibility. The Company expects that its cash and investments and the Credit Facility will continue to provide it with sufficient liquidity to conduct its operations and pay for merchandise shipments.

     Overall, cash provided (used) from operating activities of $40.5 for the 17 weeks ended January 31, 1998, and $(37.7) for the 35 weeks ended October 4, 1997, respectively, decreased on a combined basis by $82.7 from 1996. The decrease was principally attributable to: (1) a tax refund of $37.6 in 1996,
     (2) reorganization and bankruptcy emergence payments, and
     (3) financing of inventory through short-term borrowings instead of merchandise accounts payable.

     Overall, cash from operating activities remained constant between 1995 and 1996, although the components varied from 1995 to 1996.
      Merchandise inventories decreased during 1996, but not to the same extent as in 1995, when the Company experienced inventory flow disruptions after the Chapter 11 filing. Cash flow from operations increased in 1996 because of the receipt of the income tax refund. In 1995 the increase was primarily attributable to a $71.0 decrease in inventory offset by the deterioration in 1995 net income.

     Fiscal year 1998 capital expenditures are expected to decrease by approximately 40% from Combined 1997 levels. As the Company continues to focus on improving merchandise content in its existing store base, fewer remodelings and conversions of existing stores are expected in 1998 compared to 1997. Current business plans anticipate as few as 38 new stores and conversions for 1998 depending on market opportunities and successful lease negotiations. Overall, cash and cash equivalents balances are



     expected to be lower in 1998 as compared to 1997, since Combined 1997's activity included $78.5 from the liquidation of short-term investments.

     The Company operated at a net loss of $15.4 million during the 17 weeks ended January 31, 1998, which is typically the strongest quarter of the year. During this period of time, store for store sales declined from the prior year in each of the months. Due to the Company's poor operating results, management has defined certain aspects of its business strategy (Note 2). It is expected that these actions will increase store traffic and store for store sales and reduce expenses. However, the Company's ability to improve its performance will depend upon a variety of other factors, some of which are beyond its control, including significantly improving store sales performance and operating results, the apparel and footwear retailing environment, general economic conditions, customer response to its new merchandising strategies and continued cost reductions.


     This Report contains _forward-looking statements_ within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The words _anticipate,_ _believe,_ _expect,_ _will,_ _could_ and similar expressions are intended to identify certain forward-looking statements. Such statements reflect the Company's current views with respect to future events and financial performance and involve risks and uncertainties, including, without limitation, the risks described above. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed or otherwise indicated. Consequently, these cautionary statements qualify all of the forward-looking statements made in this Report.



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

     The Company maintains accounting systems that management believes are sufficient to provide reasonable assurance of reliable financial statements and to maintain accountability for assets. These systems are supported by careful selection and training of qualified personnel. The extent of internal accounting controls implemented must be related to the benefits derived, and the balancing of the cost of controls to the benefits derived requires management's estimates and judgments. Management continually reviews, modifies and improves its systems of accounting and controls in response to changes in business conditions and operations, and in response to recommendations in the reports prepared by the independent public accountants.




     The Board of Directors has an Audit Committee, which is comprised totally of members of the board who are not employees of the Company. The committee meets with the independent auditors and representatives of management to discuss auditing and financial reporting matters. The independent auditors meet with the Audit Committee, with and without management representatives present, to discuss the scope and results of their examinations, the quality of financial reporting, and the propriety of management's conduct of the business.

     Management is committed to conducting its business affairs in accordance with the highest ethical standards and in conformity with the law.




     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



     To the Stockholders and Board of Directors of Edison Brothers Stores, Inc.:


     We have audited the accompanying consolidated balance sheet of Edison Brothers Stores, Inc. (a Delaware corporation) and subsidiaries as of January 31, 1998, and the related consolidated statements of operations, common stockholders' equity (deficit) and cash flows for the 17 weeks ended January 31, 1998 (as reorganized), and the 35 weeks ended October 4, 1997 (pre-confirmation). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As discussed in Notes 3 and 4 to consolidated financial statements, the Company emerged from bankruptcy and adopted fresh-start reporting as of October 4, 1997, in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, _Financial Reporting by Entities in Reorganization under the Bankruptcy Code._ The effects resulting from the adoption of fresh-start reporting and the forgiveness of debt have been reflected in the statement of operations for the 35 weeks ended October 4, 1997. Accordingly, all consolidated financial statements prior to October 4, 1997, are not comparable



     to the consolidated financial statements for periods after the implementation of fresh-start reporting.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edison Brothers Stores, Inc. and subsidiaries as of January 31, 1998, and the results of their operations and their cash flows for the 17 weeks ended January 31, 1998, and the 35 weeks ended October 4, 1997, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has continued to suffer recurring losses which raises substantial doubt about the Company's ability to continue as a going concern.
      Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




     /s/Arthur Andersen LLP

     St. Louis, Missouri,
          April 24, 1998



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

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating



     the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

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

     The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates continuity of the Company's operations and realization of its assets and payment of its liabilities in the ordinary course of business.
     As described more fully in Note 1, on November 3, 1995, Edison Brothers Stores, Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code and is currently operating its business as a debtor-in-possession under the supervision of the Bankruptcy Court. The Chapter 11 filing was the result of violation of certain debt covenants, recurring operating losses, deterioration of vendor support, and cash flow problems. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to finance operating activities and further reorganize operations are also described in Notes 2 and 3. The appropriateness of using the going concern basis is dependent upon, among other things, approval of a plan of reorganization by the Bankruptcy Court, attainment by the Company of profitable future operations, and its ability to generate sufficient cash from operations and other financing sources to support its business activities. As a result of the reorganization proceedings, the Company may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the financial statements referred to above.
     Further, a plan of reorganization, as finally approved by the Bankruptcy Court, could materially change the amounts currently recorded. The accompanying consolidated financial statements do not reflect further adjustments that might be necessary to the carrying value of assets and the amounts and classification of liabilities or stockholders' equity (deficit) as a consequence of these bankruptcy proceedings.

     As discussed in Note 1, in fiscal 1996, the Company charged its method of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of.

     /s/Ernst and Young LLP

     St. Louis, Missouri,
          March 14, 1997


     CONSOLIDATED STATEMENTS OF OPERATIONS
     (Dollars in Millions, except per share data)

     CAPTION



                                 As         Pre-Confirmation
                                 Reorganiz
                                 ed
                                                       Year      Year
                                 17 Weeks   35 Weeks   Ended     Ended
                                 Ended      Ended      Februar   Februar
                                 January    October    y 1,      y 3,
                                 31, 1998   4, 1997    1997      1996
     Net Retail Sales              $ 336.1    $ 613.8   $1,090.4  $ 1,389.4
     Costs and Expenses:
     Cost of goods sold,              245.2      435.2    791.9   1,027.7
     occupancy and buying
     expenses
     Store operating and               82.3      174.2    276.3     343.7
     administrative expenses
     Depreciation and                  12.0       20.5     41.2      62.8
     amortization
     Interest expense, net              4.9        4.3      2.4      25.2
     Restructuring and                  ---       44.7     36.3     167.1
     reorganization expenses
     Pension settlement gain            ---     (15.8)      ---       ---
     Impairment of long-lived           2.1        2.5     74.0       ---
     assets
     Other operating expenses           3.9        6.0      8.1      14.0
     Total                            350.4      671.6  1,230.2   1,640.5
     Loss before income taxes,
     extraordinary item and the      (14.3)     (57.8)  (139.8)   (251.1)
     effects of fresh start
     adjustments
     Income tax (benefit)               1.1        0.3      3.4    (29.1)
     provision
     Loss before extraordinary
     item and the effects of         (15.4)     (58.1)  (143.2)   (222.0)
     fresh start adjustments
     Extraordinary item:
     Gain on debt forgiveness           ---        8.3      ---       ---
     Fresh start adjustments            ---        2.9      ---       ---
     Net Loss                     $  (15.4)  $  (46.9)  $ (143.2)  $(222.0)

     Net Loss Per Common Share
     Loss before extraordinary
     item and fresh start              $          $          $          $
     adjustments                     (1.51)     (2.62)   (6.46)   (10.06)
     Extraordinary item                 ---        .38      ---       ---
     Fresh start adjustments            ---        .13      ---       ---
     Net Loss per basic &              $          $          $          $
     diluted share                   (1.51)     (2.11)   (6.46)   (10.06)
     Basic & diluted average
     shares outstanding                10.2       22.2     22.2      22.1
     (millions)
     <fn3>
     See accompanying notes.
     </fn3>

     TABLE



     CONSOLIDATED BALANCE SHEETS
     (Dollars in Millions, except per share data)

                                                 As         Pre-
                                                 Reorganize Confirmatio
                                                 d          n
                                                 January 31 February 1,
                                                 ,          1997
                                                 1998
     ASSETS

     Current Assets:
     Cash and cash equivalents                     $   58.2     $ 125.6
     Investments                                        ---        78.5
     Merchandise inventories                          167.9       210.7
     Other current assets                              28.1        21.7

          Total Current Assets                        254.2       436.5

     Property and Equipment                           121.1       146.0

     Reorganization Value in Excess of
     Identifiable Assets, net of accumulated           28.4         ---
     amortization of $1.0

     Other Assets                                      39.3        62.4
          Total Assets                              $ 443.0     $ 644.9

      LIABILITIES AND COMMON STOCKHOLDERS' EQUITY (DEFICIT)

     Current Liabilities:
     Merchandise accounts payable                  $   43.2    $   50.7
     Expense accounts payable                          29.3        28.1
     Other current liabilities                         72.8        41.0

          Total Current Liabilities                   145.3       119.8

     Liabilities Subject to Settlement under            ---       508.3
     Reorganization Proceedings

     Long-Term Debt                                   127.7         ---

     Postretirement and Other Employee Benefits        46.7         ---

     Other Liabilities                                  1.6        18.9
          Total Liabilities                           321.3       647.0

     Common Stockholders' Equity (Deficit):
     Common stock                                       0.1        22.2
     Capital in excess of par value                   130.5        76.9
     Common stock warrants                              7.0         ---
     Accumulated deficit                             (15.4)     (101.6)
     Foreign currency translation adjustment          (0.5)         0.4
          Total Common Stockholders' Equity           121.7       (2.1)
     (Deficit)

          Total Liabilities and Common              $ 443.0     $ 644.9



     Stockholders' Equity (Deficit)
     <fn4>
     See accompanying notes

     Common stock has a par value of $.01 and $1 per share at January 31, 1998, and February 1, 1997, respectively. At
     January 31, 1998, 10,225,000 shares were outstanding (Note 13).
     At February 1, 1997, 22,201,778 shares were outstanding and
     5,352,454 were held in treasury.
     </fn4>


     CONSOLIDATED STATEMENTS OF CASH FLOWS
     (Dollars in Millions)

                                   As         Pre-Confirmation
                                   Reorganiz
                                   ed
                                                         Year      Year
                                   17 Weeks   35 Weeks   Ended     Ended
                                   Ended      Ended      February  Februar
                                   January    October     1,       y 3,
                                   31, 1998   4, 1997    1997      1996
     Cash Flows from Operating
     Activities:
     Net loss                       $ (15.4)   $ (46.9)  $(143.2)  $(222.0)
     Adjustments to reconcile net
     loss to net cash provided by
     (used in) operating
     activities:
     Extraordinary item and fresh
     start adjustments                   ---     (11.2)       ---      ---
     Depreciation and                   12.0       20.5      41.2     62.8
     amortization
     Restructuring and                   ---        3.3      11.7    111.3
     reorganization expenses
     Loss on disposal of property        1.5        3.1       ---      ---
     and equipment
     Provision for deferred
     income taxes, net of                ---        ---       ---      4.5
     valuation allowance and
     acquisitions
     Impairment of long-lived            2.1        2.5      74.0      ---
     assets
     Pension settlement gain             ---     (15.8)       ---      ---
     Changes in assets and
     liabilities, net of effects
     from acquisitions and
     dispositions:
     Merchandise inventories            37.2      (0.1)      39.9     71.0
     Other assets                        0.6        3.0      49.9   (16.8)
     Accounts payable, accrued
     expenses and other                  2.5        3.9       5.4     67.7
     liabilities



     Other                               ---        ---       6.6      6.9
          Total Operating               40.5     (37.7)      85.5     85.4
     Activities

     Cash Flows from Investing
     Activities:
     Capital expenditures             (13.8)     (27.2)    (21.9)   (37.2)
     (Increase) decrease in              ---       78.5    (78.5)      ---
     investments
     Net proceeds from disposal          ---        1.7       ---     17.1
     of subsidiaries
     Payment for companies and
     assets purchased, net of            ---        ---       ---   (14.1)
     cash acquired
     Other                               ---        0.9       0.8      2.7
          Total Investing             (13.8)       53.9    (99.6)   (31.5)
     Activities

     Cash Flows from Financing
     Activities:
     Payments on liabilities           (5.8)     (96.9)       ---      ---
     subject to compromise
     (Increase) decrease in              6.4     (17.6)       ---      ---
     senior note interest escrow
     Proceeds from prepetition           ---        ---       ---     60.0
     debt issuance
     Net prepetition short-term          ---        ---       ---     11.4
     debt borrowings
     Dividends on common stock           ---        ---       ---    (9.3)
     Other                               5.9      (2.3)       0.1      6.2
          Total Financing                6.5    (116.8)       0.1     68.3
     Activities
     Effect of exchange rate             ---        ---       ---    (9.6)
     changes on cash

     Cash Provided (Used)               33.2    (100.6)    (14.0)    112.6

     Beginning cash and cash            25.0      125.6     139.6     27.0
     equivalents

     Ending Cash and Cash            $  58.2  $    25.0  $  125.6   $ 139.6
     Equivalents

     Cash Payments (Receipts)
     for:
     Interest                       $    7.6     $  0.9    $  0.4     $23.9

     Income taxes                   $    0.1     $ 0.1    $ (37.9)  $ (0.7)
     <fn5>
     See accompanying notes
     </fn5>

     CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY (DEFICIT)
     (Dollars in Millions, except per share data)
                                                  Retaine



                                   Capital Commo  d         Foreign
                            Commo  in      n      earning   currency
                            n      Excess  Stock  s         Translati
                            Stock  of      Warra  (accumu   on
                                   Par     nts    lated     Adjustmen
                                   Value          deficit   t
                                                  )
     Balance at
     January 28, 1995 _     $      $       $ --   $ 303.8   $ (15.1)
     Pre-Confirmation       22.0   76.5

     Net loss               ---    ---     ---    (222.0)   ---
     Stock options
     exercised and          0.1    0.2     ---    ---       ---
     employee benefit
     plans
     Spin-off of            ---    ---     ---    (30.9)    ---
     subsidiary
     Foreign currency
     translation            ---    ---     ---    ---       15.1
     adjustment
     Dividends on common
     stock - $.42 per       ---    ---     ---    (9.3)     ---
     share

     Balance at February    22.1   76.7    ---    41.6      ---
     3, 1996 _ Pre-
     Confirmation

     Net loss               ---    ---     ---    (143.2)   ---
     Employee benefit       0.1    0.2     ---    ---       ---
     plans
     Foreign currency
     translation            ---    ---     ---    ---       0.4
     adjustment

     Balance at February
     1, 1997 - Pre-         22.2   76.9    ---    (101.6)   0.4
     Confirmation

     Net loss before
     extraordinary item
     and the effect of      ---    ---     ---    (58.1)    ---
     fresh start
     adjustments
     Restricted stock       ---    0.1     ---    ---       ---
     Fresh start
     adjustments and        (22.2  (77.0)  ---    159.7     ---
     extraordinary item     )
     New stock and warrant  0.1    130.5   7.0    ---       ---
     issuance
     Foreign currency
     translation            ---    ---     ---    ---       (0.4)
     adjustment

     Balance at October 4,
     1997 _ Emergence Date  0.1    130.5   7.0    ---       ---



     Net loss               ---    ---     ---    (15.4)    ---
     Foreign currency
     translation            ---    ---     ---    ---       (0.5)
     adjustment

     Balance at January
     31, 1998 - As          $      $ 130.5 $ 7.0  $         $  (0.5)
     Reorganized            0.1                   (15.4)
     <fn6>
     See accompanying notes
     </fn6>

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (Dollars in Millions, except shares and per share data)

     Note 1:  Description of Business and Summary of Significant
     Accounting Policies


     Business _ Edison Brothers Stores, Inc. (the _Company_) owns and operates chains of specialty retailing stores located in forty-seven states, the District of Columbia, Puerto Rico, the Virgin Islands, and Canada. The Company conducts its principal operations in two segments, apparel and footwear. On November 3, 1995 (the _Petition Date_), the Company and 65 of its subsidiaries (the _Debtors_) filed petitions for relief under Chapter 11 of the United States Bankruptcy Code (the _Bankruptcy Code_) in the United States Bankruptcy Court (the _Court_) in Wilmington, Delaware. The Debtors' Amended Joint Plan of Reorganization (the _Plan_) was confirmed by the Court on September 9, 1997. The Company emerged from Chapter 11 on September 26, 1997 (for financial reporting purposes, the effective _Emergence Date_ is October 4, 1997). During the period from November 3, 1995, through September 26, 1997, the Company operated as debtor-in-possession.

     Fiscal Year _ The Company's fiscal year ends on the Saturday closest to January 31. References to 1996 and 1995 are to the 52 weeks ended February 1, 1997, and 53 weeks ended February 3, 1996, respectively. References in 1997 to the new Reorganized Company are for the period from October 5, 1997, through January 31, 1998, and references to the Pre-Confirmation Company are for the period from February 2, 1997, to October 4, 1997.

     Fresh Start Accounting - The Company adopted Fresh Start Accounting as prescribed in _Statement of Position 90-7 of the American Institute of Certified Public Accountants,_ entitled _Financial Reporting by Entities in Reorganization under the Bankruptcy Code (SOP 90-7),_ which resulted in the creation of a new reporting entity without any accumulated deficit and restatement of the Company's assets and liabilities to their estimated fair market values (Note 4). Because of the applications of Fresh Start Accounting, the financial statements for periods after reorganization are not comparable to the financial statements for periods prior to reorganization. A black line has been drawn on the accompanying consolidated financial statements to distinguish between the Reorganized Company and the Pre-Confirmation Company.




     The accounting policies described below represent the accounting policies for all periods presented.

     Consolidation _ The financial statements include the accounts of all subsidiaries; intercompany accounts and transactions have been eliminated.

     Income Taxes _ The liability method as described in Statement of Financial Accounting Standards (_SFAS_) No. 109, _Accounting for Income Taxes,_ is used to compute deferred income taxes resulting from temporary differences in the recognition of income and expense items for tax and financial reporting purposes.

     Interest Expense _Interest expense for the 17 weeks ended
     January 31, 1998, has been reduced by $.5 of interest income and in 1995 (prior to the Petition Date) interest expense has been reduced by $1.8 of interest income. Interest income incurred during the period the Company operated as a debtor-in-possession is $5.9 for the 35 weeks ended October 4, 1997, $8.2 and $0.9 for 1996 and 1995, respectively, is included in restructuring and reorganization expenses.

     Store Preopening and Closing Costs _ Store preopening costs are expensed as incurred. Closing costs are accrued at the time the decision is made to close a store.

     Net Loss Per Common Share _ The Company adopted the provisions of SFAS 128, _Earnings Per Share,_ under which earnings per share is measured at two levels: basic earnings per share and diluted earnings per share. The Company reported a loss for all years presented and, therefore, shares issuable under stock option plans are antidilutive.

     Cash and Cash Equivalents _ Short-term investments with maturities of three months or less at the time of purchase are reported as cash equivalents.

     Investments _ As of January 31, 1998, the Company had no investments. Investments at February 1, 1997, consisted of U.S. government debt securities which mature in less than one year, and are classified as available-for-sale. The amortized cost, which approximates fair value, of these securities is adjusted for amortization of premiums and accretions of discounts to maturity. Amortization, interest and dividends are included as a reduction in interest expense or as a reduction in restructuring and reorganization expense.

     Merchandise Inventories _ Inventories are stated at the lower of cost or market, primarily determined by the retail inventory method.

     Depreciation and Amortization - The Company utilizes the straight-line method of depreciation and amortization. Property and equipment is amortized over the lesser of the estimated useful life of the asset or the life of the lease (Note 7). The Company amortizes its Reorganization Value in Excess of Identifiable Assets (Note 4) over 10 years and the Fair Value of



     Lease Rights (Note 8) over the remaining life of the respective leases.

     Long-Lived Assets and Reorganization Value in Excess of Identifiable Assets _ SFAS 121, _Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed of,_ requires that long-lived assets be reviewed for impairment whenever events or changes indicate that the carrying amount of an asset may not be recoverable. The Company considers such factors as management's plans for future operations, recent operating results and projected cash flows in evaluating an impairment (Note 7).

     Foreign Currency Translation - Assets and liabilities of the Company's foreign affiliates are translated at current exchange rates while revenues and expenses are translated at average rates prevailing during the year. Translation adjustments are reported as a component of common stockholders' equity.

     Estimates _ The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

     Reclassifications _ Certain prior-year items have been reclassified to conform to the current-year presentation.

     Effect of New Accounting Standards

     In 1997, the FASB issued SFAS No. 130, _Reporting Comprehensive Income,_ which requires that the amounts of certain items, including gains and losses on certain securities, be reported in the enterprise's financial statements, and SFAS No. 131, _Disclosures about Segments of an Enterprise and Related Information,_ which establishes annual and interim reporting and disclosure standards for an enterprise's operating segments. Adoption of these statements will not significantly impact the Company's consolidated financial position, results of operations or cash flows, and will be limited to the form and content of its disclosures. Both statements are effective commencing in the 1998 fiscal year.


     Note 2:  Going Concern


     The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business.

     As shown in the accompanying statement of operations, the Company incurred a net loss of $15.4 million in the 17 weeks since it emerged from bankruptcy. In order to improve the Company's operating results, management has, over the last several months, defined certain aspects of its new business strategy, including an improved focus on merchandise selection and reorganization of certain operational functions. The Company has consolidated the



     key support functions of store management, merchandise planning and allocation and marketing in order to better leverage critical skills and reduce costs. Additionally, the Company has recently reduced the staffing in its headquarters office by approximately 15%.

     The Company's ability to improve its financial position will be influenced by, among other things, store sales performance and operating results, the overall apparel and footwear retailing environment, general economic conditions and customer response to its new merchandising strategies and continued cost reductions. The Company's ability to continue operations as a going concern is dependent upon its ability to generate sufficient cash flow and earnings to meet its obligations on a timely basis, to comply with the terms of its financing agreements (Note 12), and to obtain additional financing or refinancing as may be required in the future.


     Note 3:  Reorganization


     On November 3, 1995, the Company filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code and operated its business as a debtor-in-possession under the supervision of the Bankruptcy Court from November 3, 1995, to September 26, 1997. On September 9, 1997, the Bankruptcy Court entered an order confirming the Company's Plan of Reorganization. The Company emerged from Chapter 11 on September 26, 1997 (for financial reporting purposes, the effective Emergence Date is October 4, 1997).

     The Plan provided for general unsecured creditors to receive:
     (i) $99.0 ($96.9 distributed to creditors and $2.1 distributed to the Limited Liability Companies established pursuant to the
     Plan); (ii) 10 year, 11% unsecured notes in the principal amount of $120 (with approximately the first three years of interest pre-funded and no scheduled principal payments until maturity in
     2007) (_Senior Notes_); (iii) 10,000,000 shares of new common stock of the Company (_New Common Stock_); (iv) title to the Company's headquarters building in downtown St. Louis (_Corporate Headquarters Building_), which the Company continues to occupy (Note 11); and (v) $51.2 from the Company's pension plan less any taxes and other expenses attributable to the termination of the pension plan (_Pension Plan Proceeds_). The Company also terminated its pension plan as of May 31, 1997, and has established a replacement plan effective January 1, 1998
     (Note 10).

     All of the Company's shares of common stock existing at the Emergence Date were cancelled. The Plan provided for holders of equity interests in the Company existing as of the Emergence Date to receive eight-year warrants to purchase a total of approximately nine percent of the New Common Stock at an exercise price of $16.40 (Note 13).




     Liabilities Subject to Settlement under Reorganization
     Proceedings

     The principal categories of claims classified as liabilities subject to settlement under reorganization proceedings are identified below.
                                                    Pre-Confirmation
                                                    35 Weeks   Februar
                                                    Ended      y 1,
                                                    October    1997
                                                    4, 1997
     Long-term senior notes payable                   $ 150.0  $ 150.0
     Notes payable _ banks                              205.9    205.9
     Cash set-off applied to debt                       (3.6)    (3.6)
     Capital lease obligations                            8.4     12.4
     Accrued interest payable                             4.6      4.3
     Deferred debt costs                                (4.3)    (4.3)
     Postretirement and other employee benefits           ---     47.7
     (Note 10)
     Accounts payable                                    37.3     36.1
     Lease termination claims                            44.6     42.8
     Taxes                                                3.8      6.0
     Other                                                4.2     11.0
     Distributions and debt forgiveness               (450.9)      ---

     Total liabilities subject to settlement under    $   ---  $ 508.3
     reorganization proceedings


     Prior to the bankruptcy filing and certain agreements, the Company's debt consisted of $150.0 of senior notes held by various institutional lenders. The unsecured senior notes had maturities from 7 to 15 years, with interest rates ranging from 7.09% to 8.04%. The Company also had outstanding borrowings under a $125.0 revolving credit facility, as well as $80.9 of short-term and demand notes under uncommitted bank lines with varying interest rates and maturity dates. In addition, the Company had $8.4 in capital lease obligations relating to its Washington, Missouri distribution center.

     During 1995, the Company entered into override agreements with its existing lenders. The override agreements covered existing 1995 financial covenants and deferred principal repayments otherwise due December 1, 1995. Furthermore, the Company's primary existing letter of credit bank agreed to continue to provide letters of credit through the override period. In exchange for these concessions, the Company paid a one-time forbearance fee of $3.6 and agreed to increase the interest rate on the outstanding debt to 9.75%.

     Contractual interest related to the above debt not paid or accrued was $23.6 for the 35 weeks ended October 4, 1997, $35.0 and $9.1 for the years ended 1996 and 1995, respectively.

     During 1997, postretirement benefit accruals of $42.2 and pension accruals of $5.5 were reclassified from liabilities subject to



     settlement under reorganization proceedings to other noncurrent liabilities. Under the Plan, the Company has assumed these liabilities, subject to the Company's ability to amend or otherwise modify these plans (Note 10).

     As part of the Chapter 11 reorganization process, the Company attempted to notify all known or potential creditors of the Filing for the purpose of identifying all prepetition claims against the Company. Generally, creditors whose claims arose prior to the Petition Date had until August 1, 1996, to file claims or be barred from asserting claims in the future. Claims arising from rejection of executory contracts by the Company on or after July 1, 1996, and claims related to certain other items were permitted to be filed by other dates set by the Bankruptcy Court.

     Pursuant to the an order of the Bankruptcy Court dated May 13, 1997, the assets and liabilities of the Debtors were deemed to be substantively consolidated for purposes of the Plan. As a result, among other things, for purposes of the Plan, all duplicative claims against the Debtors were consolidated and all guarantee and similar claims were eliminated. Substantive consolidation, however, does not affect, among other things, the separate legal and corporate structure of the individual Debtors.


     Restructuring and Reorganization

     The Company recorded restructuring and reorganization expenses in accordance with SOP 90-7 prior to emergence from Chapter 11.
     Restructuring and reorganization expenses are summarized below:
                                      Pre-Confirmation
                                      35 Weeks   Year        Year
                                      Ended      ended       ended
                                      October    February    February
                                      4, 1997    1, 1997     3, 1996
     Payroll and related expenses         $ 15.8    $   5.6    $   ---
     Consulting fees                        13.0       15.4        2.2
     Legal fees                              6.2        4.4        1.5
     Estimated costs of store                5.4       13.7      101.6
     closings
     Relocation and other                    4.2        1.1        ---
     facility-related expenses
     Loss on sale of subsidiaries            0.3        0.9       33.0
     Interest income                       (5.9)      (8.2)      (0.9)
     Accelerated goodwill                    ---        ---       15.1
     amortization
     Other                                   5.7        3.4       14.6
     Total restructuring and              $ 44.7     $ 36.3    $ 167.1
     reorganization expenses


     Note 4:  Fresh Start Accounting and Reporting



     Pursuant to SOP 90-7, the Company adopted Fresh Start Accounting which resulted in the creation of a new reporting entity. Also, the Company's assets and liabilities were recorded at estimated fair market value as of the Emergence Date.

     As a result of the implementation of Fresh Start Accounting, the financial statements of the Reorganized Company are not comparable to the financial statements of the Pre-Confirmation Company.

     The new common stock issued on the Emergence Date has been recorded at the value contained in the Plan of $137.6 million and represented the Company's estimated enterprise value less the fair value of its debt.

     The difference between the value of the Company's stock and the fair value of assets and liabilities as of the Emergence Date was $29.4 and is reflected as Reorganization Value in Excess of Identifiable Assets in the accompanying balance sheet.


     The Reorganization and the adoption of Fresh Start Accounting resulted in the following adjustments to the Company's condensed consolidated balance sheet as of October 4, 1997:
                    October 4, 1997
                                Debt       Fresh      Other      As
                    Pre-        Forgivene  Start      Adjustmen  Reorgan
                    Confirmati  ss (a)     Adjustmen  ts (c)     ized
                    on                     ts (b)
     ASSETS

     Total Current     $ 368.6        $      $  (5.8)     $ 63.3  $ 327.1
     Assets                        (99.0)

     Assets Held          10.8        ---         ---     (10.8)      ---
     for Sale
     Escrowed              ---        ---        (.4)       10.8     10.4
     Assets
     Property and
     Equipment, net      140.8     (19.8)         ---        ---    121.0
     Intangible            ---        ---         ---        5.2      5.2
     Assets, net
     Reorganization
     Value in
     Excess of             ---        ---         ---       29.4     29.4
     Identifiable
     Assets
     Prepaid              58.6        ---        24.3     (63.3)     19.6
     Pension
     Expense
     Other Assets          9.7        ---       (3.3)        ---      6.4
     Total Assets      $ 588.5  $ (118.8)      $ 14.8     $ 34.6  $ 519.1
     LIABILITIES
     AND COMMON
     STOCKHOLDERS'
     EQUITY



     (DEFICIT)

     Total Current     $ 133.9     $           $ 12.7     $ 50.6  $ 206.1
     Liabilities                      8.9

     Liabilities
     Subject to
     Settlement
     under               450.9    (400.3)         ---     (50.6)      ---
     Reorganization
     Proceedings
     Long-Term Debt        1.3      126.7         ---        ---    128.0
     Postretirement
     and Other            48.0        ---       (1.4)        ---     46.6
     Employee
     Benefits
     Other                14.5        ---         0.6     (14.3)       .8
     Liabilities
     Common
     Stockholders'
     Equity
     (Deficit):
     Common Stock         22.2         .1         ---     (22.2)      0.1
     Capital in
     excess of par        77.0      130.5         ---     (77.0)    130.5
     value
     Common stock
     warrants              ---        7.0         ---        ---      7.0
     Accumulated       (159.7)        8.3         2.9      148.5      ---
     deficit
     Foreign
     currency
     translation
     adjustment and        0.4        ---         ---      (0.4)      ---
     other
     Total
     Liabilities
     and Common
     Stockholders'     $ 588.5  $ (118.8)      $ 14.8     $ 34.6  $ 519.1
     Equity
     (Deficit)

     <fn7>
     (a)  Records the discharge of indebtedness pursuant to the Plan.
      Liabilities Subject to Settlement under Reorganization
     Proceedings of $450.9 were reduced by new equity of $137.6, Senior Note and other long-term debt of $126.7, cash payments of $96.9 and other settlements. The excess of indebtedness eliminated over the fair value of securities issued in settlement of those claims, $8.3, is reflected as an extraordinary item in the 35 weeks ended October 4, 1997.

     (b) Adjustments made to record assets and liabilities at estimated fair market values. Significant adjustments include the termination of the old pension plan (settlement gain less excise taxes and income taxes) which resulted in a $2.9 credit for the 35 weeks ended October 4, 1997.



     (c) Adjustments to reflect the elimination of the remaining deficit in stockholders' equity after the adjustments arising from (a) and (b) above and to reflect the associated excess of reorganization value over amounts allocable to identifiable assets. Also reflects the termination of the Company's pension plan pursuant to the Plan and capitalization of favorable lease rights related to the transfer of the Corporate Headquarters
     Building and store locations.
     </fn7>

     Note 5:  Income Taxes

     The provision (benefit) for income taxes consists of:
                            As         Pre-Confirmation
                            Reorganiz
                            ed
                            17 Weeks   35 Weeks   Year       Year
                            Ended      Ended      Ended      Ended
                            January    October    February   February
                            31, 1998   4, 1997    1, 1997    3, 1996
     Current expense
     (benefit):
     Federal                    $ 0.7      $ ---    $   0.5    $ (35.6)
     Foreign                      0.2        ---        0.7         0.3
     State and local              0.2        0.3        2.5         1.7
     Deferred expense           (4.8)        3.1     (13.5)      (39.0)
     (benefit)
     Deferred tax                 4.8      (3.1)       13.2        43.5
     valuation allowance
     Total provision            $ 1.1     $  0.3    $   3.4    $ (29.1)
     (benefit)

     Significant components of the deferred tax liabilities and assets in the consolidated balance sheets are as follows:
                                                 As         Pre-
                                                 Reorganiz  Confirmati
                                                 ed         on
                                                 January    February
                                                 31,        1,
                                                 1998       1997
     Accelerated depreciation                       $   3.4     $   4.9
     Pension income                                     4.3        15.6
     Other                                              1.4         2.6
     Total deferred tax liabilities                     9.1        23.1
     Inventory capitalization                           4.0         5.2
     Rent expense accruals                              0.3         6.3
     Postretirement benefits                           16.2        16.6
     Restructuring reserves                             1.8        17.9
     Net operating loss carryforward                   28.0        13.8
     Other                                             17.2        20.0
     Total deferred tax assets                         67.5        79.8
     Less:  Deferred tax valuation allowance           58.4        56.7



     Net deferred tax asset                           $ ---       $ ---

     During 1997 and 1996, the Company concluded that it likely would not be able to realize its deferred tax assets. Accordingly, allowances against the net deferred tax asset balance of $58.4 and $56.7, respectively, and are reflected in the consolidated financial statements.

     Reconciliation of federal statutory rates to effective income tax rates:
                            As         Pre-Confirmation
                            Reorganiz
                            ed
                            17 Weeks   35 Weeks   Year       Year
                            Ended      Ended      Ended      Ended
                            January    October    February   February
                            31, 1998   4, 1997    1, 1997    3, 1996
     Federal corporate      (35.0%)    (35.0%)    (35.0%)    (35.0%)
     statutory rate
     State and local
     income taxes, net of   1.4        0.5        0.5        (0.4)
     federal benefit
     Goodwill amortization  2.4        ---        4.5        3.3
     and write off
     Increase in net
     operating loss
     carryforwards and      32.6       35.0       32.4       17.3
     change in valuation
     allowance
     Other                  6.3        ---        ---        3.2
     Actual tax expense     7.7%       0.5%       2.4%       (11.6%)
     (benefit)

     Pretax earnings from foreign subsidiaries were $2.9 in 1997, $1.9 in 1996 and $0 in 1995.

     As of January 31, 1998, the Company had a net operating loss carryforward for federal income tax purposes of approximately $71.4, which is available to offset future taxable income through 2013. The Company also had a capital loss carryforward for federal income tax purposes of $11.9 which is available to offset future capital gains through 2001. In addition, the Company had an alternative minimum tax credit carryforward of approximately $1.4, which is available to reduce future regular income taxes over an indefinite period. Implementation of the Company's plan of reorganization may significantly reduce the various carryforward items.

     The Company is currently undergoing an examination by the Internal Revenue Service (_IRS_) of its income tax returns for 1992 through 1996. Also, the IRS has asserted deficiencies against the income tax returns of the Company for the tax years 1986 through 1991, which the Company is contesting. The Company believes that the ultimate resolution of these matters will not have a material adverse impact on its financial condition.

     TABLE



     Note 6:  Other Current Assets


     Components of other current assets include:
                                                  As          Pre-
                                                  Reorganize  Confirmati
                                                  d           on
                                                  January     February
                                                  31,         1,
                                                  1998        1997
     Prepaid expenses                             $ 13.7      $ 16.1
     Senior note interest escrow (Note 12)        11.2        ---
     Other                                        3.2         5.6
     Other Current Assets                         $ 28.1      $ 21.7


     Note 7:  Property and Equipment

     Property and equipment are stated at cost as follows:
                                        Estimat
                                        ed        As         Pre-
                                        Useful    Reorganiz  Confirmati
                                                  ed         on
                                        Life      January    February
                                                  31, 1998   1, 1997
     Land                               ---       $ 1.8      $  4.9
     Buildings                          10-47     6.0        24.0
                                        years
     Leasehold improvements             1-15      67.6       170.3
                                        years
     Furniture and equipment            3-8       52.8       137.3
                                        years
     Property held under capital leases 10-50     2.3        9.6
                                        years
     Total cost                                   130.5      346.1
     Accumulated depreciation and                 (9.4)      (200.1)
     amortization
     Property and equipment                       $ 121.1    $ 146.0


     Depreciation and amortization expense was $10.1 for the 17 weeks ended January 31, 1998, $20.4 for the 35 weeks ended October 4, 1997, and $35.3 and $52.1 for fiscal years 1996 and 1995, respectively.

     During 1996, the Company implemented SFAS 121, _Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed of._ Provisions made for impairments of long-lived assets were as follows:

     CAPTION



                                      As         Pre-Confirmation
                                      Reorganiz
                                      ed
                                      17 Weeks   35 Weeks   Year
                                      Ended      Ended      Ended
                                      January    October    February
                                      31, 1998   4, 1997    1, 1997
     Assets held for sale (corporate  $ ---      $ ---      $   4.8
     land and buildings)
     Buildings                        ---        ---        21.5
     Furniture, equipment and         2.1        2.3        5.3
     leasehold improvements
     Intangibles                      ---        0.2        42.4
     Impairment of long-lived assets  $   2.1    $   2.5    $ 74.0

     Note 8:  Other Assets


     Components of other assets include:


                                                  As         Pre-
                                                  Reorganiz  Confirmati
                                                  ed         on
                                                  January    February
                                                  31,        1,
                                                  1998       1997
     Assets held for senior note interest escrow  $ 10.3     $ 10.9
     Intangible assets, net of accumulated        4.3        ---
     amortization of $1.0
     Prepaid pension expense (Note 9)             16.3       41.3
     Other                                        8.4        10.2
     Other Assets                                 $ 39.3     $ 62.4


     Pursuant to the Plan, the Company transferred assets held for sale into an escrow account. The escrow assets consist of corporate properties, some of which are no longer used by the Company. Proceeds from the sale of these escrowed assets will be used to pay interest obligations on the Senior Notes (Note 12).

     Intangible assets consists of favorable lease rights for the Corporate Headquarters Building and store locations, and are being amortized over the remaining life of the leases.


     Note 9:  Other Current Liabilities

     Components of other current liabilities includes:

                                                As          Pre-



                                                Reorganiz   Confirmatio
                                                ed          n
                                                January 31  February 1,
                                                1998        1997
     Assumed prepetition reclamation            $   3.0     $  --
     Accrued payroll and vacations              10.2        10.7
     Other taxes                                28.2        5.7
     Other                                      31.4        24.6
     Other Current Liabilities                  $ 72.8      $ 41.0


     Other taxes as of January 31, 1998, include $12.7 in excise taxes and $7.0 of income taxes related to the termination of the Old Pension Plan (Note 10).


     Note 10:  Postretirement and Other Employee Benefits


     On May 31, 1997, the Company's qualified pension plan existing as of that date (the _Old Plan_) was terminated and a new qualified plan (the _New Plan_) was implemented effective January 1, 1998.
      Participants receiving benefits under the Old Plan received annuity contracts purchased on their behalf. All participants who were not receiving benefits under the Old Plan were fully vested upon termination of the Old Plan. Such participants had the option to have the net present value of their vested benefits transferred into the New Plan, or converted into an annuity contract. The Company, as a result of purchasing annuities for retirees, recorded a pension settlement gain of $15.8 net of excise taxes which is included in the consolidated statement of operations for the 35 weeks ended October 4, 1997.

     The New Plan covers employees who have met certain age and service eligibility requirements. Qualified employees receive an age-based credit calculated as a percentage of prior year earnings. Interest is credited to participant accounts at the average yield on 10-year U.S. Treasury securities.

     In determining the actuarial present value of projected future benefits for the 17 and 35 weeks of 1997 and for fiscal years 1996 and 1995, the weighted-average discount rate was 7.25%, 7.5% and 7.0%, respectively, and the rate of increase in future compensation levels was assumed to be 5.65% for each such period.
      For the 17 and 35 weeks of 1997 and fiscal years 1996, and 1995, the assumed rate of return on assets was 7.5%, 9.5% and 9.5%, respectively. Plan assets consist primarily of equity and fixed income securities.


     The plans' funded status was as follows:

                                                   (New       (Old Plan)
                                                   Plan)      Pre-
                                                   As         Confirmati



                                                   Reorganiz  on
                                                   ed
                                                   January    February
                                                   31, 1998   1, 1997
     Actuarial present value:
     Vested benefit obligation                     $ 21.3     $   45.8
     Nonvested benefit obligation                  ---        3.4
     Accumulated benefit obligation                21.3       49.2
     Projected benefit obligation (PBO)            23.0       60.0
     Plan assets at market value                   38.9       137.9
     Plan assets in excess of PBO                  15.9       77.9
     Unrecognized net asset existing at year-end   0.4        (36.6)
     Prepaid pension expense                       $ 16.3     $   41.3



     Net pension (income) expense includes the following components:

                                     As         Pre-Confirmation
                                     Reorganiz
                                     ed
                                     17 Weeks   35 Weeks  Year    Year
                                     Ended      Ended     Ended   Ended
                                     January    October   1996    1995
                                     31, 1998   4, 1997
     Service cost                    $  0.6     $  1.6    $       $
                                                          1.9     1.5
     Interest cost                   0.4        2.3       4.2     3.5
     Actual return on assets         (0.5)      (10.5)    (24.3)  (30.7)
     Net amortization and deferrals  (0.2)      4.0       13.6    21.5
     Net pension (income) expense    $  0.3     $  (2.6)  $       $
                                                          (4.6)   (4.2)


     The Company provides supplemental pension benefits under non-qualified plans which are not funded. The total liability for these plans was $5.2 as of January 31, 1998, and $5.5 as of February 1, 1997. Net pension expense for these plans was $.1 for the 17 weeks ended January 31, 1998, $.6 for the 35 weeks ended October 4, 1997, and $1.1 and $1.0 for fiscal years 1996 and 1995, respectively. The non-qualified pension liability is classified as liabilities subject to settlement under reorganization proceedings as of February 1, 1997, and included in postretirement and other employee benefits as of January 31, 1998.

     The Company provides an employee savings plan that permits employees to make contributions in accordance with Internal Revenue Code Section 401(k). Employees who meet age and service requirements are eligible to participate by contributing up to 15% of their pretax compensation or the dollar threshold established by the Internal Revenue Service. For 1997, 1996 and 1995, the Company matched a portion of the employee's



     contribution under a predetermined formula based on the Company's return on equity. Beginning January 1, 1997, the Company matches, with cash, 25 cents for every dollar a participant saves, up to 6% of his or her annual pay. The Company's expense related to the plan was $.2 for the 17 weeks ended January 31, 1998, $.4 for the 35 weeks ended October 4, 1997, $.4 for fiscal 1996, and $.2 for fiscal 1995.

     The Company at its discretion provides a defined-dollar benefit health and life plan to its retirees and their eligible spouses and dependents. To qualify, generally an employee must retire at age 55 or later with at least 15 years of credited service under the pension plan. The health care portion of the plan is contributory, with retiree contributions subject to an annual adjustment. The life insurance portion of the plan is noncontributory. The Company funds, as needed, plan costs in excess of retiree contributions. The Company has reserved the right to modify or terminate these benefits.


     The Company's accrued benefit costs for postretirement benefits are as follows:

                                                 As         Pre-
                                                 Reorganiz  Confirmati
                                                 ed         on
                                                 January    February
                                                 31,        1,
                                                 1998       1997
     Accumulated postretirement benefit
     obligation:
     Retirees                                    $ 29.0     $ 35.7
     Fully-eligible active plan participants     1.6        1.9
     Other active plan participants              3.2        3.3
     Unrecognized net gain                       6.8        1.4
     Prior service cost                          1.2        ---
     Accrued contributions                       (0.3)      (0.1)
     Accrued postretirement benefit cost         $ 41.5     $ 42.2


     The accrued benefit cost was classified as liabilities subject to settlement under reorganization proceedings as of February 1, 1997.


     Postretirement benefit expense consists of:

                           As         Pre-Confirmation
                           Reorganiz
                           ed
                           17 Weeks   35 Weeks   Year       Year
                           Ended      Ended      Ended      Ended



                           January    October    February   February
                           31, 1998   4, 1997    1, 1997    3, 1996
     Service cost          $ 0.1      $ 0.1      $ 0.2      $ 0.2
     Interest cost         0.8        2.2        3.1        3.2
     Postretirement        $ 0.9      $ 2.3      $ 3.3      $ 3.4
     benefit expense


     The weighted average health care cost trend rate used in measuring the accumulated postretirement benefit obligation is 7.5% for 1998, declining gradually to 5% by the year 2003 and remaining at that level thereafter. A 1% increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by $1.3 as of January 31, 1998, and the net periodic postretirement benefit cost the 35 weeks ended October 4, 1997, and the 17 weeks ended January 31, 1998, by $0.1. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 7.50% as of January 31, 1998, and February 1, 1997, respectively.


     Note 11:  Leases


     Most of the Company's store operations are conducted in leased premises. Some of the leases include options for renewal or extension on various terms. Additionally, as part of the Plan, the Company entered into a three year lease with renewal options for the Corporate Headquarters Building. Minimum rentals for operating leases were $29.1 for the 17 weeks ended January 31, 1998, $59.1 for the 35 weeks ended October 4, 1997 and $101.2 and $136.3 for fiscal years 1996 and 1995, respectively. Additional percentage rentals based on retail sales were $.4 for the 17 weeks ended January 31, 1998, $1.0 for the 35 weeks ended
     October 4, 1997, $2.0, and $3.5 for fiscal years 1996 and 1995, respectively. Most leases also require the payment of common area expenses and real estate taxes.



     Future minimum lease payments at January 31, 1998, were as follows:

           1998                                      $
                                                     80.2
           1999                                      71.8
           2000                                      60.6
           2001                                      46.8
           2002                                      34.8
           Thereafter                                57.3
           Total future minimum lease payments       $351.
                                                     5

     /TABLE

     Note 12:  Financing Arrangements

     SENIOR NOTES

     Pursuant to the Plan, the Company issued senior notes in the aggregate principal amount of $120 due on September 26, 2007 (_Senior Notes_). The Senior Notes bear interest at a fixed rate of 11% per annum from July 31, 1997, payable semi-annually on January 31 and July 31 of each year, commencing January 31, 1998.
      At January 31, 1998, the estimated fair value of the Senior Notes was $112.8. To secure the payment of approximately the first three years of interest on the Senior Notes, the Company, entered into a Funding Escrow Agreement. Additionally, the Company transferred assets held for sale into the escrow account (Note 6 and Note 8).

     The Senior Notes may be redeemed, at the option of the Company, in increments of not less than $5 at the following Redemption Prices (expressed as percentages of the principal amount):

           Emergence Date through June 30, 1998          100% of par
           July 1, 1998 through June 30, 1999104% of par
           July 1, 1999 through June 30, 2000103% of par
           July 1, 2000 through June 30, 2001102% of par
           July 1, 2001 through June 30, 2002101% of par
           July 1, 2002 through September 26, 2007       100% of par

     In the event a change in control occurs (as defined in the Trust Indenture and First Supplemental Trust Indenture (together, the _Indenture_) pursuant to which the Senior Notes were issued), each Senior Note holder may, at the option of the holder, require the Company to repurchase all or any of such holder's Senior Notes at a price equal to 101% of par plus accrued interest. In the event the Company makes extraordinary asset sales (as defined in the Indenture) and if the net proceeds thereof not otherwise required to be paid to other lenders exceeds $5, 50% of such net sale proceeds must be used to pay principal under the Senior Notes.

     The Indenture limits, without prior consent, the incurrence of new indebtedness and liens, disposition of assets and the payment of dividends. As of January 31, 1998, the Company was in compliance with these covenants.

     CREDIT FACILITY

     At the Emergence Date, the Company entered into a loan agreement with Congress Financial Corporation as agent (the _Agent_) and the CIT Group/Business Credit, Inc. as co-agent for a $200 revolving credit facility secured by inventory and other related assets, to fund ongoing working capital needs and to provide letter of credit financing (the _Credit Facility_). The Credit Facility has a sublimit of $150 for the issuance of letters of credit. The Credit Facility is intended to provide the Company with the cash and liquidity to conduct its operations and expires on September 26, 2002.



     At the Company's option, the Company may borrow under the Credit Facility at the Prime Rate (as defined in the Credit Facility), or at the Eurodollar Rate (as defined in the Credit Facility) plus 2.25%. The borrowing rate as of January 31, 1998, was 8.5%.

     The maximum borrowing, up to $200, is limited to 60% of the value of eligible inventory (as defined in the Credit Facility) or 85% of the Net Recovery Cost Percentage of the inventory (as defined in the Credit Facility) multiplied by the cost of eligible inventory, plus 95% of the aggregate amount of cash held by the Agent as collateral, less any availability reserves established by the Agent. During the period commencing August 1 through and including December 15 of each year, the borrowing limit calculation uses 70% of eligible inventory and 100% of the Net Recovery Cost Percentage.

     The Company is required to pay an unused line of credit fee of .375% per annum.

     The Credit Facility as amended, contains covenants including, among other restrictions, a limitation on store closings, limitations on the incurrence of additional liens and indebtedness, limitations on sales of assets, required minimum adjusted net worth, as defined, and a prohibition on paying dividends.

     As of January 31, 1998, there were no outstanding borrowings under the Credit Facility. Outstanding letters of credit were $98.8 and available borrowings were $43.1, excluding excess letters of credits related to the Company's previous credit facility of $40.3. The weighted average of outstanding borrowings and average interest rate was $6.6 and 8.5%, respectively, for the 17 weeks ended January 31, 1998. On April 13, 1998, the Credit Facility was amended to reduce the minimum net worth requirement from $100 million to $70 million during the period January 31, 1998, to February 3, 2001.

     Other

     The Company has outstanding promissory notes of $6.7, bearing interest at rates between 6.25% and 6.5%. Certain of these notes contain a put option, exercisable on January 1, 2000 and on each January 1 thereafter, whereby, at the option of the noteholders, the Company would be required to redeem in full the then outstanding principal.


     Note 13:  Common Stock


     The Reorganized Company is authorized to issue 100,000,000 shares of common stock. At January 31, 1998, 9,291,900 shares had been issued. Approximately 933,100 additional shares will be issued upon completion of distributions under the Plan.

     A total of 225,000 shares of restricted New Common Stock were issued as of the Emergence Date to certain executives of the Company. Such stock vests over periods up to two years from such date and compensation is recognized over the vesting period based



     on the fair value of the New Common Stock as of the issuance date. Some of the stock issued to certain executives was vested as of January 31, 1998, in connection with the termination of their employment.

     All per share data for the Reorganized Company in the financial statements has been computed using the 10,225,000 total shares expected to be issued under the terms of the Plan.

     Stock Option Plans

     Pursuant to the Plan, the 1997 Stock Option Plan (the _1997 Stock Option Plan_), the 1997 Directors Stock Option Plan (the
     _Directors Stock Option Plan_) and certain Restricted Stock
     Agreements were approved.

     The 1997 Stock Option Plan makes available for the granting of options to key employees an aggregate of 800,000 shares of New Common Stock. As of January 31, 1998, options with respect to 753,500 shares were outstanding under the 1997 Stock Option Plan.
      The exercise price of these options is between $5.58 and $6.125 per share.

     The Directors Stock Option Plan makes available for the granting of options to members of the Board of Directors who are not employees of the Company an aggregate of 200,000 shares of New Common Stock. As of January 31, 1998, options with respect to 17,500 shares had been issued under the Directors Stock Option Plan. The exercise price under these options is $5.58.

     Outstanding stock options on January 31, 1998, were 771,000 shares at $5.58 to $6.125 per option. The weighted average remaining contractual life was 9.8 years at a weighted average exercise price of $5.78, no options were exercisable on January 31, 1998. Under the Plan, all options of the Pre-Confirmation Company existing at September 26, 1997, were canceled.

     Outstanding stock options on June 29, 1995, were adjusted, as a result of the Dave & Buster's, Inc. spin-off. The number of shares subject to each option was increased by 33.1% and the exercise price was reduced by 24.9%.

     During 1995, 175,050 options with exercise prices ranging from $25.38 to $37.25 were canceled and reissued at an exercise price of $14.81.


     Activity under these plans was as follows:


                 As Reorganized
                 17 Weeks Ended      35 Weeks Ended
                 January 31, 1998    October 4, 1997
                           Weighted
                           average             Option
                 Number of price     Number    price
                 Options   per       of        per share



                           share     Options
     Outstandin
     g at
     beginning   ---       $ ---     629,601   $ 4.31-
     of period                                 27.98
     Granted     826,500   5.77      ---       ---
     Exercised   ---       ---       ---       ---
     Canceled    (55,500)  5.58      (629,601  4.31-27.98
                                     )
     Outstandin
     g at end    771,000   5.78      ---       ---
     of period
     Shares
     exercisabl
     e at end    ---       ---       ---       ---
     of period




                 Year Ended           Year Ended
                 February 1, 1997     February 3, 1996

                           Option              Option
                 Number    price      Number   Price
                 of        per share  of       Per share
                 Options              Options
     Outstanding
     at
     beginning   1,108,0   $4.31-     1,068,2  $16.13-
     of period   96        27.98      31       37.25
     Granted     ---       ---        902,080  4.31-27.98
     Exercised   ---       ---        ---      ---
     Canceled    (478,49   11.13-     (862,21  11.13-
                 5)        27.98      5)       37.25
     Outstanding
     at end of   629,601   4.31-      1,108,0  4.31-27.98
     period                27.98      96
     Shares
     exercisable
     at end of   195,391   ---        321,153  ---
     period


     The Company has elected to account for stock options using Accounting Principles Board Opinion No. 25, _Accounting for Stock Issued to Employees_ (_APB 25_). Under APB 25, because the exercise price of the Company's stock options generally equals the market price of the underlying stock at the date of grant, no compensation expense is recognized.

     The fair value of options granted was estimated using the Black-Scholes option-pricing model with the following



     assumptions: expected dividend yield of 0%, expected volatility of 50%, risk-free interest rate of 6.2% and expected option life of 10 years. Had compensation expense been determined using SFAS 123, the Company's net loss for the 17 weeks ended
     January 31, 1998, would have been $15.6 and basic and diluted loss per share would have been $1.52. As a result of changing assumptions and future option grants, these hypothetical calculations are not expected to be representative of future calculations.

     Common Stock Warrants

     Pursuant to the Warrant Agreement entered into in accordance with the Plan, the Company has issued 1,008,791 warrants to purchase shares of New Common Stock (the _Warrants_). Each Warrant entitles the holder thereof to purchase one share of New Common Stock at an exercise price of $16.40 per share, subject to adjustments in certain circumstances. The Warrants expire on September 26, 2005.

     Holders of the Warrants have no voting rights, and are not entitled to receive dividends or other distributions on the New Common Stock. Also, holders of the Warrants will not be entitled to share in any of the assets of the Company upon liquidation, dissolution or winding up of the Company. If at any time the daily market price of the New Common Stock, as calculated pursuant to the terms of the Warrant Agreement, exceeds 200% of the then current exercise price, the Company will have the right upon written notice to repurchase the Warrants for a purchase price of $1.00 per Warrant.


     Note 14:  Acquisitions and Dispositions


     During 1995, the Company made acquisitions for an aggregate cash consideration of $14.1. Assets of $19.9 and liabilities of $5.8 were recorded in connection with the acquisitions. The acquisitions were accounted for by the purchase method, and operating results of the acquired entities have been included in the consolidated financial statements since their respective acquisition dates.

     Effective June 29, 1995, the Company distributed all of the outstanding shares of common stock of Dave & Buster's, Inc. owned by the Company to the Company's stockholders of record as of June 19, 1995. Prior to the distribution, Dave & Buster's had been a majority-owned subsidiary engaged in the ownership and operation of restaurant/entertainment complexes. No gain or loss was recorded as a result of the distribution. The distribution was recorded as a dividend and, accordingly, the Company reduced retained earnings by the net book value distributed. Through the distribution date, Dave & Buster's reported 1995 net income of $1.0. As of June 29, 1995, it had total assets of $49.2 and a net book value of $30.9.

     In January 1996, the Company sold substantially all of the assets of its mall entertainment division. At the date of the sale, the mall entertainment division had total assets of $51.8 and a net



     book value of $44.9. The Company recorded a loss of $24.7 in 1995 in connection with the sale. The Company disposed of the remaining mall entertainment division in September 1997. Provisions of $.1, $.9 and $8.3 were recorded for the 35 weeks ended October 4, 1997, 1996 and 1995, respectively, related to the remaining assets to be disposed. For the 35 weeks ended October 4, 1997, fiscal years 1996 and 1995, the mall entertainment division reported net losses of $.5, $.5, and $1.8, respectively.


     Note 15:  Business Segments


     The Company conducts its business in two segments: apparel and footwear. Apparel's operations include J. Riggings, JW/Jeans West Group, Repp, Ltd, and 5-7-9. Footwear's operations include Bakers/Leeds and Wild Pair. Corporate includes the results of some experimental concepts that are no longer in operation.


               Net retail sales                Operating loss
               As                              As
               Reorga Pre-Confirmation         Reorga Pre-Confirmation
               nized                           nized
               17     35                       17     35
               Weeks  Weeks  Year     Year     Weeks  Weeks   Year    Year
               Ended  Ended  Ended    Ended    Ended  Ended   Ended   Ended
               Januar Octob  Februar  Februar  Januar Octobe  Februar Februar
               y 31,  er 4,  y 1,     y 3,     y 31,  r 4,    y 1,    y 3,
               1998   1997   1997     1996     1998   1997    1997    1996
     Apparel        $ $421.  $ 765.9  $ 952.3  $(4.0) $(4.8)  $(44.4) $(129.5
                237.0      8                                                 )
     Footwear    99.1  190.7   320.7    367.9   (1.8)  (3.7)   (15.5)    (8.9)
                336.1  612.5 1,086.6  1,320.2   (5.8) (18.5)   (59.9)  (138.4)
     Corporat     ---    1.3     3.8     69.2   (3.6) (35.0)   (77.5)   (87.5)
     e and
     other
     Interest     ---    ---     ---      ---   (4.9)  (4.3)    (2.4)   (25.2)
     expense,
     net
                    $ $613.  $1,090.  $1,389.  $(14.3 $(57.8  $(139.8 $(251.1
                336.1      8       4        4       )      )        )        )



               Depreciation and amortization   Capital expenditures
               As                              As
               Reorga  Pre-Confirmation        Reorga  Pre-Confirmation
               nized                           nized
               17      35                      17      35
               Weeks   Weeks    Year   Year    Weeks   Weeks   Year     Year
               Ended   Ended    Ended  Ended   Ended   Ended   Ended    Ended



               Januar  Octobe   Februa Februa  Januar  Octobe  Februa   Febru
               y 31,   r 4,     ry 1,  ry 3,   y 31,   r 4,    ry 1,    ary
               1998    1997     1997   1996    1998    1997    1997     3,
                                                                        1996
     Apparel       $    $ 13.6  $ 28.6  $ 36.9     $    $ 16.0  $ 15.7      $
                   6.3                             9.1                   11.2
     Footwear      2.4     5.3     9.4    10.1     2.6     4.1     5.0   10.4
                   8.7    18.9    38.0    47.0    11.7    20.1    20.7   21.6
     Corporate     3.3     1.6     3.2    15.8     2.1     7.1     1.2   15.6
     and other
                $ 12.0  $ 20.5  $ 41.2  $ 62.8  $ 13.8  $ 27.2  $ 21.9      $
                                                                         37.2


                 Identifiable assets
                 As
                 Reorgan Pre-Confirmation
                 ized
                 January Februar   Februar
                 31,     y 1,      y 3,
                 1998    1997      1996
     Apparel     $ 224.3  $ 267.1   $ 362.2
     Footwear      101.6    100.9     131.2
                   325.9    368.0     493.4
     Corporate     117.1    276.9     268.1
     and other
                 $ 443.0  $ 644.9   $ 761.5



     Note 16:  Quarterly Information (Unaudited)
     (Dollars in Millions, except per share data)


               1st Quarter  2nd Quarter   3rd Quarter           4th Quarter
               13 Weeks     13 Weeks      13 Weeks              13 Weeks
               Pre-         Pre-          As     Pre-           As      Pre-
               Confirmation Confirmation  Reorg  Confirmation   Reorga  Confir
                                          anize                 nized   mation
                                          d
                                          4      9
                                          Weeks  Weeks
                                          Ended  Ended
                                          Novem  Octobe
                                          ber    r 4,
                                          1,
               1997   1996  1997   1996   1997   1997    1996   1997    1996
     Net       $224.  $258. $236.  $268.  $      $       $      $       $
     retail    0      1     6      8      62.7   153.2   255.2  273.4   308.3
     sales



     Cost of
     goods
     sold,     158.1  183.7 165.4  207.3  48.7   111.7   182.9  196.5   221.0
     occupanc
     y and
     buying
     expenses
     Net       (17.1  (17.7 0.2    (25.2  (6.8)  (30.0)  (11.5) (8.6)   (88.8)
     income    )      )            )
     (loss)

     Per
     common
     shares:
     Net       (0.77  (0.80 0.01   (1.14  (0.67  (1.35)  (0.52) (0.84)  (4.00)
     income    )      )            )      )
     (loss)
     Dividend  ---    ---   ---    ---    ---    ---     ---    ---     ---
     s

     Common
     stock
     market
     price:
     High      1.94   2.94  1.19   3.88   0.50   0.56    1.81   9.25    2.19
     Low       0.45   1.31  0.25   1.63   0.13   0.38    1.06   0.13(a  1.06
                                                                )

     <fn8>

     (a) The market price of the new Common Stock was between $4.75 and $9.25 during the 4th quarter of 1997.
     </fn8>

     FIVE YEAR FINANCIAL SUMMARY (Unaudited)
     (Dollars in Millions, except per share data)


                           As      Pre-Confirmation
                           Reorga
                           nized
                           As of   As of
                           and     and for Year     Year      Year    Year
                           for     the     Ended    Ended     Ended   Ended
                           the     35      Februar  Februar   January January
                           17      Weeks   y 1,     y 3,      28,     29,
                           Weeks   Ended   1997     1996      1995    1994
                           Ended   October
                           Januar  4,
                           y 31,   1997
                           1998
     Stores at the end of   1,605    1,634    1,745    2,077    2,761    2,866
     the period
     Net retail sales      $336.1   $613.8 $1,090.  $1,389.   $1,476. $1,462.
                                                  4        4        4        9



     Income (loss) before
     extraordinary item    (15.4)   (58.1)  (143.2)  (222.0)     20.5     20.9
     and effects of fresh
     start adjustments
     Total assets           443.0    519.1    644.9    761.5    893.8    873.1
     Long-term debt         127.7    128.0      ---      ---    173.5    159.2
     Common stockholders'   121.7    137.6    (2.1)    140.4    387.2    407.9
     equity (deficit)

     Per basic common
     share:
     Income (loss) before
     extraordinary item    $(1.51        $        $        $      $       $
     and effects of fresh       )   (2.62)   (6.46)  (10.06)     0.93     0.95
     start adjustments
     Dividends on common      ---      ---      ---     0.42     1.24     1.24
     stock
     <fn9>

     Long-term debt has been reclassified to liabilities subject to settlement under reorganization proceedings in 1996 and 1995
     (Note 3 to the consolidated financial statements).
     </fn9>

      Board of Directors
      Jeffrey A. Cole
       Chairman and Chief Executive Officer,
       Cole National Corporation
      Jacob W. Doft
       Managing Director,
       Highline Capital Management, L.L.C.
      H. Michael Hecht
       President and Chief Executive Officer,
       Dickson Trading (North America) Inc.
      Lawrence E. Honig
       Chairman and Chief Executive Officer,
       Edison Brothers Stores Inc.
      Randolph I. Thornton
       Managing Director and Senior Credit Officer,
       Citibank N.A.
      Stephen E. Watson
       President and Chief Executive Officer,
       Gander Mountain, L.L.C.


      Edison Senior Management
      Lawrence E. Honig, Chairman and Chief Executive Officer
      Karl W. Michner, Chairman, Edison Merchandising Committee Carol Williams, President, 5-7-9
      Michael Fine, President, Edison Footwear Group
      Paul Eisen, President, JW/Coda/Oaktree Group
      John Oehler, President, J. Riggings
      Steve Thomas, President, REPP Ltd.
      Peter Hirschhorn, Co-general Manager, Edison Brothers Stores
       International
      Alison Talbot, Co-general Manager, Edison Brothers Stores
       International



      John F. Burtelow, Executive Vice President, Chief
       Administrative Officer and Chief Financial Officer Timothy W. Brannon, Senior Vice President, Stores Kimberly Richmond, Senior Vice President, Marketing
      Lee Johnson, Senior Vice President, Human Resources
      Mark H. Brown, Senior Vice President, Real Estate and
       Construction
      Alan A. Sachs, Senior Vice President, General Counsel and
      Secretary
      Lawrence Pyles, Vice President, Chief Information Officer Thomas McCain, Vice President, Controller
      Denise R. Parker, Vice President, Planning and Allocation George M. Spreiser, Vice President, Logistics

      Corporate Headquarters
      Edison Brothers Stores Inc.
      501 N. Broadway
      St. Louis, MO 63102-2102
      (314) 331-6000

      Transfer Agent and Registrar
      ChaseMellon Shareholder Services, L.L.C.
      85 Challenger Rd.
      Overpeck Center
      Ridgefield Park, NJ 07660

      For correspondence, use:
      P.O. Box 3315
      South Hackensack, NJ 07607-1900

      Independent Auditors
      Arthur Andersen, L.L.P.
      St. Louis, MO

     Annual Meeting
     The Annual Meeting of Stockholders will take place Wednesday, June 10, 1998, at 11 a.m. at Edison Brothers Stores Inc.
     headquarters at the address listed above.

     Common Stock
     The common stock of Edison Brothers Stores Inc. is listed on the Nasdaq National Market under the trading symbol _EDBR._

     Information Requests
     To obtain news releases, sales releases and SEC reports
     (including Form 10-K), please call (314) 331-6000 or visit the company Web site at www.edisonbrothers.com. Additional queries may be directed to Shareholder Relations at the corporate headquarters address listed above.


     Edison Brothers' more than 14,000 associates salute our shareholders, vendors and customers, and we look forward to continuing the partnership that will build the company's future success.